Filed pursuant to Rule 424(b)(3)
Registration No: 333-115546

Prospectus Supplement to the Prospectus dated May 27, 2004
and the Prospectus Supplement dated February 3, 2005

MOBILEPRO CORP.
295,219,537 Shares of common stock

THIS SUPPLEMENT IS PART OF THE PROSPECTUS AND MUST ACCOMPANY THE PROSPECTUS TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED

The sole purpose of this Prospectus Supplement dated February 28, 2006 is to supplement certain information set forth in the Prospectus dated May 27, 2004 and in the Prospectus Supplement dated February 3, 2005.

The prospectus relates to the sale of up to 295,219,537 shares of our common stock by certain persons who are, or will become, stockholders of Mobilepro. All of the shares of common stock are being offered for sale by the selling stockholders at prices established on the OTC Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock. Our common stock is quoted on the OTC Bulletin Board under the symbol “MOBL.” The last reported sale price of our common stock on the OTC Bulletin Board was $0.271 per share on February 24, 2006.

The selling stockholders consist of:

•
Cornell Capital Partners, L.P., which intends to sell up to 2,995,000 acquired pursuant to a Standby Equity Distribution Agreement with us and up to an additional 250,000,000 which may be acquired pursuant to that agreement.

•
Jay O. Wright, our CEO, who intends to sell up to 15,182,500 shares underlying warrants held by him, subject to compliance with the volume limitations of Rule 144 and a lock-up agreement which prohibits the sale of any stock prior to November 15, 2004, and limits his sale of shares thereafter to no more than 1 million shares per quarter. On June 9, 2004, Mr. Wright voluntarily agreed to extend the lockup of his equity in the company for 17 additional months, until the end of his employment contract in April 2006.

•
Kurt Gordon, our CFO, who intends to sell up to 6,500,000 shares underlying warrants held by him, subject to compliance with the volume limitations of Rule 144 and a lock-up agreement which prohibited the sale of any stock prior to November 15, 2004, and limits his sale of shares thereafter to no more than 1 million shares per quarter.

•	Paul Silverman, Chairman of our Advisory Board, who intends to sell up to 500,000 shares underlying warrants held by him.

•	Arne Dunhem, a former CEO of MobilePro, who intends to sell up to 2,000,000 shares underlying warrants held by him.

•
Daniel Lozinsky, a former Director of MobilePro, who intends to sell up to 18,037,037 shares, which shares include underlying warrants held by him, subject to compliance with the volume limitations of Rule 144 and a lock-up agreement which prohibited the sale of any stock prior to October 1, 2004.

•	Newbridge Securities Corporation, which intends to sell up to 5,000 shares acquired pursuant to a Placement Agent Agreement.

Cornell Capital is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock pursuant to the Standby Equity Distribution Agreement. Cornell Capital will pay MobilePro 98% of the market price of our common stock. The 2% discount on the purchase of the common stock to be received by Cornell Capital will be an underwriting discount. In addition, Cornell Capital Partners, L.P. is entitled to retain 3.0% of the proceeds raised by us under the Standby Equity Distribution Agreement.

We have engaged Newbridge Securities Corporation, an unaffiliated registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement. Newbridge was paid a $10,000 placement agent fee, which is payable in shares of our common stock.

These securities are speculative and involve a high degree of risk.

Please refer to “Risk Factors” beginning on page 6.

With the exception of Cornell Capital, which is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of our common stock under the Standby Equity Distribution Agreement, no underwriter or any other person has been engaged to facilitate the sale of shares of common stock in this offering. This offering shall terminate on or before May 27, 2006. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 27, 2006.

PROSPECTUS SUMMARY

The following language is added to the Prospectus in place of the text now under the headings “Our Company” and “About Us”:

We are a broadband wireless, telecommunications, and integrated data communication services company. We deliver a comprehensive suite of voice and data communications services, including local exchange, long distance, enhanced data, Internet, wireless and broadband services to our end-user customers. We are focused on growing our current customer bases, deploying wireless networks, acquiring and growing profitable telecommunications and broadband companies, and forging strategic alliances with well positioned companies with complementary product lines and in complementary industries.

We market and sell our integrated communications services through 11 branch offices in eight states and we service over 155,000 billed accounts representing over 278,000 equivalent subscriber lines including approximately 145,000 local and long-distance telephone lines, 105,000 dial-up lines, 5,000 broadband lines, and over 23,000 wireless customers. We own and operate approximately 36,000 payphones predominantly located in 42 states and the District of Columbia.

The adoption of initiatives by cities to create areas within city limits where residents, visitors, students and businesses can obtain wireless access to the Internet has created a surging market. We are concentrating efforts on the deployment, management and ownership of such municipally sponsored wireless access zones. In the current fiscal year, we have been selected by six municipalities for such projects. The deployment of our first network is scheduled for completion in February 2006. To date, no material revenues have been provided from this business.

Our revenues are generated through three of our four business reporting segments that are described as follows:

Wireless Networks
Our broadband wireless network deployment efforts are being conducted by our wholly-owned subsidiary, NeoReach, Inc., (“NeoReach”), and its subsidiary, NeoReach Wireless, Inc. (“NeoReach Wireless”). This segment also includes the operations of Kite Broadband LLC, (“Kite”), a wireless broadband Internet service provider located in Ridgeland, Mississippi.

Voice Services
Our voice services segment is led by CloseCall America, Inc. (“CloseCall”), a Competitive Local Exchange Carrier (“CLEC”, which is a term applied under the Telecommunications Act of 1996 to new local telephone companies intended to compete with the incumbent local telephone companies) based in Stevensville, Maryland; American Fiber Network, Inc. (“AFN”), a CLEC based in Kansas City, Kansas; and Davel Communications, Inc. (“Davel”), an independent payphone provider based in Cleveland, Ohio. CloseCall offers our customers a full array of telecommunications products and services including local, long-distance, 1.800CloseCall anytime/anywhere calling, digital wireless, high-speed telephone (voice over IP), and dial-up and DSL Internet services. AFN is licensed to provide local telephone, long distance and/or Internet services throughout the United States. Davel is one of the largest independent payphone operators in the United States, providing approximately 57% of the revenues of the voice services segment in the nine months ended December 31, 2005.

Internet Services
Our internet services segment is led by DFW Internet Services, Inc. (“DFW”, doing business as Nationwide Internet), an Internet services provider (“ISP”) based in Irving, Texas, its acquired Internet service provider subsidiaries and InReach Internet, L.L.C, (“InReach”), a full service ISP located in Stockton, California that we acquired on November 1, 2005. Our Internet services segment provides dial-up  and broadband Internet access, web-hosting services and related Internet services to business and residential customers in over 40 states. Over 80% of our ISP customers subscribe to our dial-up service.

Corporate
Our corporate reporting segment serves as the holding company of the operating subsidiaries that are divided among the other three business reporting segments, provides senior executive and financial management, and performs corporate-level accounting, financial reporting and legal functions. Occasionally, its employees may provide services to customers resulting in the recognition of consulting service revenues.

Revenues for the reportable business segments for the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005 were as follows:

	Fiscal Year Ended March 31, 2005		Nine Months Ended December 31, 2005
Business Segment	$s	% of Revenues	$s	% of Revenues

Voice	$32,009,084	68.8%	$56,301,164	74.8%
Internet Services	13,884,060	29.9	12,395,635	16.5
Wireless Networks	—	—	6,600,302	8.7
Corporate	615,000	1.3	—	—
Total Revenues	$46,508,144	100.0%	$75,297,101	100.0%

Prior to January 2004, we were a development stage company. Although we were incorporated only five years ago, we have undergone a number of changes in our business strategy and organization. In June 2001, we focused our business on the integration and marketing of complete mobile information solutions to meet the needs of mobile professionals. In April 2002, we acquired NeoReach and shifted our focus toward solutions supporting the third generation wireless market that provides broadband to allow faster wireless transmission of data, such as the viewing of streaming video in real time. We shifted our business strategy again in December 2003 with a new management team, expanding significantly the scope of our business activity to include Internet access services, local and long distance telephone services and the ownership and operation of payphones. In 2005, we began to invest in the business of deploying broadband wireless networks and providing wireless network access services in wireless access zones to be primarily located in municipality-sponsored areas. We entered these businesses primarily through acquisitions. We have completed 19 acquisitions within the last 24 months. Accordingly, our experience in operating our current businesses is limited. Our Company has lost money historically. In the years ended March 31, 2005 and 2004, we incurred net losses of $5,359,722 and $2,157,844, respectively. For the nine-month period ended December 31, 2005, we incurred a net loss of $6,012,640, including charges for goodwill impairment and restructuring costs amounting to $3,764,429 and $1,335,612, respectively. At December 31, 2005, we had an accumulated deficit of $27,209,190.

Mobilepro Corp (“Mobilepro”) was incorporated under the laws of Delaware in July 2000. Our principal executive offices are located at 6701 Democracy Boulevard, Suite 202, Bethesda, MD 20817 and our telephone number at that address is (301) 315-9040. We maintain a corporate web site at www.mobileprocorp.com. We make available free of charge through our web site our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC. The contents of our web site are not a part of this report. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding Mobilepro.

SUMMARY OF FINANCIAL INFORMATION

The following financial information is added to the Prospectus in place of the financial numbers in this section:

The following information as of March 31, 2004 and 2005 and for the fiscal years then ended was taken from the audited financial statements appearing elsewhere in this filing. The following information as of December 31, 2005 and for the nine-month periods ended December 31, 2004 and 2005 was taken from the unaudited financial statements appearing elsewhere in this filing. This information should be read in conjunction with such financial statements and the notes thereto.

	For the Year Ended March 31, 2004	For the Year Ended March 31, 2005	For the Nine Months Ended December 31, 2004	For the Nine Months Ended December 31, 2005
Statement of Operations Data:

Revenues	$311,355	$46,508,144	$23,265,366	$75,297,101

Operating Costs and Expenses	2,094,507	50,029,303	27,493,176	78,903,939

Operating Loss	(1,783,152)	(3,521,159)	(4,227,816)	(3,606,838)

Other Income (Expenses)	(374,692)	(1,838,563)	(1,232,280)	(2,213,295)

Minority Interests	—	—	—	(192,507)

Net Loss Applicable to Common Shares	$(2,157,844)	$(5,359,722)	$(5,460,090)	$(6,012,640)

Net Loss Per Share
Basic	$(0.0193)	$(0.0185)	$(0.0202)	$(0.0154)

Diluted	$(0.0193)	$(0.0185)	$(0.0202)	$(0.0154)

	March 31, 2004	March 31, 2005	December 31, 2005
Balance Sheet Data:

Assets
Cash and Cash Equivalents	$1,955,607	$4,669,787	$4,960,703

Total Current Assets	$2,106,143	$20,269,751	$20,415,289

Total Non-Current Assets	1,252,030	52,553,180	62,971,598

Total Assets	$3,358,173	$72,822,931	$83,386,887

Liabilities
Total Current Liabilities	$2,511,654	$48,869,082	$31,686,396

Total Long-Term Liabilities	560,200	999,196	11,698,207

Total Liabilities	3,071,854	49,868,278	43,384,603

Minority Interests	—	600,000	3,799,605

Total Stockholders’ Equity	286,319	22,354,653	36,202,679

Total Liabilities and Stockholders’ Equity	$3,358,173	$72,822,931	$83,386,887

Risk Factors

The following is added to the Prospectus as additional risk factors:

The Success of Our Business Is Based on Unproven Revenue Generation Models Which Means That We May Not Achieve Anticipated Revenues

Our revenue models, especially for our municipal wireless network business, are new and evolving. Our ability to generate revenue depends, among other things, on our ability to provide quality wireless technology, telecommunications, broadband and integrated data communication services to our customers utilizing new technologies, new products and innovative bundled service packages. Because our businesses are either newly acquired, based on emerging opportunities and technologies, or based on new bundled services with new price packages, we have limited experience with our revenue models.

Our ability to achieve organic revenue growth is dependent upon the success of long-term projects, such as our wireless initiatives, that require us to incur significant up-front costs. We expect to confront multiple challenges in reaching the point where significant revenues are provided by this business. For example, the securing of a city contract is a multi-step process that can take over six months to complete, including a pilot demonstration, the RFP preparation, response and evaluation, contract negotiation, development of the deployment plan, and equipment installation and testing. Although we attempt to minimize development risks by carefully analyzing demographics, topography, climate and other factors, each project includes the utilization of newly developed transmission equipment. For example, operating costs incurred by NeoReach Wireless in the current year approximate $1,392,000 and we expect that the cost of the equipment required for the completion of the Tempe network will approximate $2.2 million. Further, in order to generate revenues from these projects, we will be required to successfully complete marketing efforts to obtain individual subscribers willing to pay us for wireless Internet service and negotiate contracts with large Internet service providers allowing them use of the network.

In addition, during the current fiscal year, the activities of the Internet services operation have focused on the integration of the acquired companies. The efforts are focused on combining service offerings, consolidating network operations and customer support locations, and reducing operating expenses. The success of our overall growth strategy depends, in part, on our ability to transition customers to new Internet access services, especially broadband wireless, and/or to sell additional voice services to the existing customer base. However, at present, dial-up subscribers represent a significant number of our Internet service customers. The erosion of this customer base is likely to continue until our new efforts to transition these customers to enhanced services become more effective.

There can be no assurance that the projects will be successfully completed or that the completed projects will provide the anticipated revenues. Accordingly, there can be no assurance that our business revenue models will be successful or that we can sustain revenue growth or maintain profitability.

Recent Industry Trends Could Adversely Affect Our Ability to Compete in the Wireless Communications Industry and Significantly Reduce the Likelihood of Our Success

The wireless communications industry has experienced consolidation of participants, and this trend may continue. If wireless carriers consolidate with companies that utilize technologies that are similar to or compete with our wireless technology, our proportionate share of the emerging market for wireless technologies may be reduced or eliminated. This reduction or elimination of our market share could reduce our ability to obtain profitable operations and could even cause us to reduce or cease operations.

In addition, the increasing number of municipally sponsored wireless network opportunities is attracting the interest of very large competitors. For example, competitors for the Philadelphia network included Verizon, Comcast and Earthlink. According to a published report, the city of San Francisco received plans from 26 companies in response to a request for proposals, including Cingular Wireless, Earthlink and Google.

The activity of these competitors, with resources far greater than ours, could adversely affect our ability to obtain additional awards for the deployment and management of wireless networks and significantly reduce the likelihood of success for our emerging wireless network and other businesses.

Our Payphone Division is Subject to Intense Competition That May Result in Future Revenue Declines

Through our Davel subsidiary, we compete with other independent pay telephone providers and large local exchange carriers for the locations where we install and operate pay telephones. Many of these competitors have substantially greater financial, marketing and other resources than us.

Additionally, Davel indirectly competes with other telecommunications providers, including providers of wireless services and prepaid calling card companies, for end users to utilize our pay telephones to make local and long distance calls. The proliferation of wireless communication devices has continued to reduce the use of pay telephones. For example, the cellular telephone business of CloseCall represents indirect competition for Davel.  Furthermore, certain providers of wireless communication devices have continued to introduce rate plans, including pre-paid rate plans, that are competitively priced with certain of the products offered by us and have negatively impacted the usage of pay telephones throughout the nation. The effect on our business is that revenues of Davel are steadily declining. Davel’s revenues were $32,283,029 for the nine months ended December 31, 2005 compared with $44,007,674 (including the pre-acquisition portion) for the corresponding period of the prior year.

If we are unsuccessful in increasing revenues from other sources, the declining payphone business may contribute to declines in consolidated revenues and the incurring of operating losses.

Davel’s Reliance on Third Party Providers Could Delay the Timely Receipt of Accounts Receivable

Davel relies on third party providers to provide local access, long distance and operator services to its pay telephones. The uncertainty with the greatest potential negative financial impact relates to revenue from and collectibility of access code calls and toll-free dialed calls, or dial around compensation (i.e., intercarrier compensation paid to us by the providers of 800 numbers at the rate of 49.4 cents per call). In current quarters, Davel initially recognizes revenue related to non-coin dial-around calls that are initiated from a Company payphone in order to gain access to a long distance company or to make a standard toll free call based on estimates.  The inter-exchange carriers have historically paid for fewer dial-around calls than are actually made and the collection period for dial-around revenue is generally four to six months, but can be in excess of a year. The estimates of revenue are based on the historical analysis of calls placed and amounts collected. These analyses are updated on a quarterly basis.  Recorded amounts of revenue relating to prior periods may be adjusted based on the amounts of actual receipts and/or an unexpected change in the historical trends of calls and/or collections.

Dial around compensation represents a material percentage of our consolidated revenues. Dial around revenue was approximately $8,082,691 in the current year, representing approximately 10.7% of consolidated revenues. The amount of dial-around revenue estimated to be collectible and included in the balance of accounts receivable at December 31, 2005 was $5,453,041.  We depend on the third-party service providers to quickly and accurately report and pay amounts owed to us as dial around compensation.  Our inability to obtain such reports and/or our inability to collect amounts owed to us could result in material reductions in accounts receivable with material adverse effects to future consolidated revenues and net income.

Our business model is dependent upon growth through acquisition of other telecommunication service providers. We have completed 19 acquisitions during the 24 month period ended December 31, 2005. We expect to continue making acquisitions that will enable us to build our Internet services, competitive local exchange carrier and wireless broadband businesses. Acquisitions involve numerous risks, including the following:

•	Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
•	Diversion of management’s attention from normal daily operations of the business;
•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	Initial dependence on unfamiliar partners;
•	Insufficient revenues to offset increased expenses associated with acquisitions; and
•	The potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•
Issue common stock that would dilute our current stockholders’ percentage ownership (22,521,272 of the shares of our common stock that are being registered herein were acquired by selling stockholders in connection with acquisitions by us);

•	Assume liabilities;
•	Record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
•	Incur amortization expenses related to certain intangible assets;
•	Incur large and immediate write-offs, and restructuring and other related expenses; or
•	Become subject to litigation.

Mergers and acquisitions are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition.  In order to achieve the critical mass of business activity necessary to successfully execute our business plan, we plan to continue making strategic acquisitions and significantly increase the number of strategic partners and customers that use our technology and services. This growth has placed, and will continue to place, significant strain on our personnel, systems and resources. We expect that we will continue to hire employees, including technical, management-level employees, and sales staff, in the foreseeable future. This growth will require us to improve management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth. We cannot be sure that we will manage our growth effectively, and our failure to do so could cause us to reduce or cease operations.

Many of the companies that we have acquired have been very small and/or privately held. Consequently, we have made acquisition decisions based on historical information that has not been audited. Generally, we structure our merger agreements to give us the right to make subsequent adjustments to the purchase consideration based on the subsequent discovery of inaccuracies. However, the process requires that senior management spend significant amounts of time resolving disputes with former owners of the acquired companies. In addition, we have been confronted with the challenges of managing many remotely located operations and combining different systems. Although we have been successful in retaining key managers and other employees of our major acquired companies, the lack of employee retention at certain smaller acquired companies has adversely affected the integration of operations and the retention of customers

Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way.

Impairment of Goodwill Could Result in Significant Future Charges That Could Jeopardize Our Ability to Raise Capital

At December 31, 2005, our balance sheet included intangible assets with a total carrying value of approximately $46,404,000, representing 55.6% of total assets and including approximately $37,311,000 in goodwill. Substantially, this goodwill has been recorded in connection with the series of acquisitions completed by us since January 1, 2004. GAAP requires that we assess the fair values of acquired entities at least annually in order to identify any impairment in the values. We perform our annual impairment tests for goodwill at fiscal year-end. However, on a quarterly basis, we are alert for events or circumstances that would more likely than not reduce the fair value of a reporting segment below its carrying amount. If we determine that the fair value of an acquired entity is less than the net assets of the entity, including goodwill, an impairment loss would be identified and recorded at that time.

During the three months ended December 31, 2005, both the Internet and voice services segments incurred operating losses that were not expected. As a result, management reviewed the carrying values of the assets of these segments and determined that an adjustment for goodwill impairment was appropriate at December 31, 2005. The Company recorded an impairment charge in the amount of $3,764,429, including $1,945,519 related to the Internet service companies and $1,818,910 related to Affinity Telecom (“Affinity”), a CLEC business located in the State of Michigan that was acquired in August 2004. The negative customer churn of dial-up Internet access customers has exceeded management's expectations, contributing to the net loss incurred by this segment during the most recent quarter. The Company has experienced a significant and steady loss of Affinity customers, and Affinity has incurred bad debt losses at a greater rate than in our other CLEC companies. The impairment charge represented approximately 12.8% and 73.0% of the goodwill related to the Internet service companies (excluding InReach) and Affinity, respectively.

Future assessments of the acquisition fair values could identify material impairment losses resulting in substantial write-offs of goodwill. Such adjustments could have material adverse effects on our results of operations and our financial position, and could impede our continuing ability to raise capital and/or to make acquisitions.

The Federal and State Regulations Under Which Our Payphone Business Operates Could Change, Resulting in Harm to This Business

The enactment of the Telecommunications Act of 1996 significantly altered the regulatory landscape in which payphone companies operate. Although the Telecommunications Act of 1996, as implemented by the FCC, addressed certain historical inequities in the payphone marketplace, uncertainties relating to the impact and timing of the implementation of this framework still exist.

The uncertainty with the greatest potential financial impact relates to revenue from and collectibility of access code calls and toll-free dialed calls, or dial around compensation. Dial around compensation accounts for a material percentage of our revenues.

Historically, many parties legally obligated by the FCC to pay dial around compensation have nevertheless failed to do so. We believe that such failures exist today. While we believe that we would have the right to sue in order to collect amounts owed, such efforts may consume management time and attention and our cash, and there can be no assurance that such efforts would result in the collection of any additional amounts. Consequently, such illegal nonpayment activities may adversely affect our cash flows, receivable collectibility, and future business profitability.

In addition, the December 2004 decision by the Federal Communications Commission to abolish "UNE-P" rules and rates will likely increase local line rates for us. The March 2004 United States Court of Appeals, D.C. Circuit decision to vacate the Federal Communications Commission Unbundled Network Element rules will have an unknown effect on local access pricing for pay telephone providers; however, it is likely that the impact will cause price increases to pay telephone providers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following is added to the Prospectus in place of the text under this heading:

The following is a discussion and analysis of 1) our results of operations for the three and nine months ended December 31, 2005 and 2004, and the fiscal years ended March 31, 2005 and 2004, 2) our financial position at December 31, 2005, and 3) the factors that could affect our future financial condition and results of operations. Historical results may not be indicative of future performance.

Overview

Prior to January 2004, we were a development stage company. Although we were incorporated only five years ago, we have undergone a number of changes in our business strategy and organization. In June 2001, we focused our business on the integration and marketing of complete mobile information solutions to meet the needs of mobile professionals. In April 2002, we acquired NeoReach, and shifted our focus toward solutions supporting the third generation wireless market. We shifted our business strategy again in December 2003 with a new management team, expanding significantly the scope of our business activity to include Internet access services, local and long distance telephone services and the ownership and operation of payphones. In 2005, we began to invest in the business of deploying broadband wireless networks and providing wireless network access services in wireless access zones to be primarily located in municipality sponsored areas. We entered these businesses primarily through the acquisition of established companies. These operations have been acquired within the last twenty-four months. Accordingly, our experience in operating our current businesses is limited. Our Company has lost money historically. For the nine months ended December 31, 2005, we incurred a net loss of $6,012,640. In the years ended March 31, 2005 and 2004, we incurred net losses of $5,359,722 and $2,157,844, respectively. At December 31, 2005, we had an accumulated deficit of $27,209,190.

Our acquisitions have resulted in the creation of a broadband wireless, telecommunications, and integrated data communication services company with customers representing approximately 278,000 equivalent subscriber lines. We intend to pursue additional acquisitions to further the development of our Internet services business, competitive local exchange and wireless broadband businesses. We expect that future revenue growth will occur largely through the consummation of additional acquisitions, growth of our core CLEC business, and the deployment, ownership and management of broadband wireless networks that we expect to provide subscription and advertising revenues. We have a publicly announced goal of reaching $200 million in annualized revenues and 10% EBITDA margin by the end of the current fiscal year. Based on our revenues for the three months ended December 31, 2005, including the addition of revenues provided by InReach, we have attained an annualized revenue run rate of approximately $105 million (calculated by multiplying $26,244,206, the consolidated revenues for the three months ended December 31, 2005, by 4). However, there can be no assurance that the revenues for the next twelve months will be $105 million. Revenues for the nine months ended December 31, 2005 were approximately $75,297,000. Our EBITDA for the nine months ended December 31, 2005, was approximately $4,464,000, or 5.9% of consolidated revenues. In order for our annualized revenue goal to be achieved, we would need to consummate the acquisition of one or more companies with annualized revenues exceeding $95 million prior to March 31, 2006. Although we continue actively to evaluate acquisition opportunities, there can be no assurance that we will complete any additional acquisitions this year or that any additional acquisitions will provide sufficient revenues to achieve the goal. It is also unlikely that we will achieve the annual EBITDA margin target of 10%.

Our strategy is unproven and the revenue and income potential from our strategy is unproven. We may encounter risks and difficulties frequently encountered by companies that have grown rapidly through acquisition, including the risks described elsewhere in this Prospectus. Our business strategy may not be successful and we may not be able to successfully address these risks.

We realize that effective analysis of our operations with an approach of comparing results for a current period with the results of a corresponding prior period may be difficult due to the number of acquisitions that we have completed and the significant number of shares of our common stock that we have issued to the former owners of acquired companies and Cornell Capital. In order to analyze ourselves, we focus not only on achieving increasing amounts of net income and EBITDA, but emphasize the increase of net income per share.

Revenues for the reportable business segments for the three and nine months ended December 31, 2004 and 2005 were as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Business Segment	2004	2005	2004	2005

Voice Services	$12,391,227	$18,505,132	$13,346,798	$56,301,164
Internet Services	4,735,906	4,534,617	9,303,568	12,395,635
Wireless Networks	-	3,204,857	-	6,600,302
Corporate	-	-	615,000	-
Total Revenues	$17,127,133	$26,244,606	$23,265,366	$75,297,101

Revenues for each business segment, expressed as a percentage of total revenues for the respective period, were as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Business Segment	2004	2005	2004	2005

Voice Services	72.3%	70.5%	57.4%	74.8%
Internet Services	27.7	17.3	40.0	16.5
Wireless Networks	-	12.2	-	8.7
Corporate	-		2.6
Total Revenues	100.0%	100.0%	100.0%	100.0%

The revenues of the voice services business segment are provided primarily by the operations of Davel and CloseCall. Davel’s revenues represented approximately 57% and 43% of voice services revenues and consolidated revenues, respectively, for the nine months ended December 31, 2005. CloseCall’s revenues represented approximately 36% and 27% of voice services revenues and consolidated revenues, respectively, for the nine months ended December 31, 2005. We do not expect that the changing UNE-P regulations will impact CloseCall's revenues materially as we have multi-year agreements in place with our major carriers such as Verizon.

We deliver a comprehensive suite of voice and data communications services, including local exchange, long distance, enhanced data, Internet, wireless and broadband services to our end-user customers. We are focused on growing our current customer bases, developing and deploying wireless technologies, acquiring and growing profitable telecommunications and broadband companies and forging strategic alliances with well positioned companies with complementary product lines and in complementary industries. We are also an innovator and developer of wireless broadband networks and services. Our wireless broadband networks and services will be provided in our Wireless Access Zones (WAZ) to be primarily located in municipality sponsored areas. These network systems are scalable and flexible and will be readily modified to offer a variety of broadband services.

Cost of network services is comprised primarily of telecommunications charges, including data transmission and database access, leased digital capacity charges, circuit installation charges and activation charges. The costs of database access, circuits, installation charges and activation charges are based on fixed fee and/or measured services contracts with local exchange carriers, inter-exchange carriers and data services providers. The cost of providing services to our customers also includes salaries, equipment maintenance and other costs related to the ongoing operation of our network facilities. Depreciation expense on our network equipment is excluded from our cost of network services and is included in depreciation and amortization of property and equipment and amortization of intangible assets in our consolidated statements of operations. Our other operating expenses include costs related to sales, marketing, administrative and management personnel; outside legal, accounting and consulting services; advertising and occupancy expenses; and other costs of being a publicly traded company, including legal and audit fees, insurance premiums and board of director fees.

Management Challenges

During the current fiscal year, management is concentrating its efforts on the business development and network deployment activities of NeoReach Wireless, the consolidation and integration of the Internet services and voice services businesses, and the identification and securing of additional sources of growth capital.

We see opportunity for growth in the emerging market presented by municipally sponsored broadband wireless networks. Our acquisition strategy of the last two years has been executed, in part, with the objective of establishing a viable telecommunications company with sufficient credibility to be considered for selection by cities for the deployment, ownership and management of broadband wireless networks. The initial indication of the effectiveness of our business plan execution was the selection by Tempe, Arizona, of NeoReach Wireless for its network. Subsequently, we were selected by five other cities for the deployment, ownership and management of such networks. However, the ramp-up time from selection to the completion of deployment can exceed six months. As a result, we have incurred significant costs related to this business before the Tempe deployment is completed, and therefore before any significant revenues are expected. The capital equipment costs for the Tempe network are expected to approximate $2,200,000. Operating costs for NeoReach Wireless, currently running at a monthly rate of approximately $200,000, were approximately $1,392,000 for the nine months ended December 31, 2005.

Many of the companies that we have acquired are experiencing declining revenues as we expected. Over 80% of the customers of our Internet services business are subscribers to dial-up service. The revenues of this business segment have declined from approximately $4,580,000 for the three months ended March 31, 2005 to approximately $3,591,000 (before the addition of InReach revenues) for the three months ended December 31, 2005, a decline of approximately 22%. Likewise, the pay telephone business is declining due primarily to the public’s increasing usage of competitive technologies. Revenues for Davel for the nine months ended December 31, 2005 were $32,283,029 compared with revenues of approximately $44,007,674 for the corresponding period of the prior year. The declining revenues of these businesses and the operating costs of NeoReach Wireless discussed above are adversely affecting our operating profitability.

During the three months ended December 31, 2005, both the Internet service provider segment and the voice services segment incurred operating losses that were not expected. As a result, we reviewed the carrying values of the assets of these segments and determined that an adjustment for goodwill impairment was appropriate at December 31, 2005. We recorded an impairment charge in the amount of $3,764,429, including $1,945,519 related to the Internet service provider companies and $1,818,910 related to Affinity. The negative customer churn of dial-up ISP customers has exceeded our expectations, contributing to the net loss incurred by this segment during the most recent quarter. We have experienced a significant and steady loss of Affinity customers, and Affinity has incurred bad debt losses at a greater rate than in our other CLEC companies. The impairment charges represented approximately 12.8% and 73.0% of the goodwill related to the ISP companies (excluding InReach) and Affinity, respectively. Future assessments of the acquisition fair values could identify material impairment losses resulting in substantial write-offs of goodwill. Such adjustments could have material adverse effects on our results of operations and our financial position. In order to attain and to sustain the profitability of our Internet and voice services businesses, we have undertaken a project to consolidate these operations that we expect to substantially complete by March 31, 2006. As a result, we recorded a restructuring charge of $1,335,612 in the most recent quarter. As additional employee terminations occur, we expect to record an additional charge for restructuring costs in our fourth quarter. This amount has not yet been determined.

Critical Accounting Policies

We believe there have been no significant changes in our critical accounting policies during the current year as compared to what was previously disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-KSB for the year ended March 31, 2005. During the current year, because the $100 million Standby Equity Distribution Agreement with Cornell Capital (the “SEDA”) is providing equity financing to us, we began to amortize deferred financing costs related to the SEDA to additional paid-in-capital and we began to charge this account for the additional fees paid to Cornell Capital and other financial advisors in connection with making draws under the SEDA.

We consider the accounting policies related to revenue and related cost recognition, the valuation of goodwill and other intangible assets and the accounting for transactions related to our debt and equity financing activity to be critical to the understanding of our results of operations. Critical accounting policies include the areas where we have made what we consider to be particularly subjective or complex judgments in making estimates and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

The Notes to the Consolidated Financial Statements included elsewhere in this Prospectus include three additional disclosures that were not included in the set of Notes to Consolidated Financial Statements that were a part of our Form-10KSB for the year ended March 31, 2005. In the discussion of our revenue recognition policies in Note 2, we have added a statement that the revenues for the year ended March 31, 2005 included an adjustment to previously recorded revenues of $167,319. In the Note 17 discussion of our income taxes, we have added the additional disclosures required by SFAS No. 109 that reconcile the statutory federal income tax rate of 35% to our effective rate of 0% for the fiscal years ended March 31, 2005 and 2004, present the components of our net deferred tax asset at March 31, 2005 and 2004, and disclose the amount of our net operating loss carryforward amount at March 31, 2005 of approximately $15.9 million. In footnote Exhibits 1, 2 and 3, we have included additional financial information related to the companies acquired during the year ended March 31, 2005.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123. The revision, referred to as SFAS 123R, was entitled “Share-Based Payment”. This revised pronouncement replaces SFAS 123 and supersedes APB No. 25, and its scope encompasses a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

SFAS 123R requires that the compensation cost relating to share-based payment transactions be recorded in financial statements. For each transaction, compensation cost is to be measured based on the fair value of the equity or liability instrument issued. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition of compensation expense. In accordance with a Securities and Exchange Commission announcement released in April 2005, small business issuers will be allowed to implement SFAS No. 123R as of the beginning of the first annual period that begins after December 15, 2005 -- for us that means adoption in the first fiscal quarter ending June 30, 2006.

Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. We are evaluating the requirements of SFAS No. 123R and expect that its adoption will have a material adverse impact on our consolidated financial position and consolidated results of operations including an increase in compensation expense for equity instruments issued to employees. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures that have been provided in accordance with SFAS No. 123.

Results of Operations and Financial Condition

We realize that effective analysis of our operations with an approach of comparing results for a current period with the results of a corresponding prior period may be difficult due to the significant number of acquisitions and stock issues that we have completed. In order to analyze ourselves, we focus not only on achieving increasing amounts of net income and EBITDA, but emphasize the increase of net income per share.

The Three Months Ended December 31, 2005 and 2004

Total Revenues

We achieved consolidated revenues of $26,244,606 in the three-month period ended December 31, 2005 compared with revenues of $17,127,133 in the corresponding period of the prior fiscal year. Since April 1, 2004, we have completed the acquisition of seventeen companies that have provided significant revenues to us, particularly to our voice and Internet services operating segments. The most significant portions of our revenues are provided by our CloseCall and Davel subsidiaries that were acquired in October 2004 and November 2004, respectively. Revenues for these companies were included in our consolidated results of operations from the acquisition dates. In addition, major acquisitions in the current year include AFN, acquired on June 30, 2005, and InReach, acquired on November 1, 2005, and we obtained a 51% ownership of Kite on June 30, 2005. The revenues of these entities are included in our consolidated results of operations from those dates. Accordingly, the amounts of revenues included in our consolidated revenues for the three month periods ended December 31, 2004 and 2005 were as follows for Davel and CloseCall, Kite, AFN and InReach.

Acquired Company	2004	2005	Increase

Davel	$6,377,744	$10,084,268	$3,706,524
CloseCall (includes Affinity and US1)	6,013,483	6,509,269	495,786
Kite	-	3,199,366	3,199,366
AFN	-	1,906,635	1,906,635
InReach	-	943,138	943,138

Total Revenues	$12,391,227	$22,642,676	$10,251,449

Revenues by Segment

Voice Services. We deliver voice communications services to end users on a retail basis principally though this business segment. Revenues from our voice services for the current quarter ended December 31, 2005 were $18,505,132, representing approximately 71% of consolidated revenues. The revenues of this segment were $12,391,227 in the third quarter last year. The current year revenues were attributable primarily to CloseCall, Davel and AFN, all of which were acquired subsequent to last year’s second quarter. This group derives most of its operating revenues from recurring monthly charges, coin revenue and “dial-around” revenues (intercarrier compensation paid to us by the providers of 800 numbers at the rate of 49.4 cents per call) that are generated by our communications services. Our local and long distance service revenues are being negatively affected in the current year by a continued decline in rates and competitive pressures to bundle long distance minutes of use within local service product offerings. Our existing base of business of long distance minutes is also subject to increasing competition from both VoIP and competing wireless service offerings.

Internet Services. We deliver data communications services to end users on a retail basis principally though this business segment. Revenues from Internet services for the current quarter ended December 31, 2005 were $4,534,617, representing approximately 17% of consolidated revenues and including $943,138 in revenues attributable to InReach. We reported Internet service revenues of $4,735,906 for the prior year quarter ended December 31, 2004. The current year and prior year results included a full quarter of operating results for each of the eight data services companies acquired during the fiscal year ended March 31, 2005. As a result, revenues determined on a “same company” basis declined by $1,144,427 between years, or approximately 24%. As stated above, the loss of customers by this business, that includes mostly dial-up Internet access subscribers, has exceeded our expectations, contributing to the goodwill impairment loss recorded in the current quarter. In order to attempt to reverse the loss of revenues, we have consolidated the retail operations of the voice and Internet service provider businesses in order to promote the cross selling of CLEC services to our Internet access subscribers.

Wireless Networks. The revenues of this operating segment principally relate to Kite. As indicated above, Kite’s revenues for the current quarter were $3,199,366, representing 12.2% of consolidated revenues. To date, the revenues earned by NeoReach Wireless are insignificant. This segment did not generate any revenues for the fiscal quarter ended December 31, 2004.

Corporate. From time to time, the corporate segment generates miscellaneous revenues. No such revenues were generated by this segment in the current year or prior year quarters.

Operating Costs and Expenses

Total operating costs and expenses for the three months ended December 31, 2005, including depreciation and amortization, were $32,567,755, including charges for goodwill impairment and restructuring costs of $3,764,429 and $1,335,612, respectively. Excluding these charges, total operating costs and expenses represented approximately 105% of consolidated revenues for the three months ended December 31, 2005. Operating costs and expenses for the three months ended December 31, 2004 were $19,176,127, or 112% of consolidated revenues. Operating costs and expenses have increased, but decreased as a percentage of consolidated revenues, as we acquire companies and increase the size of our businesses. The cost of services (excluding depreciation and amortization) was $13,790,195 in the three months ended December 31, 2005, or 52.5% of revenues, compared with $8,633,278, or 50.4% of revenues, in the prior year quarter. Compensation expenses, professional fees paid to attorneys, accountants and other advisors, and other general and administrative expenses comprises a major portion of operating costs and expenses. Such expenses represented 90.4% and 89.5% of total operating costs and expenses (before impairment and restructuring charges) in the three-month periods ended December 31, 2004 and 2005, respectively.

Our current year operating expenses include the operating costs being incurred to start-up the municipal wireless network business and to support the deployment of the Tempe network. Total operating costs for the current quarter included $513,773 in operating expenses of NeoReach Wireless. There were no such costs in the corresponding prior year period. Spending by NeoReach Wireless has accelerated in the current year as we see increased interest in municipal wireless projects, as measured by the number of municipalities issuing requests for proposals. This activity and our own success in being selected for such projects convinced us to increase the pace of our investment in this business. In order to respond to the growing number of opportunities, we have increased staff in this group and expanded our business development activities resulting in increased compensation costs, tradeshow attendance costs and other travel expenses.

Interest Expense

Interest expense, net, was $582,785 for the three-month period ended December 31, 2005 compared with $905,896 in the comparable period of the prior year. During the prior year period, we closed two significant acquisitions resulting in a significant increase in borrowings from Cornell Capital and Airlie. Most significantly, the purchase consideration for the acquisition of Davel in November 2004 included $14 million cash. These funds were provided by the proceeds of the acquisition bridge loan from Airlie. We used funds borrowed from Cornell Capital to provide the $8 million cash portion of the CloseCall purchase consideration. Since the end of last year’s quarter, significant amounts of the Cornell Capital borrowings have been converted to common stock and the proceeds provided by the Debenture allowed us to retire the Airlie bridge loan in May 2005. The effect of this financing activity on interest expense for the quarter ended December 31, 2004 was interest related to notes payable to Cornell Capital and the bridge loan in the amounts of $470,639 and $389,211, respectively. Interest expense for the current quarter included interest expense related to notes payable to Cornell Capital of only $149,266. Interest expense for the current quarter related to the Debenture, including the debt discount amortization, was approximately $397,000.

Net Income (Loss)

We reported a net loss of $6,955,732 for the three-month period ended December 31, 2005, or $0.0165 per share, compared with a net loss of $2,954,890, or $0.0093 per share, for the corresponding quarter of the prior year. The charges for goodwill impairment and restructuring costs that were recorded in the current quarter totaled $5,100,041, or $0.0121 per share. As a result, all segments incurred net losses for the current quarter. In the comparable quarter of the prior year, the voice and Internet services segments provided net income amounts of $581,781 and $287,254, respectively, which were not sufficient to offset the combined operating loss of the wireless networks and corporate segments of approximately $3,823,925. The prior year net loss for the quarter included amortization expense of approximately $220,000 related to SEDA deferred financing fees. Consistent with our practice of converting funds drawn under the SEDA to common stock, we have charged current year amortization to additional paid-in capital.

Consecutive Quarter Results

On a consecutive quarter basis, consolidated revenues decreased by 1.1% from $26,546,650 reported for the three-month period ended September 30, 2005, despite the acquisition of InReach during the current quarter that added revenues of $943,138. For the prior quarter, we reported net income of $523,900. As described above, the current quarter net loss included goodwill impairment and restructuring costs of $5,100,041. However, the current quarter results were also adversely affected by the seasonal decline of Davel’s revenues, the continuing negative churn of dial-up ISP customers, and increased bad debt expenses recorded by the ISP group and CloseCall. Cost of services, expressed as a percentage of corresponding revenues, increased from 43.9% in the prior quarter to 52.5% in the current quarter. Benefiting prior quarter results were favorable adjustments resulting from the settlement of disputes with vendors recorded by Davel and CloseCall that reduced cost of services by $563,000. The total amount of other operating expenses, depreciation, amortization and interest expense increased by $34,657 from the prior quarter total amount of $14,225,645.

EBITDA Presentation

EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under GAAP. However, we have included data with respect to EBITDA because we evaluate and project the performance of our business using several measures, including EBITDA. The computations of EBITDA for the preceding quarter ended September 30, 2005, and for the three-month periods ended December 31, 2005 and 2004 were as follows.

	For the Three Months Ended September 30,	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2005	2005	2004	2005

Net Income (Loss)	$523,900	$(6,955,732)	$(2,954,890)	$(6,012,640)
Add non-EBITDA items included in net results:
Depreciation and amortization	1,047,319	1,293,993	792,717	3,163,689
Interest expense, net	698,335	582,785	905,896	2,213,295
Goodwill impairment and restructuring costs	-	5,100,041	-	5,100,041

EBITDA	$2,269,554	$21,087	$(1,256,277)	$4,464,385

The significant decline in EBITDA from September 30 to December 31, 2005 was due to the loss incurred from operations in the current quarter before the nonrecurring charges. Our negative EBITDA in the third quarter of the prior fiscal year was primarily attributable to acquisition costs and the smaller scale of operations in the prior year.

We consider EBITDA to be an important supplemental indicator of our operating performance, particularly as compared to the operating performance of our competitors, because this measure eliminates many differences among companies in financial, capitalization and tax structures, capital investment cycles and ages of related assets, as well as certain recurring non-cash and non-operating items. We believe that consideration of EBITDA should be supplemental, because EBITDA has limitations as an analytical financial measure. These limitations include the following: EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; EBITDA does not reflect the effect of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and not all of the companies in our industry may calculate EBITDA in the same manner in which we calculate EBITDA, which limits its usefulness as a comparative measure.

Management compensates for these limitations by relying primarily on its GAAP results to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are not reflected in EBITDA. As a result of these limitations, EBITDA should not be considered as an alternative to net income (loss), as calculated in accordance with generally accepted accounting principles, as a measure of operating performance, nor should it be considered as an alternative to cash flows as a measure of liquidity.

Further, we realize that effective analysis of our operations with an approach of comparing results for a current period with the results of a corresponding prior period may be difficult due to the significant number of acquisitions and stock issues that we have completed. In order to analyze ourselves, we focus not only on achieving increasing amounts of net income and EBITDA, but strive to increase net income per share.

The Nine Months Ended December 31, 2005 and 2004

Revenues

Consolidated revenues were $75,297,101 in the nine-month period ended December 31, 2005 compared with revenues of $23,265,366 in the corresponding period of the prior fiscal year. The most significant portion of the increase in revenues is the combined revenues of CloseCall and Davel, subsidiaries that were acquired in October and November 2004, respectively. As a result, the voice business segment reported revenues of $56,301,164 for the current year compared with revenues of only $13,346,798 in the prior year. Full period revenues for all of the ISPs that were acquired in the prior year plus the addition of InReach resulted in the increase in Internet services revenues to $12,395,635 for the current year from revenues of $9,303,568 reported for the prior year. The current year revenues also benefited from the acquisitions of AFN and Kite. The schedule below presents a comparison of revenues included in our consolidated revenues for the quarters ended December 31, 2004 and 2005 for the most significant companies added since October 1, 2004 (the beginning of last year’s quarter).

Acquired Company	2004	2005	Increase

Davel	$6,377,744	$32,283,029	$25,905,285
CloseCall (includes Affinity and US1)	6,969,054	20,479,012	13,509,958
Kite	-	6,584,680	6,584,680
AFN	-	3,539,123	3,539,123
InReach	-	943,138	943,138

Total Revenues	$13,346,798	$63,828,982	$50,482,184

In June 2004, we entered into a Business Development Agreement with Solution Technology International, Inc. (“STI”), a Frederick, Maryland-based software company, whereby we provided advice in connection with going public and financing to STI in exchange for a 5% ownership in STI. We believed that a strategic relationship with STI would be valuable to us since STI had contacts with insurance companies that could be potential purchasers of our various services.  We valued this ownership at $150,000 and recorded revenues of this amount in the quarterly period ended June 30, 2004.

In August 2004, we signed a Business Development Agreement with Texas Prototypes, Inc. (“Texas Prototypes”), an electronic prototype manufacturing company, to jointly pursue a working relationship covering a number of potential technology projects and business development initiatives. We saw a potential fit between their chip prototype business and our ZigBee chip development project. We received a 5% ownership in Texas Prototypes, or 2,763,180 shares of Texas Prototypes common stock, as consideration for services under the agreement. We valued this ownership at $300,000 and recorded revenues of this amount in the quarterly period ended September 30, 2004.

The investments in STI and Texas Prototypes were classified as other assets and were included in our consolidated balance sheets at March 31, 2005 and December 31, 2005 in the amounts of $150,000 and $300,000, respectively.

In August 2004, we provided cash to STI and Texas Prototypes under bridge debenture agreements in the amounts of $300,000 and $700,000, respectively, in anticipation of their initial public offerings. We borrowed the cash from Cornell Capital under separate notes payable in the same amounts that were due and payable in 180 days from the dates of issuance, bore interest at the annual rate of 14%, and were secured by our assets.

In March 2005, we assigned both bridge debentures to Cornell Capital in exchange for the elimination of the full amounts of our corresponding notes payable to Cornell Capital as we wanted to avoid involvement with the United States Securities and Exchange Commission regulatory issues relating to the debentures.

In August 2004, we announced our intention to issue the shares of STI common stock owned by us to our stockholders as a property dividend. In March 2005, STI withdrew its registration statement previously filed with the United States Securities and Exchange Commission. On May 19, 2005, STI executed an agreement and plan of merger with Networth Technologies, Inc., an OTC Bulletin Board listed company. The completion of this transaction is subject to closing conditions. We intend to pursue the issuance of a property dividend upon STI obtaining its public listing. At this time, no date has been established for such listing.

We have no plans to enter into other business development arrangements and/or advance funds as we did with STI and Texas Prototypes.  The regulatory concerns raised by the United States Securities and Exchange Commission and its scrutiny of these transactions have increased the costs and uncertainty of these arrangements. Accordingly, we prefer to concentrate on growing our core business at this time.

Operating Costs and Expenses

Total operating costs and expenses for the nine months ended December 31, 2005 (including depreciation and amortization,) were $78,903,939, including charges for goodwill impairment and restructuring costs of $3,764,429 and $1,335,612, respectively. Excluding these charges, total operating costs and expenses represented approximately 98% of consolidated revenues for the nine months ended December 31, 2005. Operating costs and expenses for the nine months ended December 31, 2004 were $27,493,176, or 118% of consolidated revenues. Operating costs and expenses have increased significantly, but decreased as a percentage of consolidated revenues, as we acquire companies, increasing the size of our business and leveraging the corporate-level functions, and begin to combine operations. The cost of services (excluding depreciation and amortization) was $36,466,453 in the nine months ended December 31, 2005, or 48.4% of revenues, compared with $11,158,590, or 48.0% of revenues, in the prior year period. Compensation expenses, professional fees paid to attorneys, accountants and other advisors, and other general and administrative expenses in total represented 90.4% and 90.6% of total operating costs and expenses (before impairment and restructuring charges) in the nine-month periods ended December 31, 2004 and 2005, respectively.

Operating expenses for the current year are running at a higher rate than we had planned at the beginning of the fiscal year, with the excess occurring substantially in the voice services segment. Operating expenses for the year for corporate, the Internet services segment and NeoReach Wireless are at or below plan. As we continue with our organizational integration project, combining many functions of the Internet services and voice services segments, the current level of operating expenses should decline. For example, the employee terminations that occurred in January 2006 as part of our restructuring are expected to save approximately $150,000 in compensation costs in the fourth quarter. Additional reductions are expected to occur in the fourth quarter. By the time we complete the consolidation of facilities contemplated by our current quarter restructuring charge, operating expenses next year will benefit from a reduction of occupancy costs in excess of $100,000 per quarter. The cost of services for the year, expressed as a percentage of consolidated revenues, are within expectations.

Interest Expense

Interest expense, net, was $2,213,295 for the nine-month period ended December 31, 2005 compared with $1,232,280 in the comparable period of the prior year. Since the end of last year’s quarter, we have continued to use funds provided by Cornell Capital, enabling us to acquire AFN and InReach, to invest in Kite and to the fund the operations of NeoReach Wireless. In addition, as described above, we issued a Debenture to Cornell Capital in the amount of $15,500,000 in May 2005, retiring the Airlie bridge loan. As a result of the financing activity, the major components of interest expense for the current year included approximately $874,000 related to notes payable to Cornell Capital (including $291,956 in draw conversion discounts), $381,225 related to the retired bridge loan, and approximately $1,009,000 related to the Debenture (including $250,748 in debt discount accretion). In the comparable quarter of the prior year, the major components of interest expense included approximately $845,000 related to notes payable to Cornell Capital (including $375,150 in draw conversion discounts) and $389,211 related to the bridge loan.

Net Income (Loss)

We reported a net loss of $6,012,640 for the nine-month period ended December 31, 2005, or $0.0154 per share. Excluding the effects of the goodwill impairment and restructuring charges recorded in the current quarter, the net loss was $912,599, or $0.0023 per share, compared with a net loss of $5,460,090, or $0.0202 per share, for the corresponding period of the prior year. As in the prior year, both the voice and Internet service business segments contributed net income (before the effects of the goodwill impairment and restructuring charges) in the current year, totaling approximately $4,390,935, more than offsetting the net loss incurred by the wireless networks segment of $1,368,920 and corporate expenses of $3,934,614. In the comparable period of the prior year, the Internet services and voice segments provided net income of approximately $1,474,811 that was not sufficient to offset the combined operating loss of the wireless networks and corporate segments of approximately $6,934,901. The prior year corporate expenses included SEDA deferred financing fee amortization expense of approximately $513,000 and SEDA draw fees of approximately $1,135,000.

Despite the current year net loss, we have generated EBITDA, as calculated above, in the amount of $4,464,385 for the nine months ended December 31, 2005.

The Fiscal Years Ended March 31, 2005 and 2004

Total Revenues

Voice Services . We deliver voice communications services to end users on a retail basis principally though our CloseCall operations. Operating revenues from our voice services for fiscal year ended March 31, 2005 were $32,009,084 compared to $-0- for fiscal year ended March 31, 2004. The revenue increase was primarily attributable to the effects of our acquisition of CloseCall, Affinity Telecom, Inc and Davel. Revenues from these services represented approximately 68.83% and -0-% of our total operating revenues for the fiscal years ended March 31, 2005 and 2004, respectively. We derive most of our operating revenues from recurring monthly charges, coin revenue and “dial-around” revenue that are generated by our communications services.

Our local and long distance services revenue were negatively affected in fiscal year ended March 31, 2005 by a continued decline in rates and competitive pressures to bundle long distance minutes of use within local service product offerings. Our existing base of business long distance minutes is also subject to increasing competition from both Voice over Internet Protocol and wireless competitive offerings.

Internet Services. We deliver data communications services to end users on a retail basis principally though our Internet Services division. Operating revenues from our data services for the fiscal year ended March 31, 2005 increased $13,572,705, or 4,358%, to $13,884,060 from $311,355 for fiscal year ended March 31, 2004. The increase was primarily attributable to the acquisition of eight additional data services companies during fiscal year ended March 31, 2005. Revenues from these services represented approximately 29.85% and 100% of our total operating revenues for the fiscal years ended March 31, 2005 and 2004, respectively.

As a result of our voice acquisitions last year, we have derived a decreasing percentage of our operating revenues from data services, We expect that gross margin as a percentage of operating revenues associated with our data services will be slightly lower than the gross margin as a percentage of operating revenues associated with our long distance retail or payphone services.

Wireless Networks. Our wireless technology development efforts are conducted by NeoReach and its subsidiary NeoReach Wireless. NeoReach is focused on our ongoing ZigBee chip development work while NeoReach Wireless is focused on our strategic initiatives within the Wi-Fi / Wi-Max space. This segment did not have any revenues for the fiscal years ended March 31, 2005 or 2004.

Corporate. The Corporate segment from time to time receives miscellaneous revenues. During the years ended March 31, 2005 and 2004, the Company generated $615,000 and $-0- in miscellaneous revenues, respectively. Revenues from these services represented approximately 1.32% and -0-% of our total operating revenues for fiscal years ended March 31, 2005 and 2004, respectively. The miscellaneous revenues for the year ended March 31, 2005 included $450,000 that was received in the form of common stock in two companies and is recorded on the consolidated balance sheet as investments at the fair value of the common stock received (see Note 2 to the Consolidated Financial Statements as of March 31, 2005 included elsewhere in this Prospectus). The two common stock transactions included a software company based in Maryland and a specialized electronic assembly prototyping engineering firm in Texas.

Regulatory Impact on Revenue

See the “Regulations” portions of the Description of Business section of the Prospectus for a full discussion of the regulations to which our businesses are subject. These regulations could have a material impact on our revenues and costs of operation.

Operating Costs and Expenses

Operating costs and expenses were $27,478,063 for fiscal 2005 compared with $1,977,158 for fiscal 2004. The increase was principally due to our corporate strategy of acquiring telecommunication companies.

Cost of services (exclusive of depreciation and amortization) increased to $22,551,240, or 48.5% of revenues, in fiscal 2005 compared to $117,349, or 37.7% of revenues, in fiscal 2004 as the current year included a full year amount of operating results for the Internet services segment. Accordingly, depreciation and amortization increased to $2,067,213 in 2005 from $21,000 in the prior year. In addition, the amount of depreciation and amortization for 2005 includes $733,333 in amortization expense related to deferred financing fees. The largest other components of operating expenses for fiscal 2005 and 2004 related to 1) professional fees and compensation expenses and 2) general and administrative expenses. Professional fees and compensation expenses were $12,555,710 for fiscal 2005 compared with $1,577,782 for fiscal 2004. General and administrative expenses were $10,018,298 for fiscal 2005 compared with $186,599 for fiscal 2004. These increases were principally due to 1) our corporate strategy of acquiring telecommunication companies and 2) certain one time acquisition costs relating to the twelve acquisitions made during fiscal 2005.

Other operating expenses of significant importance for fiscal 2005 and 2004 related to advertising and marketing expenses and office rent and expenses. Advertising and marketing expenses were $1,610,285 for fiscal 2005 compared with $36,995 for fiscal 2004. Office rent and expenses were $952,475 for fiscal 2005 compared with $105,142 for fiscal 2004. These increases were principally due to our corporate strategy of acquiring telecommunication companies.

Other Income and Expenses

Other income and expenses were $1,838,563 for fiscal 2005 compared with $374,692 for fiscal 2004. The largest components of other income and expenses for fiscal 2005 and 2004 related to 1) interest expense and 2) amortization of discount and interest on conversion of debt. Interest expense was $1,591,712 for fiscal 2005 compared with $21,350 for fiscal 2004. The substantial increase in interest expense was principally due to 1) interest on debt relating to the twelve acquisitions made during fiscal 2005 and 2) debt relating to working capital received during negative cash flow periods in fiscal 2005. Amortization of discount and interest on conversion of debt were $375,150 for fiscal 2005 compared with $353,342 for fiscal 2004. The amortization of discount and interest on conversion of debt increased slightly in fiscal 2005; however the new Standby Equity Distribution Agreement with Cornell Capital in May 2005 provided for more favorable terms compared to the prior Equity Line with Cornell Capital. The net effect was that we able to convert $11,200,000 of debt to equity in fiscal 2005 compared to only $2,915,000 converted for fiscal 2004 and the amortization of discount and interest on conversion of debt only increased by $21,808 from fiscal 2005 to fiscal 2004. We have been able to convert debt into equity through use of  a series of promissory notes and advance requests prepared by Cornell Capital. Each promissory note is for a fixed sum of money with a stated date in the future and that for purposes of being converted into our shares of common stock fluctuates with the per share price that week. The advances by which we "put" our shares of common stock to Cornell Capital are based upon discussions with Cornell Capital so that larger sums of money can be received by us to meet our working capital needs. This system of predetermined notes and advance requests is for the administrative convenience of both parties since it allows us to meet our working capital requirements without the burden of preparing numerous advance requests and also facilitates Cornell Capital's processing of our advance requests.

Net Loss

We incurred acquisition costs of $3,141,472 in connection with the twelve acquisitions made during fiscal year ended March 31, 2005. These were one time charges including legal, accounting, consulting fees, travel and other related costs, and will not be present in future financial reporting results.

Net loss for fiscal 2005 was $5,359,722 compared to $2,157,844 for fiscal 2004 due to the factors described above. Net loss for 2005 before acquisition costs was $2,218,250, or 2.8% higher than the same period in 2004.

EBITDA Presentation

The computations of EBITDA for the fiscal years ended March 31, 2004 and 2005 are as follows.

	For the Fiscal Years Ended March 31,
	2005	2004
Net Loss	$(5,359,722)	$(2,157,844)
Add back non-EBIDTA items included in net loss:
Depreciation and amortization	2,442,363	374,342
Interest, net	1,574,502	21,350

EBITDA	$(1,342,857)	$(1,762,152)

Our negative EBITDA in 2005 was attributable to acquisition costs of $3,141,472 in connection with the twelve acquisitions made during fiscal year ended March 31, 2005. Upon adding back the costs related to the acquisitions that we closed during the fiscal year ended March 31, 2005, we would have generated a positive EBITDA of $1,798,615.

Liquidity and Capital Resources

During the nine-month period ended December 31, 2005, our balance of unrestricted cash and cash equivalents increased by $290,916 to $4,960,703.

Net cash used in operations during the nine months ended December 31, 2005 was $1,441,193. We have used net cash of $13,380,044 in connection with investing activities. We paid $6,778,129 in cash for the acquisition of intangible assets, including $6,578,550 for the acquisition of certain customer rights under the Sprint Agreement, and we paid $3,927,011 in net cash in connection with acquisitions during the current year, including the acquisitions of AFN and InReach. We made capital expenditures during the current year totaling $2,674,904.

Our financing activities during the current year provided net cash of $15,112,153. The net proceeds of the Debenture with Cornell Capital, in the amount of $14,205,000, enabled us to retire the Airlie bridge loan in May 2005 with the payment of the principal amount of $13,000,000. Funding provided to us under the SEDA during the current fiscal year, net of draw fees of $503,000, totaled $10,297,000. In addition, $3,612,525 in cash was contributed by the minority interests in June 2005 in connection with the formation of Kite.

In the corresponding period of the prior year, the balance of cash and cash equivalents increased by $3,710,917. Cash was provided by operations in the amount of $1,935,934, primarily due to an increase in accounts payable and accrued liabilities of $4,069,833. In the current year, the balance of accounts payable and accrued liabilities has been reduced by $4,142,706.

Financing activities during the prior year provided net cash of $30,292,948. In connection with our investing activities during the same prior year period, we used $28,517,965 in cash. From Cornell Capital, we obtained $21,200,000 in funding in the prior-year, including $9,200,000 transferred to the equity lines of credit and a total of $12,000,000 under separate notes payable. In addition, the Company received $15,200,000 in funds under an acquisition bridge loan (with $2,200,000 repaid subsequent to closing) that were used to provide most of the $14,000,000 in cash that was paid to the former owners of Davel at closing. In addition, the Company used cash in the amount of $8,000,000 in order to close the acquisition of CloseCall, and a total of $10,960,500 in connection with the acquisition of Affinity, US1 and eight ISPs. In total, the Company obtained $5,827,223 in cash with the acquisitions during the period. The Company spent $1,384,688, net, in capital expenditures during the period.

Our primary liquidity and capital resource needs are to finance the costs of our acquisitions, to fund the operating costs and equipment requirements of our emerging wireless networks business, to support our other operating activities, to make capital expenditures and to service our debt. Over the last twenty-one months, we have depended primarily on funds provided by Cornell Capital to meet our financing needs. Under a series of transactions with Cornell Capital, we have obtained approximately $34,600,625 in financing since April 1, 2004, including $28,000,625 converted to common stock pursuant to the provisions of the Cornell Capital SEDA and the terminated equity line of credit. In addition, proceeds of $15,500,000 were provided to us in the current year through the issuance of the convertible debenture to Cornell Capital. As discussed above, we used a substantial portion of these proceeds to complete the acquisition of seventeen (17) companies since April 1, 2004. and to retire the remaining $13,000,000 million balance of the acquisition bridge loan. We have also used our common stock as consideration in connection with a number of acquisitions. In the last twenty-one months, we have issued common stock valued at approximately $14,556,406 in connection with our acquisitions.

As of December 31, 2005, the actual amount of funds available for future needs under the SEDA is determined as follows:

SEDA Activity and Availability	Amounts

Amounts drawn under the SEDA to date (includes interest)	$26,623,129
Less -- SEDA draws and interest converted to common stock to date	(26,623,129)

Notes payable under the SEDA at December 31, 2005	-
Other notes payable to Cornell Capital at December 31, 2005	6,600,000

Outstanding amount available for conversion	6,600,000
Accrued interest at December 31, 2005	269,184

Total amounts available for conversion	$6,869,184

Total number of shares of common stock registered for the SEDA	250,000,000
Less -- Number of shares of common stock issued to date upon the conversion of draws and interest	(130,057,147)
Less -- Number of shares of common stock issuable upon the conversion of outstanding notes ($6,600,000) and accrued interest ($269,184) at December 31, 2005 under the SEDA based on the closing stock price of $0.23 per share on February 3, 2006	(29,866,017)
Total number of shares of common stock available for the conversion of future draws and borrowings	90,076,836
Funds available under the SEDA based on the number of shares of common stock available (90,076,836 shares) and a price per share of $0.23	$20,717,672

Although we have drawn $26,623,129 in funds under the $100 million SEDA, based on the remaining number of shares registered for the benefit of Cornell Capital and assuming the conversion under the SEDA of the $6,600,000 in notes payable to Cornell Capital and the accrued interest of $269,184, there were $20,717,672 in additional funds available for draws under the SEDA for future needs. Draws and conversions subsequent to December 31, 2005 (through February 3, 2006) have reduced the funds available under the SEDA to $19,410,133. The term of the current SEDA expires on May 19, 2006. The Debenture agreement requires that, if the total amount of debt payable to Cornell Capital exceeds $4,000,000 at the SEDA expiration date, we must renew the SEDA. Failure to renew the SEDA would represent a default of the terms of the Debenture.

We expect that our future cash flows from operations, together with the funds that are available under our existing SEDA facility, will be adequate to meet our anticipated cash needs through the remainder of our current fiscal year, including the completion of the wireless network in Tempe. We currently expect that capital expenditures for the Tempe network will approximate $2,200,000; as of December 31, 2005, we had incurred costs of approximately $839,000 for the Tempe network. However, in order to complete the deployment of additional municipal wireless networks, to pursue one or more significant strategic acquisitions and to repay the balance owed to Cornell Capital under the Debenture, we will most likely need to incur additional debt or issue additional equity to finance those acquisitions. As stated above, we have selected Ryan Beck & Co., an investment banking firm, to advise us on financing alternatives and other items. Should we fail to obtain alternative capital financing, we may be required to curtail operations, in particular the deployment of additional municipal wireless networks.

Inflation

Our monetary assets, consisting primarily of cash and receivables, and our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and costs of network services, which may not be readily recoverable in the price of services offered by us.

DESCRIPTION OF BUSINESS

The following language is added to the Prospectus in place of the text under this heading:

The Company

Overview

We are a broadband wireless, telecommunications, and integrated data communication services company. We deliver a comprehensive suite of voice and data communications services, including local exchange, long distance, enhanced data, Internet, wireless and broadband services to our end-user customers. We are focused on growing our current customer bases, deploying wireless networks, and acquiring and growing profitable telecommunications and broadband companies.

We market and sell our integrated communications services through 11 branch offices in eight states and we service over 155,000 billed accounts representing over 278,000 equivalent subscriber lines including approximately 145,000 local and long-distance telephone lines, 105,000 dial-up lines, 5,000 broadband lines, and over 23,000 wireless customers. We own and operate approximately 36,000 payphones predominantly located in 42 states and the District of Columbia.

Our revenues are primarily generated through three of our four business reporting segments that are described as follows:

Wireless Networks
Our broadband wireless network deployment efforts are being conducted by our wholly-owned subsidiary, NeoReach, Inc., and its subsidiary, NeoReach Wireless, Inc. This segment also includes the operations of Kite Broadband, LLC, a wireless broadband Internet service provider located in Ridgeland, Mississippi.

Voice Services
Our voice services segment is led by CloseCall America, Inc., a CLEC based in Stevensville, Maryland; American Fiber Network, Inc., a CLEC based in Kansas City, Kansas; and Davel Communications, Inc., an independent payphone provider based in Cleveland, Ohio. CloseCall offers our customers a full array of telecommunications products and services including local, long-distance, 1.800CloseCall anytime/anywhere calling, digital wireless, high-speed telephone (voice over IP), and dial-up and DSL Internet services. AFN is licensed to provide local telephone, long distance and/or Internet services throughout the United States. Davel is one of the largest independent payphone operators in the United States, providing approximately 57% of the revenues of the voice services segment in the nine months ended December 31, 2005.

Internet Services
Our internet services segment includes the operations of DFW Internet Services, Inc., an ISP based in Irving, Texas, its acquired ISP subsidiaries, and InReach Internet, L.L.C., a full service ISP located in Stockton, California that we acquired on November 1, 2005. Our Internet services segment provides dial-up and broadband Internet access, web-hosting services and related Internet services to business and residential customers in over 40 states. Over 80% of our ISP customers subscribe to our dial-up service.

Corporate
Our corporate reporting segment serves as the holding company of the operating subsidiaries that are divided among the other three business reporting segments, provides senior executive and financial management, and performs corporate-level accounting, financial reporting and legal functions. Occasionally, its employees may provide services to customers resulting in the recognition of consulting service revenues.

Revenues for the reportable business segments for the three and nine months ended December 31, 2004 and 2005 were as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Business Segment	2004	2005	2004	2005

Voice Services	$12,391,227	$18,505,132	$13,346,798	$56,301,164
Internet Services	4,735,906	4,534,617	9,303,568	12,395,635
Wireless Networks	-	3,204,857	-	6,600,302
Corporate	-	-	615,000	-
Total Revenues	$17,127,133	$26,244,606	$23,265,366	$75,297,101

The revenues for each business segment, expressed as a percentage of total revenues for the respective period, were as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Business Segment	2004	2005	2004	2005

Voice Services	72.3%	70.5%	57.4%	74.8%
Internet Services	27.7	17.3	40.0	16.5
Wireless Networks	-	12.2	-	8.7
Corporate	-		2.6
Total Revenues	100.0%	100.0%	100.0%	100.0%

The revenues of the voice services business segment are provided primarily by the operations of Davel and CloseCall. Davel’s revenues represented approximately 57% and 43% of voice services revenues and consolidated revenues, respectively, for the nine months ended December 31, 2005. CloseCall’s revenues represented approximately 36% and 27% of voice services revenues and consolidated revenues, respectively, for the nine months ended December 31, 2005.

The costs of the network services that we provide to our customers are comprised primarily of telecommunications charges, including data transmission and database access, leased digital capacity charges, circuit installation charges and activation charges. The costs of database access, circuits, installation charges and activation charges are based on fixed fee and/or measured services contracts with local exchange carriers, inter-exchange carriers and data services providers. The cost of providing services to our customers also includes salaries, equipment maintenance and other costs related to the ongoing operation of our network facilities. Depreciation expense on our network equipment is excluded from our cost of network services and is included in depreciation and amortization of property and equipment and amortization of intangible assets in our consolidated statements of operations. Our other operating expenses include costs related to sales, marketing, administrative and management personnel; outside legal, accounting and consulting services; advertising and occupancy expenses; and other costs of being a publicly traded company, including legal and audit fees, insurance premiums and board of director fees.

Substantially, our business has been built through acquisitions. We expect that future revenue growth will occur largely through the consummation of additional acquisitions, the growth of our CLEC businesses, and the deployment, ownership and management of broadband wireless networks that we expect to provide subscription and advertising revenues.

The adoption of initiatives by cities to create areas within city limits where residents, visitors, students and businesses can obtain wireless access to the Internet has created an emerging and growing market. We are concentrating efforts on the deployment, management and ownership of such municipally sponsored wireless access zones. In the current fiscal year, we have been selected by six municipalities for such projects. The deployment of our first network is scheduled for completion in February 2006. To date, no material revenues have been provided from this business.

Prior to January 2004, we were a development stage company. Although we were incorporated only five years ago, we have undergone a number of changes in our business strategy and organization. In June 2001, we focused our business on the integration and marketing of complete mobile information solutions to meet the needs of mobile professionals. In April 2002, we acquired NeoReach, Inc. and shifted our focus toward solutions supporting the third generation wireless market that provides broadband to allow faster wireless transmission of data, such as the viewing of streaming video in real time. We shifted our business strategy again in December 2003 with a new management team, expanding significantly the scope of our business activity to include Internet access services, local and long distance telephone services and the ownership and operation of payphones. In 2005, we began to invest in the business of deploying broadband wireless networks and providing wireless network access services in wireless access zones to be primarily located in municipality-sponsored areas. As indicated above, we entered these businesses primarily through acquisitions. We have completed nineteen (19) acquisitions within the last 24 months. Accordingly, our experience in operating our current businesses is limited. The Company has lost money historically. For the nine month period ended December, 31, 2005, we incurred a net loss of $6,012,640. In the years ended March 31, 2005 and 2004, we incurred net losses of $5,359,722 and $2,157,844, respectively. At December 31, 2005, we had an accumulated deficit of $27,209,190.

Our strategy is largely unproven and the revenue and income potential from our strategy is uncertain. We may encounter risks and difficulties frequently encountered by companies that have grown rapidly through acquisition, including the risks described elsewhere in this report. Our business strategy may not be successful and we may not be able to successfully address these risks.

Mobilepro Corp was incorporated under the laws of Delaware in July 2000 and, at that time, was focused on the integration and marketing of complete mobile information solutions that satisfied the needs of mobile professionals. In June 2001, Mobilepro merged with and into CraftClick.com, Inc. (“CraftClick”), with CraftClick remaining as the surviving corporation. The name of the surviving corporation was subsequently changed to Mobilepro Corp. on July 9, 2001. CraftClick had begun to cease its business operations in October 2000, and ultimately disposed of substantially all of its assets in February 2001.

On March 21, 2002, Mobilepro entered into an Agreement and Plan of Merger with NeoReach, a private Delaware company, pursuant to which a newly formed, wholly owned subsidiary of Mobilepro merged into NeoReach in a tax-free transaction. The merger was consummated on April 23, 2002. As a result of the merger, NeoReach is now a wholly owned subsidiary of Mobilepro.

DFW is the principal operating subsidiary within our Internet services division. On January 20, 2004, we acquired DFW.   Since then, we have acquired nine additional Internet service businesses that operate as subsidiaries of DFW and, on November 1, 2005, we acquired the business of InReach.

On October 15, 2004, we closed our acquisition of CloseCall, which further established our commitment to the provision of voice services. One month later, we closed our acquisition of Davel. On June 30, 2005, we acquired AFN.

Our principal executive offices are located at 6701 Democracy Boulevard, Suite 202, Bethesda, MD 20817 and our telephone number at that address is (301) 315-9040. We maintain a corporate web site at www.mobileprocorp.com. We make available free of charge through our web site our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC. The contents of our web site are not a part of this report. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding Mobilepro.

Geographic Markets

Through our various businesses, we provide service to customers located throughout the United States. However, certain portions of our consolidated business are concentrated in certain geographic markets. For example, the business of CloseCall is concentrated in the mid-Atlantic region of the country. Although Davel has payphones located across the United States, 41% of the payphones are located in the southeast states of Florida, Georgia, South Carolina, North Carolina and Virginia; 22% of the payphones are located in Midwest and eastern sections of the country, with usage thereby affected by climate; and 12% of the payphones are located in the southwest states of Texas, Arizona and New Mexico. The Internet services business provides service to customers that are primarily located in the states of Texas, Arizona, Louisiana, Kansas, Missouri, Wisconsin and Ohio.

Recent Events

Significant accomplishments in the nine-month period ended December 31, 2005 included, among other achievements, expanding our voice services and wireless networks businesses through the consummation of four acquisitions, deploying a broadband wireless network in Tempe, Arizona, obtaining a controlling interest in a company that will supply broadband wireless services to customers of Sprint Communications Company (“Sprint”), being selected by the city of Sacramento, California, for the deployment, ownership and management of its planned broadband wireless network, and the refinancing of a $13 million acquisition bridge loan.

Wireless Networks

In April 2005, we were selected by the city of Tempe, Arizona, to deploy, own and manage a city-wide broadband wireless access network covering 40 square miles and serving a population of approximately 160,000 people. The network is expected to reach approximately 65,000 households, 1,100 businesses, 50,000 students and the annual visitors to Tempe. The completed network will enable a range of free and fee-based services and provide secure high-speed access to data, voice and video throughout the coverage area. The network will also provide municipal services to the city’s police, fire, emergency, and administrative personnel, and the staff, faculty and students of Arizona State University. Subscription services will be offered on a monthly, daily and hourly basis and will allow access to multiple Internet service providers. We believe that the Tempe wireless networking project is one of the first of its kind by providing a cost-effective alternative to residential dial-up service and local area hot-spot wireless access and serving as an alternative and/or complement to DSL and cable. The network is scheduled to be completed in February 2006. In August 2005, we executed a definitive, fifteen-year agreement with the city, including a base period of five years and two five-year extensions, for the deployment, ownership and management of the wireless network. At December 31, 2005, we had approximately forty (40) customers paying monthly subscription fees.

We intend that the Tempe network be an open platform, offering freedom of service choices to subscribers over a mixture of public, restricted and licensed bands. Our target customers are retail Internet service providers that would provide e-mail messaging, VoIP, web-hosting and emergency services to subscribers. Although we do not yet have any such agreements at this time, we expect to receive a majority of subscriptions pursuant to service agreements with major retail service providers that will, most likely, provide payments to us based on the actual amount of network usage. We plan to operate the network, and host the splash page, free service and hospitality. As a result, we expect low customer acquisition costs, rapid increases in the number of subscribers and reduced churn.

The user start-up splash page for the Tempe network will be sponsored by the Arizona Republic pursuant to an agreement with us that was announced on October 11, 2005. In summary, we have agreed to share any revenues related to the placement of advertising on the splash page on a 50/50 basis. Although no material revenues have yet been generated, we are hopeful that this agreement and other similar agreements that we may negotiate in the future will provide a significant new source of revenues.

In May 2005, the foundation of our operation in Tempe was obtained when NeoReach Wireless acquired Transcordia, LLC, d/b/a/ WazAlliance, a network of metro-wide commercial and residential wireless Internet access zones for a purchase price, subject to post closing adjustments, of $257,500, payable in the form of $188,500 in common stock and $69,000 cash. We have expanded this operation as it focuses its efforts on the design and deployment of the Tempe wireless network.

Because of the increased pace in the emergence of municipal wireless networking opportunities, we have accelerated our business development efforts in this market. Including the operating costs being incurred to support the Tempe network, total operating expenses for NeoReach Wireless in the three months and nine months ended December 31, 2005 were $513,773 and $1,391,701, respectively. In order to complete the Tempe network, we estimate that capital expenditures will approximate $2,200,000 including the development of the deployment plan, networking equipment (i.e., antennas, transmitters and network routers) and equipment installation. To date, we have acquired networking equipment at a total cost of approximately $839,000 for the Tempe wireless network.

In June 2005, we acquired Evergreen Open Broadband (“Evergreen”), a wholesale wireless Internet service provider based in Boston, with the issuance of 1,505,360 shares of our common stock, valued in the amount of approximately $231,000, and the assumption of approximately $30,000 in certain liabilities. Evergreen provides to us a developed scoring model that we now utilize to evaluate municipal wireless network opportunities. The model considers a variety of factors in the areas of demographics, climate and topography in rating a city as a desirable opportunity for our business development activities. Evergreen will operate as part of NeoReach Wireless. Evergreen actively participated in our bidding for Tempe and is involved with business development opportunities represented by numerous other city-wide wireless network projects that are pending or under consideration.

The city of Sacramento, California (population of approximately 465,000 people) and the cities of Chandler, Arizona; Farmers’ Branch, Texas; Akron, Ohio; and Cuyohoga Falls, Ohio, have also selected us for the proposed deployment, ownership and management of their planned wireless networks. Currently, we are negotiating definitive contracts and/or developing pilot deployments with these municipalities. We are aware of five other publicly-announced municipal wireless network projects that we have lost including Philadelphia, Pennsylvania, that was awarded to Earthlink, and Minneapolis, Minnesota, and Portland, Oregon, where we were not included as a finalist for the pending awards.

In June 2005, we invested $3,825,000 cash in connection with the formation of Kite Broadband, LLC (“Kite”) resulting in a 51% ownership percentage. On June 30, 2005, Kite executed a Master Agreement for Services with Sprint under which Kite shall provide services to Sprint’s broadband customers in 14 metropolitan markets for a period of three years utilizing the Sprint mark. The agreement covers, among other things, the provisioning of certain customer-facing services, such as customer operations and call center management, sales, marketing, billing, collection, installation and repair. Sprint continues to provide network support and transport services. The customers remain Sprint customers during the three-year term of the agreement. Upon expiration of the agreement, Kite will have the option to acquire the then existing customers pursuant to the terms of the agreement. All network and spectrum assets will remain the property of Sprint. Since June 30, 2005, Kite has generated revenues of approximately $6,584,680 and our 51% share of Kite’s net income for this period was $237,464. On January 31, 2006, we acquired the 49% minority interest in Kite for approximately 90,000,000 shares of our common stock.

Voice Services

During the current year, activities at CloseCall America have been focused on the expansion of its telecommunications service offerings, and the securing of long-term agreements with local exchange carriers. CloseCall has also expanded its advertising programs in the current year. It uses print, signage, radio and television advertising to market services to customers of certain local professional sports teams including the Baltimore Ravens, Ripken Baseball, Aberdeen Ironbirds, Frederick Keys, Bowie Baysox, and the Delmarva Shorebirds.

We offer our integrated communications services in a high-quality bundle to residential customers, and small to medium-sized businesses at attractive prices. When economically advantageous for us to do so, we seek to bundle our integrated communications services. Our targeted customers often will have multiple vendors for voice and data communications services, each of which may be billed separately. Unlike many of these vendors, we are able to provide a comprehensive package of local telephone, long distance, Internet access and other integrated communications services. Our future business strategy will focus on the establishment of effective cross-selling programs in order to leverage the combined customer base of the voice and Internet service provider business segments, the effective delivery of such services and the provision of excellent customer service. CloseCall's combined local and long distance churn measured by terminations of customer subscriber lines is approximately 2% per month compared to an industry average of approximately 5% per month.

In the nine-month period ended December 31, 2005, we completed five-year commercial agreements with Verizon and SBC covering six and thirteen states, respectively. In addition, we executed a similar agreement with BellSouth covering nine states that runs through December 31, 2007. Completion of these agreements 1) allows the expansion of CloseCall’s overall geographic market, and the expansion and bundling of service offerings in these states including Florida, and 2) provides predictability of the pricing of wholesale services provided to us by these carriers during the terms of the agreements.

During the nine-month period ended December 31, 2005, we completed two acquisitions intended to add revenues, profits and licensed coverage areas. On June 30, 2005, we acquired AFN, a company licensed to provide local, long distance and/or Internet service throughout the United States that added approximately 15,000 customer lines to our customer base. AFN is focused on four major customer segments - hotels and resorts, corporate housing, resort-area property management and other business services. The purchase consideration was $3,000,000, including 10,000,000 shares of our common stock and a cash payment of $1,500,000. Since its acquisition on June 30, 2005, AFN has provided revenue of approximately $3,458,286 and contributed net income of $810,176. This operating profit was favorably affected by the timing of costs and expenses incurred by AFN’s affiliated service company during 2005. The service agreement terminated on October 31, 2005. In September 2005, AFN acquired the assets of AllCom USA and their long distance and T-1 customers for $300,000 cash, providing an additional customer base for bundled services. This acquisition is expected to increase our annual revenues by approximately $1,200,000.

On September 30, 2005, Davel sold the majority of the payphones and certain related assets and liabilities of its Bronx, New York, field service office, representing 2,204 payphones, for a net selling price of $962,246. We recognized a $91,373 gain on the sale of the net assets, but we incurred $144,073 of exit and disposal activity costs associated with the closing of the field service office resulting in a net loss of $52,700. Davel also entered into agreements with the purchaser of its payphones to acquire certain of their payphones in Florida and to maintain, to service and to collect Davel’s remaining payphones in the New York City area. On September 30, 2005, Davel acquired 2,240 payphones located in Florida from the purchaser for a net purchase price of $784,000. We expect that the purchase of the payphones in Florida will allow us to maintain the level of revenues at a reduced level of operating expenses.

Internet Services

During the current year, the activities of this operation have focused on the integration of the operations of the acquired companies comprising this business segment. The efforts are focused on combining service offerings, consolidating network operations and customer support locations, and reducing operating costs. As a result of this effort, we recorded a restructuring charge of $1,335,612 in the three months ended December 31, 2005, including $902,306 related to the loss expected on the abandonment of leased facilities, $392,899 related to the loss expected upon the disposal of excess equipment, and $40,407 related to certain employees terminated in January 2006. The success of our overall growth strategy depends, in part, on our ability to transition customers to new Internet access services, especially broadband wireless. However, at present, dial-up subscribers represent the largest group of customers of the Internet services group. The erosion of this customer base is likely to continue.

During the nine months ended December 31, 2005, through cash payments and the conversion of note amounts into shares of our common stock, we retired notes payable related to ISP acquisitions in the amount of approximately $1,608,000, including negotiated note reductions of approximately $220,000 relating to post closing purchase price adjustments.

On November 1, 2005, we completed the acquisition of InReach. Besides adding annual revenues expected to approximate $5,700,000, InReach provides a base of operations for the Sacramento municipal wireless network. The purchase price for InReach, before any post closing adjustments, included $2,111,873 cash and 4,357,798 shares of common stock valued at $950,000.

Goodwill Impairment

At September 30, 2005, our balance sheet included intangible assets with a total carrying value of approximately $49,060,000, representing 56.3% of total assets and including approximately $37,492,000 in goodwill. Substantially, this goodwill has been recorded in connection with the series of acquisitions completed by us since April 1, 2004. In connection with acquisition of InReach, an additional $3,003,974 in goodwill was added to the balance sheet during the quarter ended December 31, 2005. Generally accepted accounting principles require that we assess the fair values of acquired entities at least annually in order to identify any impairment in the values. However, on a quarterly basis, we are alert for events or circumstances that would indicate, more likely than not, that the fair value of a reporting segment has been reduced below its carrying amount. If we determine that the fair value of an acquired entity is less than the net assets of the entity, including goodwill, an impairment loss would be identified and recorded at that time.

During the three months ended December 31, 2005, both the Internet service provider segment and the voice services segments incurred operating losses that were not expected. As a result, we reviewed the carrying values of the assets of these segments and determined that an adjustment for goodwill impairment was appropriate at December 31, 2005. We recorded an impairment charge in the amount of $3,764,429, including $1,945,519 related to the Internet service provider companies and $1,818,910 related to Affinity Telecom (“Affinity”), a CLEC business located in the state of Michigan that was acquired in August 2004. The negative customer churn of dial-up ISP customers has exceeded our expectations, contributing to the net loss incurred by this segment during the most recent quarter. We have experienced a significant and steady loss of Affinity customers, and Affinity has incurred bad debt losses at a greater rate than in our other CLEC companies. The impairment charges represented approximately 12.8% and 73.0% of the goodwill related to the ISP companies (excluding InReach) and Affinity, respectively.

Future assessments of the fair values of acquired companies could identify material impairment losses resulting in additional write-offs of goodwill. Such adjustments could have material adverse effects on our results of operations and our financial position, and could impede our ability to raise capital and/or to make acquisitions.

Corporate Activities

Since the beginning of the current fiscal year, we have attempted to strengthen our balance sheet in order to provide capital for acquisitions, to fund our NeoReach Wireless operating needs (including the capital expenditures related to the build-out of municipal broadband wireless networks), and to improve our liquidity. We have increased stockholders’ equity to over $36 million with a cash balance of approximately $5 million at December 31, 2005. Total debt has been reduced from a balance of approximately $26,534,000 at March 31, 2005 to a balance of $22,016,000 at December 31, 2005. We are looking for opportunities to further improve those positions.

We extended debt maturities and reduced our interest cost in May 2005 when we issued a convertible debenture in the aggregate amount of $15,500,000 to Cornell Capital Partners, L.P. (“Cornell Capital”). We used a significant portion of the proceeds to pay in full the remaining $13,000,000 balance of a note payable that bore interest at the rate of 23% and was due on November 15, 2005. The retired note was the source of bridge financing for our acquisition of Davel. The debenture is payable in installments over a three-year period, with $3,500,000 classified as a current liability at December 31, 2005, and bears interest at an annual rate of 7.75%.

In a letter to our stockholders dated October 17, 2005, Mr. Wright stated that he would continue to buy Mobilepro common stock on the open market and increase his buying program by more than 50%, effective November 1, 2005, in the event that the market price of our common stock remained below $0.30 per share.  Under his 10b5-1 buying program, Mr. Wright committed to monthly purchases of our common stock in the amount of $5,000 in the event our stock price remained below $0.30 per share and $3,000 in the event that our stock price was at $0.30 per share or above.  As the market price of our common stock remained below $0.30 per share since the date that his letter was issued, and as set forth in Form 4s filed with the SEC, Mr. Wright purchased 24,000 shares of our common stock at a price of $0.205 per share on November 1, 2005, 25,000 shares of our common stock at a price of $0.1998 per share on December 1, 2005, 27,000 shares of our common stock at a price of $0.18 per share on January 2, 2006 and 19,000 shares of our common stock at a price of $0.25 per share on February 1, 2006.  Mr. Wright has not resold any of the shares that he has purchased under his 10b5-1 buying program and is prohibited in any case under Section 16 of the Securities Exchange Act of 1934 from purchases and sales within a six-month period.  Any profits derived in violation of Section 16 would require payment of such short swing profits to Mobilepro.

In September 2005, the stockholders approved 1) an amendment to our certificate of incorporation that increased the authorized number of shares of common stock from 600 million to 1.5 billion shares and the authorized number of preferred shares from 5,035,425 to 20,035,425, and 2) an increase in the number of shares of our common stock available for award under our employee stock option plan from 1 million to 30 million.

Wireless Networks

Municipally Sponsored Broadband Wireless Networks

In August 2005, we executed a definitive, five-year agreement, also including two five-year extensions, with the city of Tempe Arizona, for the deployment, ownership and management of a wireless network. We have begun to acquire paying customers in Tempe and the deployment is scheduled to be completed by February 2006. In order to complete the Tempe network, we estimate that capital expenditures will approximate $1,800,000 including the development of the deployment plan, networking equipment (i.e., antennas, transmitters and network routers) and equipment installation. Besides subscribers who pay for daily or weekly access to the network, we had approximately forty customers paying monthly subscription fees of $29.95 at December 31, 2005.

We believe that the Tempe broadband wireless network project, covering forty square miles and serving a population of approximately 160,000 people, is one of the first of its kind by providing a cost-effective alternative to residential dial-up service and local area hot-spot wireless access and serving as an alternative and/or complement to DSL and cable. Wireless Internet access will be available in these areas on a fixed and mobile basis, to the city, and to residents, businesses, students and visitors. The completed network will enable a range of free and fee-based services and provide secure high-speed access to data, voice and video throughout the coverage area. Subscription services will be offered on a monthly, daily and hourly basis and will allow access to multiple Internet service providers. The user start-up splash page for the network will be sponsored by the Arizona Republic pursuant to an agreement with us that was announced on October 11, 2005. In summary, we have agreed to share any revenues related to the placement of advertising on the splash page on a 50/50 basis. Although no material revenues have yet been generated, we are hopeful that this agreement and other similar agreements that we may negotiate in the future will provide a significant new source of revenues.

We intend that the Tempe network represents an open platform, offering freedom of service choices to subscribers over a mixture of public, restricted and licensed bands. Our target customers are retail Internet service providers that would provide e-mail messaging, VoIP, web-hosting and emergency services to subscribers. Although we do not yet have any such agreements at this time, we expect to receive a majority of subscriptions pursuant to service agreements with major retail service providers that will, most likely, provide payments to us based on the actual amount of network usage. We plan to operate the network, and host the splash page, free service and hospitality. As a result, we expect low customer acquisition costs, rapid increases in the number of subscribers and reduced churn.

Because of the increased pace in the emergence of municipal wireless networking opportunities, we have accelerated our business development efforts in this surging market that did not exist three years ago. Our internal year-end municipal wireless network opportunity report included approximately eighty opportunities at various stages of pre-award activity. However, we do not respond to all opportunities. We have developed a metro scoring methodology that we use to evaluate opportunities. Factors considered include demographics, topography, climate and other business factors. The securing of a city contract is a multi-step process that can take over six months to complete, including a pilot demonstration, the RFP preparation, response and evaluation, contract negotiation, development of the deployment plan, and equipment installation and testing.

The city of Sacramento, California (population of approximately 465,000 people) and the cities of Chandler, Arizona; Farmers’ Branch, Texas; Akron, Ohio; and Cuyohoga Falls, Ohio, have also selected us for the proposed deployment, ownership and management of their planned wireless networks. Currently, we are negotiating definitive contracts and/or developing pilot deployments with these municipalities. We are aware of five other publicly-announced municipal wireless network projects that we have lost including Philadelphia, Pennsylvania, that was awarded to Earthlink, and Minneapolis, Minnesota, and Portland, Oregon, where we were not included as a finalist for the pending awards. Nevertheless, we believe that we have won more cities than any other company.

Kite Broadband LLC

In June, 2005, we participated in the formation of Kite, a wireless broadband Internet service provider, resulting in the 51% ownership of this venture. Kite intends to establish a nationwide presence through the pursuit of acquisitions and other growth opportunities in the wireless broadband industry. On January 31, 2006, we acquired the remaining 49% of Kite.

As stated above, on June 30, 2005, Kite executed a Master Agreement for Services with Sprint under which Kite shall provide services to Sprint’s broadband customers in 14 metropolitan markets for a period of three years utilizing the Sprint mark. The agreement covers, among other things, the provisioning of certain customer-facing services, such as customer operations and call center management, sales, marketing, billing, collection, installation and repair. Kite is entitled to have Sprint remit collected customer revenues in exchange for these services and remit a monthly fee back to Sprint for network support and transport services. Since June 30, 2005, Kite has generated revenues of approximately $6,585,000; our 51% share of Kite’s net income for the six months ended December 31, 2005 was $237,464.

The agreement with Sprint established us as a leading wireless broadband company in North America by providing approximately 20,000 subscribers to our RF broadband wireless service. Based on the results of a recently published survey in the September / October 2005 issue of Broadband Wireless Business of the leading U.S. wireless service providers, the next nearest competitor was estimated to service approximately 15,000 subscribers.

Research and Development

Development efforts related to certain wireless networking technologies are being conducted by NeoReach, in particular, our ongoing ZigBee chip development work. The objective of the Zigbee development effort is to make the technologies ready for sale or licensing on an OEM basis. Currently, we are not working towards incorporating the technologies into commercial products. In the nine months ended December 31, 2005, we incurred research and development costs of approximately $112,000 in connection with this effort. The development of these technologies is unrelated to the deployment, ownership and management of the broadband wireless networks in Tempe or Sacramento. There can be no assurance that we will ever succeed in selling or licencing any of these technologies.

NeoReach is currently developing a semiconductor chip for use in home networking and selected industrial monitoring applications based on the ZigBee standard. ZigBee is an IEEE standard (802.15.4) developed for certain low power, short-range devices.

Prior to December 2003, NeoReach was focused on developing wireless modem solutions to support third generation wireless communications systems based on the worldwide wideband - code division multiple access, “W-CDMA,” standard. Third generation technology features integrated voice and data, access to high-speed Internet and intranet applications, interactive e-mail, data exchange, global roaming and full motion video transmission-all delivered to a mobile device such as a cellular phone, personal data assistant, “PDA,” or laptop. Because of the substantial financial and other resources required to develop these modem solutions and bring them to market, NeoReach suspended its development efforts on the modem device in order to focus on development of the ZigBee chip.

To directly capitalize on our wireless technology assets, we are pursuing a two-pronged plan. First, we are seeking alliance partners to leverage our five patents that cover existing wireless antenna intellectual property. Our most recent patent application with commercial applicability to the cellular phone, PDA and mobile device industry was filed in September 2004. That application covered 28 claims with broad applicability to cell phones, PDAs and other devices that rely on radio-frequency transmissions for data and voice interchange. Our efforts related to our latest technological developments are focused on reducing the “noise” associated with the translation of an RF signal into usable sound or other signal by taking previously ignored aspects of an RF signal and utilizing them to achieve greater clarity. We continue to focus our research and development efforts on these wireless technologies and the worldwide cell phone and PDA market. Second, we are moving forward with our planned Zigbee chip development. In October 2004, we completed the design of our first ZigBee wireless semiconductor chip. Our chip design for the so-called “RF layer,” or “physical layer,” was converted into a prototype chip at a facility in Taiwan. We filed a patent application covering certain aspects of our chip’s design in April 2004. The ZigBee Standard itself is public domain and therefore not patentable. Work is also proceeding on the design of a separate 900 MHz ZigBee Chip.

Zigbee represents the next generation of standards-based, reliable, ultra low power, scaleable and secure communications specifically designed to support a wide range of new applications in the areas of home automation, monitoring and remote control systems, data telemetry, toys and selected wireless security applications. In June 2004, we reached an agreement with RF Microelectronics Laboratory of the Information and Communications University of the Republic of Korea to jointly develop our Zigbee RF transceiver chip.

As of September 15, 2005, NeoReach had filed a total of eight patent applications with the U.S. Patent and Trademark Office (PTO) in the areas of “Smart Antenna” technology and RF Transceiver Chip Design for “Low Noise Amplifier for wireless communications.” As of September 15, 2005, we have been granted approval of five patents in the area of “Smart Antenna” technology and three patent applications are still pending approval. The five approved patents are as follows:

1. “Smart Antenna with Adaptive Convergence Parameter” with PTO Patent Number 6,369,757, issued April 9, 2002.

2. “A Smart Antenna with No Phase Calibration for CDMA Reverse Link” with PTO Patent Number 6,434,375, issued August 13, 2002.

3. “PN Code Acquisition with Adaptive Antenna Array and Adaptive Threshold for DS-CDMA Wireless Communication” with PTO Patent Number 6,404,803, issued June 11, 2002.

4. “New Cellular Architecture for Code Division Multiple Access SMOA Antenna Array Systems” with PTO Patent Number 6,459,895, issued October 1, 2002.

5. “Direction of Arrival Angel Tracking Algorithm for Smart Antennas” with PTO Patent Number 6,483,459, issue date November 19, 2002.

The three patents pending approval are as follows:

1. “Improvement of PN Code Chip Time Tracking with Smart Antenna,” a patent application filed on February 6, 2002 is pending - awaiting first Office Action from United States Patent and Trademark Office.

2. “Low Noise Amplifier for Wireless Communications,” a patent application filed on April 7, 2004 is pending - awaiting first Office Action from the United States Patent and Trademark Office.

3. “Voltage Controlled Oscillator using Complementary Transistors,” a patent application filed on September 15, 2004 is pending - awaiting first Office Action from the United States Patent and Trademark Office.

Voice Services

Competitive Local Exchange Carrier Business

Overview

Our efforts in the competitive local exchange carrier business are led by CloseCall, a company that we acquired in October 2004 and AFN, a company we acquired in June 2005. CloseCall and AFN offer our customers a full array of telecommunications products and services including local, long-distance, 1.800CloseCall anytime/anywhere calling, digital wireless, high-speed telephone (voice over IP), and dial-up and DSL Internet services.

Our entrance into this business began with two acquisitions consummated in the summer of 2004. In June 2004, we acquired US1Telecommunications, Inc. (“US1”), a long distance provider located in Kansas. In July 2004, we completed our acquisition of C.Y.L.K., Inc., d/b/a Affinity Telecom (“Affinity”), a Michigan-based CLEC and long distance carrier. The operations of US1 and Affinity have been integrated into the operations of AFN and CloseCall, respectively. For the time being, we intend for AFN to operate on a standalone basis. However, the operating results of both AFN and ClosCall are included in our voice business segment.

On June 24, 2005, CloseCall filed its first provisional patent application with the U.S. PTO: “System and Method for Secure Web-Based Mobile Phone Parental Controls”.

Business Strategy

Our primary objective in the voice division is to be a leading provider of high-quality integrated communications services in each of our major service areas, acting as a reseller of local, long distance, wireless, Internet access and data services to residential customers and small to medium-sized business enterprises. We deliver high-value bundled and individual services tailored to the needs of our customers presented on a single invoice.

During the current year, CloseCall has focused on the expansion of its telecommunications service offerings and the securing of long-term agreements with local exchange carriers. As stated above, in the six-month period ended September 30, 2005, we completed five-year commercial agreements with Verizon and SBC covering six and thirteen states, respectively. In addition, we executed a similar agreement with BellSouth covering nine states that runs through December 31, 2007. Completion of these agreements 1) allows the expansion of CloseCall’s overall geographic market, and the expansion and bundling of service offerings in these states including Florida, and 2) provides predictability of the pricing of wholesale services provided to us by these carriers during the terms of the agreements.

CloseCall has also expanded its advertising programs in the current year. It uses print, signage, radio and television advertising to market services to customers, including fans of certain local professional sports teams, such as the Baltimore Ravens, Ripken Baseball, Aberdeen Ironbirds, Frederick Keys, Bowie Baysox, and the Delmarva Shorebirds.

Our future business strategy will focus on the establishment of effective cross-selling programs in order to leverage the combined customer base of the voice and Internet service provider business segments, the effective delivery of such services and the provision of excellent customer service. CloseCall's combined local and long distance churn measured by terminations of customer subscriber lines is approximately 2% per month compared to an industry average of approximately 5% per month.  As part of this effort, we are seeking to increase our penetration of existing markets in which we have, or believe we may achieve, significant operating efficiencies.

Services

This portion of our voice business segment provides service to over approximately 120,000 equivalent subscriber lines, including approximately 86,000 long distance lines and approximately 27,000 local lines. This business also has approximately 6,000 cell phone subscribers and approximately 1,700 Internet access customers. In addition, we have recently begun to offer VoIP telephone service to customers. The majority of our customers in this business segment are residential.

Bundled Services Approach. We offer our integrated communications services in a high-quality bundle to residential customers, and small to medium-sized businesses at attractive prices. When economically advantageous for us to do so, we seek to bundle our integrated communications services. Our targeted customers often will have multiple vendors for voice and data communications services, each of which may be billed separately. Unlike many of these vendors, we are able to provide a comprehensive package of local telephone, long distance, Internet access and other integrated communications services.

Local Services . We offer a wide range of local services, including local voice services, voicemail, universal messaging, directory assistance, call forwarding, return call, hunting, call pick-up, repeat dialing and speed dialing services. We provide our local services primarily over local connections utilizing Incumbent Local Exchange Carrier (ILEC) facilities.

Long Distance Services . We offer both domestic and international switched and dedicated long distance services, including “1+” outbound dialing, inbound toll-free and calling card services. Many of our customers prefer to purchase our long distance services as part of a bundle that includes some of our other integrated communications services offerings. We also offer for convenience an away from home or business service using our own network platform with 1.800.CloseCall.

High Speed Internet Access via Digital Subscriber Line . We offer xDSL combined with our local service in selected markets. DSL technology provides continuous high-speed local connections to the Internet and to private and local area networks.

Internet Access . We offer dial-up Internet access utilizing multiple wholesale vendors and have recently added our five times (“5X”) traditional dial-up speeds in select locations.

Digital Wireless . We offer digital wireless services in many of our target markets. We believe that CloseCall America is one of the few companies that have the capability to add wireless service to an existing customer invoice.

Digital Broadband Phones via Voice over IP (“VoIP”). We offer digital phones for customers that have access to high-speed internet connections utilizing VoIP technologies.

Payphone Services

Overview

Our subsidiary, Davel, is one of the largest independent payphone service providers in the United States. Davel operates in a single business segment within the telecommunications industry, and primarily utilizes subcontractors to operate, service, and maintain its system of payphones throughout the United States. On November 15, 2004, we completed our acquisition of 100 percent of the senior secured debt of Davel and received an assignment of the secured lenders’ shares of Davel common stock representing approximately 95.2 percent of Davel issued and outstanding common stock. We subsequently acquired the remaining 4.8 percent of the issued and outstanding Davel common stock in May 2005.

As of December 31, 2005, Davel owned and operated a network of approximately 36,000 payphones predominantly located in 42 states and the District of Columbia, providing it with one of the broadest geographic ranges of coverage of any payphone service provider, or PSP, in the country. Davel’s installed payphone base generates revenue through coin calls (local and long-distance), non-coin calls (calling card, credit card, collect, and third-party billed calls using the Company’s pre-selected operator services providers) and dial-around calls (utilizing a 1-800, 1010XXX or similar “toll free” dialing method to select a carrier other than the Company’s pre-selected carrier). Approximately 25% of Davel’s revenues, or approximately 11% of consolidated revenues, are comprised of dial-around revenues.  A significant portion of Davel’s payphones are located in high-traffic areas such as convenience stores, shopping centers, truck stops, service stations, and grocery stores.

As part of the Telecommunications Act of 1996, or 1996 Telecom Act, Congress directed the Federal Communications Commission, or FCC, to ensure widespread access to payphones for use by the general public. The most recent estimates of payphone deployment released by the FCC suggest that there are approximately 1.5 million payphones currently operating in the United States, of which approximately 0.8 million are operated by the Regional Bell Operating Companies, or RBOCs, and approximately 0.1 million are operated by the smaller independent local exchange carriers, or LECs. The remaining approximately 0.6 million payphones are owned or managed by the major long distance carriers such as Sprint and AT&T and more than 1,000 independent payphone providers, or IPPs, currently operating in the United States.

Payphone Services Business - Background

Today’s telecommunications marketplace was principally shaped by the 1984 court-approved divestiture by AT&T of its local telephone operations, or the AT&T Divestiture, and the many regulatory changes adopted by the FCC and state regulatory authorities in response to and subsequent to the AT&T Divestiture, including the authorization of the connection of competitive or independently owned payphones to the public switched network. The “public switched network” is the traditional domestic landline public telecommunications network used to carry, switch and connect telephone calls. The connection of independently owned payphones to the public switched network has resulted in the creation of additional business segments in the telecommunications industry. Prior to these developments, only the consolidated Bell system or independent LECs were permitted to own and operate payphones. Following the AT&T Divestiture and subsequent FCC and state regulatory rulings, the independent payphone sector developed as a competitive alternative to the consolidated Bell system and other LECs by providing arguably more responsive customer service, lower cost of operations and higher commissions to the owners or operators of the premises at which a payphone is located (“Location Owners”).

Prior to the AT&T Divestiture, the LECs could refuse to provide payphone service to a business operator or, if service was installed, would typically pay no or relatively small commissions for the right to place a payphone on the business premises. Following the AT&T Divestiture and the FCC’s authorization of payphone competition, IPPs began to offer Location Owners higher commissions on coin calls made from the payphones in order to obtain the contractual right to install the equipment on the Location Owners’ premises. Initially, coin revenue was the only source of revenue for the payphone operators because they were unable to participate in revenues from non-coin calls. However, the operator service provider, or OSP, industry emerged and enabled the competitive payphone operators to compete more effectively with the regulated telephone companies by paying commissions to payphone owners for non-coin calls. For the first time, IPPs were able to receive non-coin call revenue from their payphones. With this incremental source of revenue from non-coin calls, IPPs were able to compete more vigorously on a financial basis with RBOCs and other LECs for site location agreements, as a complement to the improved customer service and more efficient operations provided by the IPPs. As part of the AT&T Divestiture, the United States was divided into Local Access Transport Areas, or LATAs. RBOCs were authorized to provide telephone service that both originates and terminates within the same LATA, or intraLATA, pursuant to tariffs filed with and approved by state regulatory authorities. RBOCs typically provide payphone service primarily in their own respective territories, and are now authorized to share in the payphone revenues generated from telecommunications services between LATAs, or interLATA. Long-distance companies, such as Sprint, AT&T and MCI, provide interLATA services, and in some circumstances, also provide local or long-distance service within LATAs. An interLATA long-distance telephone call generally begins with an originating LEC transmitting the call from the originating payphone to a point of connection with a long-distance carrier. The long-distance carrier, through its owned or leased switching and transmission facilities, transmits the call across its long-distance network to the LEC servicing the local area in which the recipient of the call is located. The terminating LEC then delivers the call to the recipient.

Business Strategy

Rationalization of Low-Revenue Phones. In recent years, Davel has experienced revenue declines as a result of increased competition from cellular and other telecommunications products. As a result of declining revenues, Davel’s strategy has been to remove low revenue payphones that do not meet its minimum criteria of profitability and to promote improved density of its payphone routes. During the most recent two calendar years ending December 31, 2004 and 2003, Davel removed approximately 8,900 and 24,800 payphones respectively. Although a portion of these removals resulted from competitive conditions or decisions not to renew contracts with Location Owners under unfavorable terms, a large portion of these removals was to eliminate unprofitable payphones. Davel has an ongoing program to identify additional payphones to be removed in 2005 based upon low revenue performance and route density considerations. Additionally, prior to the expiration or renewal of the term of its agreements with Location Owners, Davel regularly evaluates the economics of such agreements to determine whether more favorable terms can be negotiated in order to minimize the number of payphones that do not meet its minimum criteria of profitability and which may be subject to removal.

Selective Acquisitions. As a means of maintaining and expanding Davel’s customer and payphone base, Davel continues to identify and evaluate other payphone companies that can be acquired and integrated into Davel’s operations. By strategically acquiring additional payphones in certain targeted areas, Davel can improve the density of its payphone routes and expand its revenues to improve the overall profitability of its operations.

Outsourcing Service, Maintenance and Collection Activities. Notwithstanding improvements in payphone route densities and other efficiencies achieved during the previous two years, Davel continues to examine its cost structure to identify additional ways to improve the profitability of the business. During 2003, Davel outsourced the assembly and repair of its payphone equipment and closed its warehouse and repair facility in Tampa, Florida to reduce the cost to repair, maintain and store its replacement payphone equipment. In the fourth quarter of 2003, Davel also outsourced the collection, service and maintenance of its payphones in the western region of the United States to reduce the cost of servicing its geographically disbursed payphones in this area and closed eleven district offices. During the calendar year 2004 Davel outsourced the remainder of its district offices, with the exception of its office located in Bronx, New York. Although there were costs associated with the outsourcing of these activities, Davel believes future savings will more than offset these costs and have a favorable impact on its future operating results. Davel plans to continue to evaluate additional outsourcing opportunities and to implement those strategies that can further reduce its operating costs.

Utilize Advanced Payphone Technology. The payphones installed and operated by Davel utilize “smart” technology which provides voice synthesized calling instructions, detects and counts coins deposited during each call, informs the caller at certain intervals of the time remaining on each call, identifies the need for and the amount of an additional deposit in order to continue the call, and provides other functions associated with the completion of calls. Through the use of a non-volatile, electronically erasable, programmable memory chip, the payphones can also be programmed and reprogrammed from Davel’s central computer facilities to update rate information or to direct different types of calls to particular carriers. Davel’s payphones can also distinguish coins by size and weight, report to its central host computer the total amount of coin in the coin box, perform self-diagnosis and automatically report problems to a pre-programmed service number.

Apply Sophisticated Monitoring and Management Information Systems. Davel utilizes a blend of enterprise-class proprietary and non-proprietary software that continuously tracks coin and non-coin revenues from each payphone, as well as expenses relating to each payphone, including commissions payable to the Location Owners. Davel’s technology also allows it to efficiently track and facilitate the activities of field technicians via interactions from the pay telephone with its computer systems and technical support personnel at its headquarters.

Provide Outstanding Customer Service. The technology used by Davel enables it to (i) respond quickly to equipment malfunctions and (ii) maintain accurate records of payphone activity that can be verified by customers. Davel strives to minimize “downtime” on its payphones by identifying service problems as quickly as possible. Davel employs both advanced telecommunications technology and utilizes trained field technicians as part of its commitment to provide superior customer service. The records generated through Davel’s technology also allow for the more timely and accurate payment of commissions to Location Owners.

Consolidation of Carrier Services. As part of its strategy to reduce costs and improve service quality, Davel has consolidated its coin and non-coin services with a limited number of major carriers. This enables Davel to maximize the value of its traffic volumes and has translated into more favorable economic and service terms and conditions in these key aspects of its business. Davel has entered into service agreements with certain Competitive Local Exchange Carriers (“CLECs”) which has allowed it to significantly reduce its costs of obtaining local line service while improving the efficiency and quality of entering its billing information through electronically generated billing.

Pursue Regulatory Improvements. Davel continues to actively pursue regulatory changes that will enhance its near and long-term performance and viability. Notably, Davel is pressing, through regulatory channels, the reduction in line and related charges and improvements to the dial around compensation collection system that are critical to the economic viability of the payphone industry generally and Davel’s operations specifically.

Enhance Product Offerings. As part of its strategy to maintain and grow its customer base, Davel continues to pursue additional product offerings made available to it through its affiliated companies in order to enhance the benefits provided to its customers.

Internet Services

Overview

We provide broadband, dial-up, web-hosting services, VoIP and other related internet services to business and residential customers in over 40 states through the efforts of DFW and its eight ISP subsidiaries.

During the first fiscal quarter of 2004, we acquired three Internet Service Providers (“ISPs”). On April 21, 2004, we acquired August.net Services, LLC, a Texas based ISP. On June 3, 2004, we acquired ShreveNet, Inc., a Louisiana-based ISP. On June 21, 2004, we acquired the assets of Crescent Communications, a Texas-based ISP.

During the second fiscal quarter of 2005 we completed the acquisition of an additional three ISPs. On July 6, 2004, we completed our acquisition of Clover Computer Corporation, an Ohio-based ISP. On July 14, 2004, we completed our acquisition of Ticon.net, Inc., a Wisconsin-based ISP. Finally, on August 13, 2004, we completed our acquisition of certain assets of Web One, Inc., a Kansas City, Kansas-based ISP and web-hosting provider with operations in Missouri and Kansas.

During the third fiscal quarter of 2005 we acquired two additional ISPs. On September 15, 2004, we completed our acquisition of World Trade Network, Inc., an ISP based in Houston, Texas. On September 16, 2004, we completed our acquisition of The River Internet Access Co., an ISP based in Tucson, Arizona.

On November 1, 2005, we announced the acquisition of InReach Internet, an Internet services provider located in Stockton, California. InReach provides a base of operations for the Sacramento municipal wireless network.

Business Strategy

Most of our efforts in the Internet services division are led by DFW, d/b/a Nationwide Internet, a Texas-based ISP that we acquired in January 2004. Nationwide provides a wide array of Internet services tailored to meet the needs of individual and business subscribers. As of December 31, 2005, we served approximately 108,000 equivalent subscriber lines, including approximately 52,000 residential customers and approximately 13,000 business customers.  Our strategy has been to expand our current customer base by acquiring ISPs in new markets. We intend to gain new customers and improve retention of existing customers through improved marketing, increased broadband service availability and the introduction of new value-added services.

During the current year, the activities of this operation have focused on the integration of the operations of the acquired companies comprising this business segment. Since 2004, we have been confronted with the challenges of managing many remotely located operations and combining different systems. Although many of the acquired companies have been operationally integrated into DFW, the business continues to maintain multiple offices in Texas and Arizona, locations that are necessary at this point to support existing customers. In addition, most of the acquired entities remain in corporate form requiring that we maintain separate set of accounting and income tax records for each company. The lack of employee retention at certain smaller acquired companies has, at times, adversely affected the integration of operations and the retention of customers. However, efforts are continuing to focus on combining service offerings, consolidating network operations and customer support locations, eliminating leases, merging companies and otherwise reduce operating costs.

At present, dial-up subscribers represent the largest group of customers of the Internet services group (approximately 82%). Our strategy to quickly create a viable telecommunications company positioned to capitalize on emerging opportunities, including municipally sponsored broadband wireless networks, was launched through the acquisition of a series of readily available, reasonably priced ISPs, operating in second and third tier markets and largely providing dial-up Internet access service. We believe that this tactic was successful. We expect that we will be more selective in consummating future acquisitions in this business. For example, we believe that the recent acquisition of InReach represents a unique opportunity to obtain an operation located in a position to support our broadband wireless network deployment in Sacramento, California. In addition, we believe that we have obtained an excellent organization operating with positive cash flows in a new geographic market on the west coast.

Services

We offer Internet services tailored to meet the needs of both individual and business subscribers. Our primary service offerings are broadband and dial-up Internet access, as well as related value-added services. For our business subscribers, we offer dedicated high speed Internet access, Web hosting, co-location, VoIP and other business related services. Our services are offered in several different packages to provide subscribers a broad range of choices to satisfy their Internet needs. The majority of our consumer subscribers have month-to-month subscriptions and the majority of our business customers are under service contracts for a term. We bill consumer subscribers through automatic charges to their credit cards or bank accounts, and by invoice and we bill most of our business customers by monthly invoices.

High Speed Connectivity; DSL Services. We offer broadband connectivity for business and consumers, including 64k/128k Integrated Service Digital Network (ISDN) access, 1.5M Asymmetrical Digital Subscriber Lines (ADSL), fractional to full T-1, DS-3 level connectivity and wireless connectivity. Our DSL products provide high-speed Internet access over existing telephone lines, and may allow subscribers to simultaneously use a single telephone line for voice service and for access to the Internet. DSL provides an “always on” connection thereby removing wait times associated with dialing into a network. The DSL products offer our residential and business subscribers a cost-effective way to substantially increase the speed at which they access the Internet.

Dial-Up Internet Access. Our most popular dial-up Internet access package includes basic Internet access and related Internet applications such as World Wide Web browsing, e-mail, file transfer protocol (FTP), and news access. Available value-added services include multiple e-mail mailboxes, national roaming services, personalized e-mail addresses and personal Web sites.

Web Services. We offer Web hosting for businesses and other organizations that wish to create their own World Wide Web sites without maintaining their own Web servers and high-speed Internet connections. Web hosting subscribers are responsible for building their own Web sites and then uploading the pages to a Nationwide server. This Web hosting service features state-of-the-art servers for high speed and reliability, a high quality connection to the Internet, specialized customer support and advanced services features, such as secure transactions and site usage reports.

T1/VoIP. We deliver VoIP services over a single all-IP network using T-1 connections. This gives us the ability to provide a wide range of voice and data services. Unlike traditional voice-centric circuit switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and in the future, offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

Customer Service

Our goal of 100% customer satisfaction begins with providing quality systems and network performance. We focus on scalability, reliability and speed in the technical design and maintenance of our systems. In addition to the provision of quality systems and network performance, we emphasize high quality customer care and technical support. We strive to retain our subscribers by prompt response to customer problems via telephone, email and newsgroups.

Customer service is available to subscribers 24-hours-a-day, 7-days-a-week. The customer care department is organized in tiers designed to respond to varying types of support needs. In addition to diagnosing and resolving subscribers’ technical problems, our customer care department answers questions about account status and billing information, provisions new product requests and provides configuration information.

Infrastructure

Our network provides subscribers with local dial-up across the United States and broadband (DSL) in select markets. Our systems and network infrastructure are designed to provide reliability and speed. Reliability is achieved through redundancy in mission critical systems that minimize the number of single points of failure. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections and aggressive load balancing.

Physical and Virtual POPs. Subscribers dial a local phone number and connect to one of our points of presence (POPs), consisting of inbound telephone lines, modems and related computer equipment. The POPs are either facilities owned by Nationwide or “Virtual POPs” owned by other telecommunication companies. Virtual POP architecture allows us to provide local access services without deploying additional physical infrastructure. The Virtual POP architecture enables subscribers to dial a local phone number and connect to a modem owned and housed by a telecommunications provider. The subscriber’s data call is then routed across leased lines to our internal network. Unlike simply leasing network capacity from a third-party provider, the Virtual POP architecture allows us to maintain substantial control over quality of service and capacity. The benefits of this architecture include substantially reduced capital expenditures and reduced exposure to technological obsolescence. In addition, when entering new markets, the Virtual POP architecture allows us to more precisely match capacity needs to actual sales in that market.

Internal Network Infrastructure. Subscribers enter our network from either the physical POP or Virtual POP. Our primary internal network is designed to maximize sustained high-speed traffic and provide both resiliency to failure and redundancy. Our facilities are powered by a computer controlled uninterruptible power supply that provides battery backup, surge protection and power conditioning. Automatic onsite diesel generators provide power for prolonged power outages.

We also maintain a Network Operations Center (“NOC”) in Tucson, AZ, which is staffed 24 hours a day. The NOC is responsible for monitoring the status of all networking facilities, components, applications and equipment deployed throughout our infrastructure. The NOC is responsible for operational communications among internal departments and is also responsible for communication with external service providers.

We maintain our applications on a variety of systems from a number of vendors. The major applications, such as e-mail and newsgroup access services, utilize a network of servers which are connected directly to our network backbone through high-availability network routers. We deploy PC style hardware in clusters for distributing the load of other applications and providing fault-tolerance against application failure. These distributed applications are housed on low cost, easily obtainable components with minimal interdependency.

Competition

Wireless Networks

Delivery of broadband wireless Internet access is a highly competitive industry that is a fast growing segment of the technology sector. NeoReach Wireless primarily operates in the city-sponsored sector of this industry. Competition for such city-sponsored metro area wireless deployments comes from primarily three levels of competition. First are cities themselves as many are attempting to own and operate Wi-Fi networks. Second, competition comes from wireless Internet service providers or WISPs located in or near a city, that are operating traditional wireless networks. Third, the incumbent large-scale telecommunication or cable operators can decide to compete against itself by setting up a wireless network, rather than allow another service provider to get a foothold in its market.

Voice Services

The communications industry is highly competitive. We compete primarily on the basis of the quality of our offerings, quality of our customer service, bundling (offering multiple services), price, availability, reliability, and variety. Our ability to compete effectively depends on our ability to maintain high-quality services at prices generally equal to or below those charged by our competitors. In particular, price competition in our sector has been intense and is not expected to decrease. Our competitors include, among others, various “competitive carriers” like us, as well as larger providers such as Verizon, SBC, AT&T Corp., Sprint, and MCI. These larger providers have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than CloseCall. We increasingly face competition in the local and long distance market from local carriers, resellers, cable companies, wireless carriers and satellite carriers, and may compete with electric utilities. We also may increasingly face competition from businesses offering long distance data and voice services over the Internet. These businesses could enjoy a significant cost advantage because currently they generally do not pay carrier access charges or universal service fees.

We face significant competition from “competitive carriers” that are similar to us, principally in terms of size, structure and market share. Some of these carriers already have established local operations in some of our current and target markets. Many competitive carriers are struggling financially. We cannot predict which of these carriers will be able to continue to compete effectively against us over time.

We also compete in the provision of local services against the incumbent local telephone company in each market, which is Verizon in a large majority of our market areas. Incumbent carriers enjoy substantial competitive advantages arising from their historical monopoly position in the local telephone market, including pre-existing customer relationships with all or virtually all end-users. Further, we are highly dependent on incumbent carriers for local network facilities and wholesale services required in order for us to assemble our own local services. In addition, incumbent carriers are expected to compete in each other’s markets in some cases, which will increase the competition we face. Wireless communications providers are competing with wireline local telephone service providers, which further increases competition.

Local and long distance marketing is converging, as other carriers offer integrated communications services. For example, many competitive carriers also offer long distance services to their customers and large long distance carriers, such as AT&T Corp., Sprint and MCI, have begun to offer local services in some markets. We also compete with numerous direct marketers, telemarketers and equipment vendors and installers with respect to portions of our business.

Regional Bell operating companies, such as Verizon, are currently allowed to provide, both inside and outside their home regions, “interLATA” long distance and mobile services, which are long distance services that originate and terminate in different local access and transport areas. These companies already have extensive fiber optic cable, switching and other network facilities in their regions that they can use to provide long distance services throughout the country. By offering in-region long distance services in our markets, Verizon is able to offer substantially the same integrated local and long distance services as CloseCall, and will have a significant competitive advantage over us in marketing those services to its existing local customers.

A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the communications industry also could increase the level of competition we face. On January 31, 2005, SBC Communications, Inc., and AT&T Corp. announced their intention to enter into a business combination. In February 2005, Verizon Communications, Inc., and MCI announced an agreement to enter into a business combination, and Qwest Communications International Inc. announced a bid to compete with Verizon’s purchase offer. Such transactions, if consummated, would result in substantial consolidation of U.S. wireline telecommunications resources and revenue. In addition, as reflected in the acquisitions of Cable and Wireless USA, Inc., by Savvis Communications, Inc., Focal Communications, Inc., by Broadwing Corporation, and KMC Telecom Corp. by CenturyTel, Inc., substantial consolidation also has taken place among competitive carriers. Assuming that each of the announced transactions involving AT&T Corp. and MCI occur as planned, market power for U.S. telecommunications services will be further consolidated among the incumbent carriers, and both business and residential customer choice will be significantly reduced. Although it is not certain what the effects of this industry consolidation will be, we believe that one possible result could be that prices for telecommunications services would stabilize due to reduced competition. The incumbent carriers are significantly larger than we are in terms of annual revenues, total assets, and financial resources, and have increased their marketing efforts toward our target market of small- and medium-size businesses.

A recent trend toward deregulation, particularly in connection with incumbent carriers and service providers that use Voice Over Internet Protocol applications, could increase the level of competition we face in our markets and, in turn, adversely affect our operating results. Incumbent carriers and, in particular, the regional Bell operating companies, continue to seek deregulation for many of their services at both the federal and state levels. If their efforts are successful, these companies will gain additional pricing flexibility, which could affect our ability to compete with them. The recent emergence of service providers that use Voice Over Internet Protocol applications also could present a competitive threat. Because the regulatory status of Voice Over Internet Protocol applications is largely unsettled, providers of such applications may be able to avoid costly regulatory requirements, including the payment of inter-carrier compensation. This could impede our ability to compete with these providers on the basis of price. More generally, the emergence of new service providers will increase competition, which could adversely affect our ability to succeed in the marketplace for communications and other services.

Our payphone business competes for payphone locations directly with LECs and other IPPs. We also compete, indirectly, with long-distance companies, which can offer Location Owners commissions on long-distance calls made from LEC-owned payphones. Most LECs and long-distance companies against which we compete, as well as some IPPs, may have substantially greater financial, marketing and other resources than us. Many LECs and IPPs faced with competition for payphone locations have increased their compensation arrangements with Location Owners to offer increased commission payments.

We believe that the competitive factors among payphone providers are (1) the quality of service and the availability of specialized services provided to a Location Owner and payphone users, (2) the ability to serve accounts with locations in several LATAs or states, (3) the commission payments to a Location Owner, and (4) responsiveness to customer service needs. We believe we are currently competitive in each of these areas.

We also compete with inter-exchange carriers (“IXCs”) that provide access to alternative operator services, which can be accessed through our payphones. Payphone calls placed using this method are referred to as “dial around calls”. Certain national long-distance operator service providers and prepaid calling card providers have implemented extensive advertising promotions and distribution schemes which have increased dial-around activity on payphones owned by LECs and IPPs, including us, thereby reducing traffic to our primary providers of operator assisted and long-distance services.

Notwithstanding the foregoing, we believe that our principal competition in our payphone business is from providers of wireless communications services for both local and long distance traffic. Certain providers of wireless communication services have introduced rate plans that are competitively priced with certain of the products offered by us and have negatively impacted the overall usage of payphones throughout the nation.

Although certain RBOCs such as Qwest and Bell South have exited the payphone business due to declining call volumes and lower revenues, there remain a large number of LEC’s, IXCs and IPPs that compete for payphone locations. Davel continues to renew its existing location contracts and compete for new business at sites that can generate sufficient call volumes to support the installation of payphones.

Internet Services

We compete for subscription revenues with multiple companies providing Internet services, such as AOL, the Microsoft Network, EarthLink and AT&T Worldnet, NetZero and smaller regional ISPs. We also compete with companies that provide Internet access via narrowband and broadband technologies, such as Internet access providers, cable companies and telephone companies. Like us, other companies offer some of the same Internet connectivity services to their customers. We also compete more broadly for subscription revenues and members’ time with cable, information, entertainment and media companies. We compete for advertising and commerce revenues with a wide range of companies, including those that focus on the Internet, such as online services, internet access companies, web-based portals and individual web sites providing content, commerce, community and similar features, as well as media companies, such as those with newspaper or magazine publications, radio stations and broadcast stations or networks.

We face competition in developing technologies, and risks from potential new developments in distribution technologies and equipment in Internet access. In particular, we face competition from developments in the following types of internet access distribution technologies or equipment: broadband distribution technologies used in cable Internet access services; advanced personal computer-based access services offered through DSL technologies offered by local telecommunications companies; other advanced digital services offered by wireless companies; television-based interactive services; personal digital assistants or handheld computers; and enhanced mobile phones. We must keep pace with these developments and also ensure that we either have comparable and compatible technology or access to distribution technologies developed or owned by third parties.

Governmental Regulation

Voice Services

Competitive Local Exchange Carrier

Overview . Our services are subject to federal, state and local regulation. Through our wholly-owned subsidiaries, we hold numerous federal and state regulatory authorizations. The Federal Communications Commission, or FCC, exercises jurisdiction over telecommunications common carriers to the extent they provide, originate or terminate interstate or international communications. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions retain jurisdiction over telecommunications carriers to the extent they provide, originate or terminate intrastate communications. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our networks.

Federal Regulation . We are classified as a non-dominant carrier by the FCC and, as a result, are subject to relatively limited regulation of our interstate and international services. Some general policies and rules of the FCC apply to us, and we are subject to some FCC reporting requirements, but the FCC does not review our billing rates. We possess the operating authority required by the FCC to conduct our long distance business as it is currently conducted. As a non-dominant carrier, we may install and operate additional facilities for the transmission of domestic interstate communications without prior FCC authorization, except to the extent that radio licenses are required. The following discussion summarizes some specific areas of federal regulation that directly or indirectly affects our business.

Local Competition. The FCC’s role with respect to local telephone competition arises principally from the Telecommunications Act of 1996. The Telecommunications Act preempts state and local laws to the extent that they prevent competition in the provision of any telecommunications service. Subject to this limitation, state and local governments retain telecommunications regulatory authority over intrastate telecommunications. The Telecommunications Act imposes a variety of duties on local carriers, including competitive carriers such as CloseCall, to promote competition in the provision of local telephone services. These duties include requirements for local carriers to: interconnect with other telecommunications carriers; complete calls originated by customers of competing carriers on a reciprocal basis; permit the resale of their services; permit users to retain their telephone numbers when changing carriers; and provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

Incumbent carriers also are subject to additional duties. These duties include obligations of incumbent carriers to: offer interconnection on a non-discriminatory basis; offer co-location of competitors’ equipment at their premises on a non-discriminatory basis; make available certain of their network facilities, features and capabilities on non-discriminatory, cost-based terms; and offer wholesale versions of their retail services for resale at discounted rates.

Collectively, these requirements recognize that local telephone service competition is dependent upon cost-based and non-discriminatory interconnection with, and use of, some elements of incumbent carrier networks and facilities under specified circumstances. Failure to achieve and maintain such arrangements could have a material adverse impact on our ability to provide competitive local telephone services. Under the Telecommunications Act, incumbent carriers are required to negotiate in good faith with carriers requesting any or all of the foregoing arrangements.

In August 2003, the FCC adopted changes to the rules defining the circumstances under which incumbent carriers must make network elements available to competitive carriers at cost-based rates. These rule changes were appealed by both incumbent carriers and competitive carriers to a federal court of appeals, which in March 2004 vacated and remanded to the FCC several aspects of those changes. In February 2005, the FCC issued a decision in response to the court’s March 2004 ruling. That decision, which is known as the Triennial Review Remand Order, or TRRO, became effective on March 11, 2005, and revised the rules for when incumbent carriers must unbundle and make available to competitive carriers various types of UNEs, including high-capacity loops and interoffice transport. The following sets forth information about the application of the new rules.

UNE Loops

DS0 Loops. A DS0 loop is a single, voice-grade channel. Typically, individual business lines are DS0 loops. Incumbent carriers must make DS0 loops available at UNE rates on an unlimited basis.

DS1 Loops. A DS1 loop is a digital loop with a total speed of 1.544 megabits per second, which is the equivalent of 24 DS0s. Multiple voice lines and Internet access can be provided to a customer over a single DS1 loop. We understand the FCC’s new rules to require that incumbent carriers make available to competitive carriers DS1 loops at UNE rates in the majority of incumbent carrier central offices.

DS3 Loops. A DS3 loop is a digital loop with a total speed of 44.736 megabits per second. We understand the FCC’s new rules to require that incumbent carriers make available to competitive carriers DS3 loops at UNE rates in the majority of incumbent carrier central offices.

OCn Loops and Dark Fiber.  Under the FCC’s new rules, incumbent carriers are not required to provide optical capacity loops or dark fiber loops as UNEs. Optical capacity loops, referred to as OCn loops, are very high-capacity digital loops ranging in capacity from OC3 loops, which are the equivalent of three DS3s, to OC192.

Incumbent carriers are not required to provide some mass market broadband loop facilities and functionality to competitive carriers as UNEs. Specifically, incumbent carriers are not required to make newly-deployed fiber-to-the-home, or FTTH, loops available as UNEs and are only required to provide the equivalent of DS0 capacity on any FTTH loop built over an existing copper loop. It is possible that incumbent carriers will seek additional regulatory relief from any remaining obligation to make FTTH loops available to competitive carriers. The FCC already has held that incumbent carriers are not required to unbundle and make available to competitive carriers fiber-to-the-curb, or FTTC, loops.

UNE Transport

DS1 Transport. Whether transport is available as a UNE is determined on a route-by-route basis. Incumbent carriers must make transport at UNE rates available at DS1 capacity levels between any two incumbent carrier central offices unless both central offices either serve more than 38,000 business lines or have four or more fiber-based colocators.

DS3 Transport. Access to DS3 capacity-level transport is more limited than access to DS1 transport. Incumbent carriers must make transport at UNE rates available at DS3 capacity levels between any two incumbent carrier central offices unless both central offices either serve more than 24,000 business lines or have three or more fiber-based colocators.

Dark Fiber Transport. Dark fiber transport is available under the same conditions as DS3 transport.

Incumbent carriers are not required to provide access to transport at greater-than DS3 capacity levels. Incumbent carriers also are not required to provide transport at any capacity level to connect an incumbent carrier central office with a competitive carrier’s facilities.

In addition to addressing high-capacity loops and transport, the TRRO confirmed the eventual elimination of mass market local switching as a UNE, thereby phasing out the availability of UNE-P at cost-based rates to competitive carriers such as us. Although CloseCall has an embedded base of UNE-P customers, we have begun to migrate our existing UNE-P customers to other provisioning arrangements where we have facilities and it is advantageous for us to do so. We also have a five year “commercial agreement” in place with Verizon that locks in rates through 2010.

The FCC also confirmed in the TRRO that the availability of special access services for competitive carriers does not excuse incumbent carriers from the requirement to make available prescribed UNEs at rates based on the FCC’s “Total Element Long Run Incremental Cost,” or TELRIC, pricing methodology.

To the extent incumbent carriers no longer need to provide to competitive carriers the above-described switching, loop and transport elements as UNEs, the FCC established a transitional period during which incumbent carriers must continue to make these elements available at prescribed rates for a defined period of time. We anticipate that some incumbent and competitive carriers will use this transition period to enter into commercial agreements for these elements, but these agreements are likely to contain rates, terms and conditions that are less favorable to competitive carriers than they have been in the past.

The TRRO continued the recent trend of reducing the number and types of UNEs that incumbent carriers must make available to competitive carriers. Although the TRRO has been appealed, we cannot predict the outcome of this appeal or whether the result of any such appeal will be favorable or unfavorable to our business.

TELRIC Pricing. The FCC has initiated a re-examination of its TELRIC pricing methodology for network elements. The FCC has proposed a number of changes to these pricing rules that would be unfavorable to us. Legislation has been proposed in Congress in the past and may be proposed in the future that would further restrict the access of competitive carriers to incumbent carriers’ network elements. Future restrictions on, or reductions in, the network elements available to us, or any increase in the cost to us of such network elements, could have a material adverse effect on our business.

Broadband. In the future, an important element of providing competitive local service may be the ability to offer customers high-speed broadband local connections. The FCC recently reduced the number and types of unbundled network elements, such as FTTC and FTTH that incumbent carriers must make available to competitive carriers to enable them to provide broadband services to customers using incumbent carrier networks. These restrictions were largely upheld by a federal court of appeals. Although the court’s decision regarding so-called “naked DSL” may be appealed, we cannot predict the outcome of any such appeal. The FCC also recently held that incumbent carriers such as Verizon cannot be required by state commissions to make digital subscriber line services available to end users when a competitive carrier provides the end user with voice service. This is known in the industry as “naked DSL.” Although this decision also may be appealed, we cannot predict the outcome of any such appeal.

In other proceedings affecting broadband policy, the FCC is considering what regulatory treatment, if any, should be accorded to digital subscriber line services provided by communications companies and has already considered what regulatory treatment should be accorded to cable modem services, which are used by cable companies to deploy high-speed Internet access services. The FCC found in 2002 that cable modem service is an “information service” that is exempt from regulation. A federal court of appeals overturned that decision as being inconsistent with an earlier ruling by the court that cable modem service has both “information service” and “telecommunication service” components, which would make that service subject to regulation, but the court’s decision has been appealed to the United States Supreme Court, where the matter is pending.

The FCC has sought comment on a number of other regulatory proposals that could affect the speed and manner in which high-speed broadband local services are deployed by our competitors. We cannot predict the outcome of these proposals at the FCC or in the courts or the effect they will have on our business and the industry.

Congress also has considered in the past, and may consider in the future, legislation that would deregulate some aspects of the incumbent local carriers’ broadband services and would reduce the extent to which those carriers must provide access to their networks to competitive local carriers for the provision of broadband services. Several cable companies already are offering broadband Internet access over their network facilities, and incumbent carriers and competitive carriers also offer these services through digital subscriber line technology. If we are unable to meet the future demands of our customers for broadband local access on a timely basis at competitive rates, we may be at a significant competitive disadvantage.

Internet Protocol-Enabled Services. The FCC is considering clarifications and changes to the prospective regulatory status of services and applications using Internet Protocol, including Voice Over Internet Protocol offerings. Voice Over Internet Protocol is an application that manages the delivery of voice information across data networks, including the Internet, using Internet protocol. Rather than send voice information across traditional circuits, Voice Over Internet Protocol sends voice information in digital form using discrete packets that are routed in the same manner as data packets. Voice Over Internet Protocol is widely viewed as a more cost-effective alternative to traditional circuit-switched telephone service. Because Voice Over Internet Protocol can be deployed by carriers in various capacities, and because it is widely considered a next-generation communications service, its regulatory classification has not yet been determined.

The FCC thus far has issued three declaratory rulings in connection with the regulatory treatment of Voice Over Internet Protocol, but those rulings have been narrowly tailored. In one case, the FCC held that a computer-to-computer Voice Over Internet Protocol application provided by Pulver.com is an unregulated information service, in part because it does not include a transmission component, offers computing capabilities, and is free to its users. In another case, the FCC reached a different conclusion, holding that AT&T’s use of Voice Over Internet Protocol to transmit the long-haul portion of certain calls constitutes a telecommunications service, thus subjecting it to regulation, because the calls use ordinary customer premises equipment with no enhanced functionality, originate and terminate on the public switched telephone network, and undergo no net protocol conversion and provide no enhanced functionality to end users. In a third case, which involved the Voice Over Internet Protocol application of Vonage, the FCC preempted the authority of the State of Minnesota (and presumably all other states) and ruled that Vonage’s Voice Over Internet Protocol application, and others like it, is an interstate service subject only to federal regulation, thus preempting the authority of the Minnesota commission to require Vonage to obtain state certification. The FCC, however, refused to rule in the Vonage case whether Vonage’s Voice Over Internet Protocol application is a telecommunications service or an information service, thus leaving open the question of the extent to which the service will be regulated. A number of other petitions addressing the application of existing regulations to Voice Over Internet Protocol and other Internet Protocol services have been filed at the FCC and are pending. We cannot at this time predict the outcome of those petitions on our business or the industry.

The FCC has initiated a more generic proceeding to address the many regulatory issues raised by the development and growth of Voice Over Internet Protocol services, including the extent to which Voice Over Internet Protocol will be regulated at the federal level, and has expressly reserved the right to reconsider its declaratory rulings in the generic proceeding. The FCC also is examining what requirements, if any, should be applied to Voice Over Internet Protocol service to enable law enforcement agencies, when necessary and appropriate, to access information transmitted through Voice Over Internet Protocol applications; the extent to which Voice Over Internet Protocol providers should contribute to the Universal Service Fund; and whether and to what extent E-911 requirements should apply to Voice Over Internet Protocol providers. Federal and state rulings in connection with Voice Over Internet Protocol will likely have a significant impact on us, our competitors and the communications industry.

Congress also has considered in the past, and may consider in the future, legislation addressing Voice Over Internet Protocol. We cannot at this time predict if or when such legislation will be enacted, or its effect on our business and the industry. Additionally, the U.S. Supreme Court in June 2005 in the Brand x opinion ruled that cable operators are not required to make their cable infrastructures available to Internet service providers on a wholesale basis. Subsequently, the FCC deregulated the pricing of naked DSL, allowing ILECs to charge much higher wholesale prices to independent Internet service providers. These two changes increase the risk of operating an independent Internet service provider absent a wireless broadband strategy.

Inter-carrier Compensation. The FCC regulates the interstate access rates charged by local carriers for the origination and termination of interstate long distance traffic. These access rates make up a significant portion of the cost of providing long distance service. The FCC has adopted policy changes that over time are reducing incumbent carriers’ access rates, which have the impact of lowering the cost of providing long distance service, especially to business customers. In addition, the FCC has adopted rules that require competitive carriers to reduce gradually the levels of their tariffed access charges until those charges are no greater than those of the incumbent carriers with which they compete. In March 2005, the FCC initiated a proceeding designed to examine and reform comprehensively intercarrier compensation, including access charges, in the telecommunications market. Intercarrier compensation typically is the largest single expense incurred by companies that provide telecommunications services, including us. Further FCC action in this area may reduce most access charges in the future or shift all forms of intercarrier compensation to flat-rate pricing. We cannot predict at this time the result of this proceeding, the full impact of the FCC’s decisions in this area, or the effect these decisions will have on our business and the industry.

The FCC has granted incumbent carriers some flexibility in pricing their interstate special and switched access services. Under this pricing scheme, local carriers may establish pricing zones based on access traffic density and charge different prices for access provided in each zone. The FCC recently has been granting incumbent carriers additional pricing flexibility on a market-by-market basis as local competition develops in their markets. This pricing flexibility could place us at a competitive disadvantage, either as a purchaser of access for our long distance operations or as a vendor of access to other carriers or end-user customers.

In April 2001, the FCC issued a ruling changing the compensation mechanism for traffic exchanged between telecommunications carriers that is destined for Internet service providers. In doing so, the FCC prescribed a new rate structure for this traffic and prescribed gradually reduced caps for its compensation. In the course of our business, we may exchange the traffic of Internet service providers with other carriers. The FCC’s ruling in connection with such traffic affected a large number of carriers, including us, and further developments in this area could have a significant impact on the industry and on us. Although a federal court remanded that FCC decision for further consideration, the court did not reverse the decision, so it remains in effect. In March 2005, in the context of its generic proceeding on intercarrier compensation, the FCC sought comment on broad policy changes that could harmonize the rate structure and levels of all forms of intercarrier compensation, and ultimately could eliminate most forms of carrier-to-carrier payments for interconnected traffic, including traffic destined for Internet service providers.

Universal Service. Access charges historically have been used to subsidize universal telephone service. Together with access and other intercarrier compensation reform, the FCC in recent years has changed the methodology used to subsidize universal telephone service and achieve other related public policy goals. Any reform in connection with intercarrier compensation will, by necessity, require revisions to the FCC’s policies governing universal service. Because the effects of these revisions are uncertain, the fees we pay to subsidize universal service may increase or decrease substantially in the future.

The FCC continues to consider related questions regarding the applicability of access charges and universal service fees to providers of Internet access service and other services and applications using Internet protocol, including Voice Over Internet Protocol. Currently, Internet access providers are not subject to these expenses, and a federal court of appeals has upheld the FCC’s decision not to impose such fees. However, there are open questions about how the existing rules apply to providers of data, voice or other services using the Internet or Internet protocol-based technology. The FCC is in the process of re-examining these issues in the context of its generic proceeding on IP-enabled services. We are not in a position to determine how these issues regarding access charges and universal service fees will be resolved, or whether the resolution of these issues will be harmful to our competitive position or our results of operations.

Detariffing. The FCC required non-dominant long distance companies, including us, to detariff interstate long distance domestic and international services in 2001. In 2001, the FCC also permitted competitive local exchange carriers, including us, to choose either to detariff the interstate access services that competitive carriers sell to long distance companies that originate or terminate traffic from or to their local customers, or to maintain tariffs but comply with rate caps. Tariffs set forth the rates, terms and conditions for service and must be updated or amended when rates are adjusted or products are added or removed. Before detariffing, we filed tariffs with the FCC to govern our relationship with most of our long distance customers and with long distance companies that originated or terminated traffic from or to our local customers. The detariffing process has required us, among other things, to post these rates, terms and conditions on our web site instead of filing them as tariffs with the FCC. Because detariffing precludes us from filing our tariffs with the FCC, some may argue that we are no longer subject to the “filed rate doctrine,” under which the filed tariff controls all contractual disputes between a carrier and its customers. The detariffing process has effectively required us to enter into individual contracts with each of our customers and to notify our customers when rates are adjusted or products are added or removed. This process increases our costs of doing business. Detariffing may expose us to legal liabilities and costs if we can no longer rely on the filed rate doctrine to settle contract disputes with our customers.

Other Federal Regulations. The FCC imposes prior approval requirements on transfers of control and assignments of radio licenses and operating authorizations. The FCC has the authority generally to condition, modify, cancel, terminate, revoke or decline to renew licenses and operating authority for failure to comply with federal laws and the rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. The FCC or third parties may raise issues with regard to our compliance with applicable laws and regulations.

State Regulation . We are subject to various state laws and regulations. Most state public utility commissions require providers such as CloseCall to obtain authority from the commission before initiating service in the state. We are subject to various reporting and record-keeping requirements. In addition, some states are ordering the de-tariffing of services, which may impede our reliance on the filed rate doctrine and increase our costs of doing business.

Many issues remain open regarding how new local telephone carriers will be regulated at the state level. For example, although the Telecommunications Act preempts the ability of states to forbid local service competition, the Telecommunications Act preserves the ability of states to impose reasonable terms and conditions of service and other regulatory requirements. The scope of state regulation will be refined through rules and policy decisions made by public utility commissions as they address local service competition issues.

State public utility commissions have responsibility under the Telecommunications Act to oversee relationships between incumbent carriers and their new competitors with respect to such competitors’ use of the incumbent carriers’ network elements and wholesale local services. Public utility commissions arbitrate interconnection agreements between the incumbent carriers and competitive carriers such as CloseCall when necessary. Pursuant to the Communications Act, the decisions of state public utility commissions with regard to interconnection disputes may be appealed to federal courts.

There also remain unresolved important issues regarding the scope of the authority of public utility commissions and the extent to which the commissions will adopt policies that promote local telephone service competition. For example, although the FCC recently preempted the ability of states to regulate some aspects of Voice Over Internet Protocol services, the FCC’s decision has been appealed, and it is difficult to predict how this and other matters will affect our ability to pursue our business plan.

States also regulate the intrastate carrier access services of the incumbent carriers. We are required to pay access charges to the incumbent carriers when they originate or terminate our intrastate long distance traffic. Our business could be harmed by high access charges, particularly to the extent that the incumbent carriers do not incur the same level of costs with respect to their own intrastate long distance services or to the extent that the incumbent carriers are able to offer their long distance affiliates better access pricing. Some states also regulate the intrastate access charges of competitive carriers. States also will be developing intrastate universal service charges parallel to the interstate charges created by the FCC. Another issue is the use by some incumbent carriers, with the approval of the applicable public utility commissions, of extended local area calling that converts otherwise competitive intrastate toll service to local service. States also are or may be addressing various intraLATA dialing parity issues that may affect competition. Our business could be harmed by these developments.

We also will be affected by how states regulate the retail prices of the incumbent carriers with which we compete. We believe that, as the degree of intrastate competition increases, the states will offer the incumbent carriers increasing pricing flexibility and deregulation of particular services deemed to be competitive. This flexibility and deregulation may present the incumbent carriers with an opportunity to subsidize services that compete with our services with revenues generated from their non-competitive services, thereby allowing incumbent carriers to offer competitive services at prices lower than most or all of their competitors.

Many states also require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority generally can be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law or the rules, regulations and policies of state regulatory authorities. Fines or other penalties also may be imposed for such violations. Public utility commissions or third parties may raise issues with regard to our compliance with applicable laws or regulations.

The 1996 Telecommunications Act, or the Telecom Act, substantially restructured the telecommunications industry, included specific provisions related to the payphone industry and required the FCC to develop rules necessary to implement and administer the provisions of the Telecom Act on both an interstate and intrastate basis. Among other provisions, the Telecom Act granted the FCC the power to preempt state payphone regulations to the extent that any state requirements are inconsistent with the FCC’s implementation of Section 276 of the Telecom Act.

Federal Regulation of Local Coin and Dial-Around Calls. The Telephone Operator Consumer Services Improvement Act of 1990, or TOCSIA, established various requirements for companies that provide operator services and for call aggregators, including payphone service providers, or PSPs, who send calls to those operator service providers, or OSPs. The requirements of TOCSIA as implemented by the FCC included call branding, information posting, rate quotations, the filing of informational tariffs and the right of payphone users to access any OSP in order to make non-coin calls. TOCSIA also required the FCC to take action to limit the exposure of payphone companies to undue risk of fraud upon providing this “open access” to carriers.

TOCSIA further directed the FCC to consider the need to provide compensation to IPPs for dial-around calls made from its payphones. Accordingly, the FCC ruled in May 1992 that IPPs were entitled to dial-around compensation. Because of the complexity of establishing an accounting system for determining per call compensation for these calls, and for other reasons, the FCC temporarily set this compensation at $6.00 per payphone per month based on an assumed average of 15 interstate carrier access code dial-around calls per month and a rate of $0.40 per call. The failure by the FCC to provide compensation for 800 “toll free” dial-around calls was challenged by the IPPs, and a federal court subsequently ruled that the FCC should have provided compensation for these toll free calls.

Pay Phone Services.  In 1996, recognizing that IPPs had been at a severe competitive disadvantage under the existing system of regulation and had experienced substantial increases in dial-around calls without a corresponding adjustment in compensation, Congress enacted Section 276 to promote both competition among payphone service providers and the widespread deployment of payphones throughout the nation. Section 276 directed the FCC to implement rules by November 1996 that would:

-	create a standard regulatory scheme for all public payphone service providers;

-
establish a per call compensation plan to ensure that all payphone service providers are fairly compensated for each and every completed intrastate and interstate call, except for 911 emergency and telecommunications relay service calls;

-	terminate subsidies for LEC payphones from LEC regulated rate-base operations;

-	prescribe, at a minimum, nonstructural safeguards to eliminate discrimination between LECs and IPPs and remove the LEC payphones from the LEC’s regulated asset base;

-
provide for the RBOCs to have the same rights that IPPs have to negotiate with Location Owners over the selection of interLATA carrier services, subject to the FCC’s determination that the selection right is in the public interest and subject to existing contracts between the Location Owners and interLATA carriers;

-
provide for the right of all PSPs to choose the local, intraLATA and interLATA carriers subject to the requirements of, and contractual rights negotiated with, Location Owners and other valid state regulatory requirements;

-
evaluate the requirement for payphones which would not normally be installed under competitive conditions but which might be desirable as a matter of public policy, and establish how to provide for and maintain such payphones if it is determined they are required; and

-	preempt any state requirements which are inconsistent with the FCC’s regulations implementing Section 276.

In September and November 1996, the FCC issued its rulings implementing Section 276, or the 1996 Payphone Order. In the 1996 Payphone Order, the FCC determined that the best way to ensure fair compensation to independent and LEC PSPs for each and every call was to deregulate, to the maximum extent possible, the price of all calls originating from payphones. For local coin calls, the FCC mandated that deregulation of the local coin rate would not occur until October 1997 in order to provide a period of orderly transition from the previous system of state regulation.

To achieve fair compensation for dial-around calls through deregulation and competition, the FCC in the 1996 Payphone Order directed a two-phase transition from a regulated market. In the first phase, November 1996 to October 1997, the FCC prescribed flat-rate compensation payable to the PSPs by the interexchange carriers (“IXCs”) in the amount of $45.85 per month per payphone. This rate was arrived at by determining that the deregulated local coin rate was a valid market-based surrogate for dial-around calls. The FCC applied a market-based, deregulated coin rate of $0.35 per call to a finding from the record that there was a monthly average of 131 compensable dial-around calls per payphone. This total included both carrier access code calls dialed for the purpose of reaching a long distance company other than the one designated by the PSP as well as 800 “toll free” calls. The monthly, per phone flat-rate compensation of $45.85 was to be assessed only against IXCs with annual toll-call revenues in excess of $100 million and allocated among such IXCs in proportion to their gross long-distance revenues. During the second phase of the transition to deregulation and market-based compensation (initially from October 1997 to October 1998, but subsequently extended in a later order by one year to October 1999), the FCC directed the IXCs to pay the PSPs on a per-call basis for dial-around calls at the assumed deregulated coin rate of $0.35 per call. At the conclusion of the second phase, the FCC set the market-based local coin rate, determined on a payphone-by-payphone basis, as the default per-call compensation rate in the absence of a negotiated agreement between the PSP and the IXC. To facilitate per-call compensation, the FCC required the PSPs to transmit payphone-specific coding digits which would identify each call as originating from a payphone and required the LECs to make such coding available to the PSPs as a tariffed item included in the local access line service.

In July 1997, a federal court, or the Court responded to an appeal of the 1996 Payphone Order, finding that the FCC erred in (1) setting the default per-call rate at $0.35 without considering the differences in underlying costs between dial-around calls and local coin calls, (2) assessing the flat-rate compensation against only the carriers with annual toll-call revenues in excess of $100 million, and (3) allocating the assessment of the flat-rate compensation based on gross revenues rather than on a factor more directly related to the number of dial-around calls processed by the carrier. The Court also assigned error to other aspects of the 1996 Payphone Order concerning inmate payphones and the accounting treatment of payphones transferred by an RBOC to a separate affiliate.

In response to the Court’s remand, the FCC issued its modified ruling implementing Section 276, or the 1997 Payphone Order, in October of 1997. The FCC determined that distinct and severable costs of $0.066 were attributable to coin calls that did not apply to the costs incurred by the PSPs in providing access for dial-around calls. Accordingly, the FCC adjusted the per call rate during the second phase of interim compensation to $0.284 (which is $0.35 less $0.066). While the FCC tentatively concluded that the $0.284 default rate should be utilized in determining compensation during the first phase and reiterated that PSPs were entitled to compensation for each and every call during the first phase, it deferred a decision on the precise method of allocating the initial interim period (November 1996 through October 1997) flat-rate payment obligation among the IXCs and the number of calls to be used in determining the total amount of the payment obligation.

On March 9, 1998, the FCC issued a Memorandum Opinion and Order, FCC 98-481, which extended and waived certain requirements concerning the provision by the LECs of payphone-specific coding digits which identify a call as originating from a payphone. Without the transmission of payphone-specific coding digits, some of the IXCs have claimed they are unable to identify a call as a payphone call eligible for dial-around compensation. With the stated purpose of ensuring the continued payment of dial-around compensation, the FCC’s Memorandum and Order issued on April 3, 1998 left in place the requirement for payment of per-call compensation for payphones on lines that do not transmit the requisite payphone-specific coding digits but gave the IXCs a choice for computing the amount of compensation for payphones on LEC lines not transmitting the payphone-specific coding digits of either accurately computing per-call compensation from their databases or paying per-phone, flat-rate compensation computed by multiplying the $0.284 per call rate by the nationwide average number of 800 subscriber and access code calls placed from RBOC payphones for corresponding payment periods. Accurate payments made at the flat rate are not subject to subsequent adjustment for actual call counts from the applicable payphone.

On May 15, 1998, the Court again remanded the per-call compensation rate to the FCC for further explanation without vacating the $0.284 per call rate. The Court opined that the FCC had failed to explain adequately its derivation of the $0.284 default rate. The Court stated that any resulting overpayment may be subject to refund and directed the FCC to conclude its proceedings within a six-month period from the effective date of the Court’s decision.

In response to the Court’s second remand, the FCC conducted further proceedings and sought additional comment from interested parties to address the relevant issues posed by the Court. On February 4, 1999, the FCC released the Third Report and Order and Order on Reconsideration of the Second Report and Order, or 1999 Payphone Order, in which the FCC abandoned its efforts to derive a “market-based” default dial-around compensation rate and instead adopted a “cost-based” rate of $0.24 per dial-around call, which was to be adjusted to $0.238 on April 21, 2002. Both PSPs and IXCs petitioned the Court for review of the 1999 Payphone Order’s determination of the dial-around compensation rate. On June 16, 2000, the Court affirmed the 1999 Payphone Order setting a $0.24 dial-around compensation rate. On all the issues, including those raised by the IXCs and the IPPs , the Court applied the “arbitrary and capricious” standard of review and found that the FCC’s rulings were lawful and sustainable under that standard. The new $0.24 rate became effective April 21, 1999 and was applied retroactively to the period beginning on October 7, 1997 and ending on April 20, 1999 (the “intermediate period”), less a $0.002 amount to account for FLEX ANI payphone tracking costs, for a net compensation rate of $0.238 per call.

In a decision released January 31, 2002, or the 2002 Payphone Order, the FCC partially addressed the remaining issues concerning the “true-up” required for the earlier dial-around compensation periods. The FCC adjusted the per-call rate to $0.229, for the interim period only, to reflect a different method of calculating the delay in IXC payments to PSPs for the interim period, and determined that the total interim period compensation rate should be $33.89 per payphone per month ($0.229 multiplied by an average of 148 calls per payphone per month). The 2002 Payphone Order deferred to a later order its determination of the allocation of this total compensation rate among the various carriers required to pay compensation for the interim period. In addition to addressing the rate level for dial-around compensation, the FCC has also addressed the issue of carrier responsibility with respect to dial-around compensation payments.

On October 23, 2002 the FCC released its Fifth Order on Reconsideration and Order on Remand, or the Interim Order, which resolved all of the remaining issues surrounding the interim/intermediate period true-up and specifically addressed how the liability for flat rate monthly per-phone compensation owed to PSPs would be allocated among the relevant dial-around carriers. The Interim Order also resolved how certain offsets to such payments would be handled and a host of other issues raised by parties in their remaining FCC challenges to the 1999 Payphone Order and the 2002 Payphone Order. In the Interim Order, the FCC ordered a true-up for the interim period and increased the adjusted monthly rate to $35.22 per payphone per month, to compensate for the three-month payment delay inherent in the dial-around payment system. The new rate of $35.22 per payphone per month is a composite rate, allocated among approximately five hundred carriers based on their estimated dial-around traffic during the interim period. The FCC also ordered a true-up requiring the PSPs, including Davel, to refund an amount equal to $0.046 (the difference between the old $.284 rate and the current $.238 rate) to each carrier that compensated the PSP on a per-call basis during the intermediate period. Interest on additional payments and refunds is to be computed from the original payment due date at the IRS prescribed rate applicable to late tax payments. The FCC further ruled that a carrier claiming a refund from a PSP for the Intermediate Period must first offset the amount claimed against any additional payment due to the PSP from that carrier. Finally, the Interim Order provided that any net claimed refund amount owing to carriers cannot be offset against future dial-around payments without (1) prior notification and an opportunity to contest the claimed amount in good faith (only uncontested amounts may be withheld); and (2) providing PSPs an opportunity to “schedule” payments over a reasonable period of time.

Davel and its billing and collection clearinghouse have previously reviewed the order and prepared the data necessary to bill or determine the amount due to the relevant dial-around carriers pursuant to the Interim Order. As of November 15, 2004, the date we acquired Davel, Davel had accrued a liability relating to dial-around compensation due to certain carriers pursuant to the Interim Order of $1,172,789. In addition, Davel had recorded $2,683,774 relating to the sale of a portion of Davel’s accounts receivable bankruptcy claim for dial-around compensation due from WorldCom (now MCI), a part of which related to the amount due from WorldCom under the Interim Order. Subsequent to the acquisition date, Davel received $2,683,774 million in cash and MCI common stock in full settlement of the remaining portion of its claim, including the accounts receivable bankruptcy claim previously sold and Davel’s retained interest in the bankruptcy claim. In January 2005, certain carriers deducted $453,431 from their current dial-around compensation payments, thus reducing the liability accrued by Davel applicable to the Interim Order. The remaining amounts outstanding were deducted from the quarterly payments of dial-around compensation received by Davel in April 2005.

For the fiscal year ended March 31, 2005, Davel received $420,366 of receipts from carriers under the Interim Order that has been reported as revenues in the consolidated statements of operations. In accordance with Davel’s accounting policy on regulated rate actions, revenue from dial-around compensation pursuant to the Interim Order was recognized as revenue in March 2005, the period such revenue was received. Although Davel is entitled to receive a substantial amount of additional dial-around compensation pursuant to the Interim Order, such amounts, subject to certain limitations, have been assigned to Davel’s former secured lenders in exchange for a reduction in Davel’s secured debt prior to the acquisition of such debt by MobilePro.

On August 2, 2002 and September 2, 2002 respectively, the American Public Communications Council, the APCC, and the Regional Bell Operating Companies, the RBOCs, filed petitions with the FCC to revisit and increase the dial-around compensation rate level. Using the FCC’s existing formula and adjusted only to reflect current costs and call volumes, the APCC and RBOCs’ petitions supported an approximate doubling of the current $0.24 rate. On August 12, 2004, the FCC released an order to increase the dial-around compensation rate from $0.24 to $0.494 per call, or the 2004 Order. The new rate became effective September 27, 2004, 30 days after publication of the 2004 Order in the Federal Register, and may be subject to appeal by IXCs or other parties. Dial-around revenues at the new rate of $0.494 per call, which aggregated $4,695,085 for the year ended March 31, 2005, are included in revenues reported in the MobilePro’s consolidated financial statements.

Regulatory actions and market factors, often outside Davel’s control, could significantly affect Davel’s dial-around compensation revenues. These factors include (i) the possibility of administrative proceedings or litigation seeking to modify the dial-around compensation rate, and (ii) ongoing technical or other difficulties in the responsible carriers’ ability and willingness to properly track or pay for dial-around calls actually delivered to them.

Effect of Federal Regulation of Local Coin and Dial-Around Calls.  To ensure “fair compensation” for local coin calls, the FCC previously determined that local coin rates from payphones should be generally deregulated by October 7, 1997, but provided for possible modifications or exemptions from deregulation upon a detailed showing by an individual state that there are market failures within the state that would not allow market-based rates to develop. On July 1, 1997, a federal court issued an order that upheld the FCC’s authority to deregulate local coin call rates. In accordance with the FCC’s ruling and the court order, certain LECs and IPPs, including Davel, have increased rates for local coin calls. Initially, when Davel increased the local coin rate to $0.35, Davel experienced a large drop in call volume. When Davel subsequently raised its local coin rates to $0.50, it did not experience call volume declines at the same levels. Davel has experienced, and continues to experience, lower coin call volumes on its payphones resulting not only from increased local coin calling rates, but from the growth in wireless communication services, changes in call traffic and the geographic mix of Davel’s payphones, as well.

Other Provisions of The 1996 Telecom Act and FCC Rules. As a whole, the Telecom Act and FCC Rules significantly altered the competitive framework of the payphone industry. Davel believes that implementation of the Telecom Act has addressed certain historical inequities in the payphone marketplace and has, in part, led to a more equitable and competitive environment for all payphone providers. However, there remain several key areas of implementation of the 1996 Telecom Act yet to be fully and properly implemented such that the 1996 congressional mandate for widespread deployment of payphones is not being realized. This circumstance creates an uncertain environment in which Davel and the industry must operate. Davel has identified the following such uncertainties:

Various matters pending in several federal courts and raised before the Congress which, while not directly challenging Section 276, relate to the validity and constitutionality of the Telecom Act, as well as other uncertainties related to the impact, timing and implementation of the Telecom Act.

The 1996 Payphone Order required that LEC payphone operations be removed from the regulated rate base on April 15, 1997. The LECs were also required to make the access lines that are provided for their own payphones equally available to IPPs and to ensure that the cost to payphone providers for obtaining local lines and services met the FCC’s new services test guidelines, which require that LECs price payphone access lines at the direct cost to the LEC plus a reasonable allocation of overhead. Proceedings are still pending in various stages and formats before the FCC and numerous state regulatory bodies across the nation to implement these provisions.

In the past, RBOCs were allegedly impaired in their ability to compete with the IPPs because they were not permitted to select the interLATA carrier to serve their payphones. Recent changes to the FCC Rules remove this restriction. Under the existing rules, the RBOCs are now permitted to participate with the Location Owner in selecting the carrier of interLATA services to their payphones, effective upon FCC approval of each RBOC’s Comparably Efficient Interconnection plans. Existing contracts between Location Owners and payphone or long-distance providers that were in effect as of February 8, 1996 were grandfathered and will remain in effect pursuant to their terms.

The 1996 Payphone Order preempts state regulations that may require IPPs to route intraLATA calls to the LEC by containing provisions that allow all payphone providers to select the intraLATA carrier of their choice. Outstanding questions still exist with respect to 0+ local and 0 - call routing, whose classification will await the outcome of various state regulatory proceedings or initiatives and potential FCC action.

The 1996 Payphone Order determined that the administration of programs for maintaining public interest payphones should be left to the states within certain guidelines. Various state proceedings have been undertaken in reviewing this issue, but no widespread or effective actions have been taken to stem the tide of payphone removal around the nation. The FCC has pending various “universal service” proposals under consideration which may impact Davel, both positively and negatively.

Billed Party Preference and Rate Disclosure.  On January 29, 1998, the FCC released its Second Report and Order on Reconsideration entitled In the Matter of Billed Party Preference for InterLATA 0+ Calls, Docket No. 92-77. Effective July 1, 1998, all carriers providing operator services were required to give consumers using payphones the option of receiving a rate quote before a call is connected when making a 0+ interstate call. The system appears to be functioning adequately to meet its designated goals.

State and Local Regulation.  State regulatory authorities have been primarily responsible for regulating the rates, terms and conditions for intrastate payphone services. Regulatory approval to operate payphones in a state typically involves submission of a certification application and an agreement by Davel to comply with applicable rules, regulations and reporting requirements. The states and the District of Columbia have adopted a variety of state-specific regulations that govern rates charged for coin and non-coin calls, as well as a broad range of technical and operational requirements. The 1996 Telecom Act contains provisions that require all states to allow payphone competition on fair terms for both LECs and IPPs. State authorities also in most cases regulate LEC tariffs for interconnection of independent payphones, as well as the LECs’ own payphone operations and practices.

Davel is also affected by state regulation of operator services. Most states have capped the rates that consumers can be charged for coin toll calls and non-coin local and intrastate toll calls made from payphones. In addition, Davel must comply with regulations designed to afford consumers notice at the payphone location of the long-distance company or companies servicing the payphone and the ability to access alternate carriers. Davel believes that it is currently in material compliance with all such regulatory requirements.

In accordance with requirements under the Telecom Act, state regulatory authorities are currently reviewing the rates that LECs charge IPPs for local line access and associated services. Local line access charges have been reduced in certain states, and Davel believes that selected states’ continuing review of local line access charges, coupled with competition for local line access service resulting from implementation of the Telecom Act, may lead to more options available to Davel for local line access at competitive rates. Davel cannot provide assurance, however, that such options or local line access rates will become available in all states.

Davel believes that an increasing number of municipalities and other units of local government have begun to impose taxes, license fees and operating rules on the operations and revenues of payphones. Davel believes that some of these fees and restrictions may be in violation of provisions of the Telecom Act prohibiting barriers to entry into the business of operating payphones and the policy of the Act to encourage wide deployment of payphones. However, in at least one instance, involving a challenge to a payphone ordinance adopted by the Village of Huntington Park, California, the FCC declined to overturn a total ban on payphones in a downtown area. The proliferation of local government licensing, restriction, taxation and regulation of payphone services could have an adverse affect on Davel and other PSPs unless the industry is successful in resisting or moderating this trend.

Employees

As of December 31, 2005, we employed 302 full-time employees. We anticipate that we will need additional people to fill administrative, sales and technical positions if we continue to be successful in raising capital to implement our strategic business plan. We have no collective bargaining agreements with our employees. The breakout of employees and consultants by reporting segment is as follows:

Corporate	6 full-time employees
Wireless Networks	64 full-time employees
Voice Services	101 full-time employees
Internet Services	131 full-time employees

MANAGEMENT

The following is added to the Prospectus in place of the text under this heading:j

Our directors and executive officers and their ages as of December 31, 2005 were as follows:

Name	Age	Position
Jay O. Wright	36	President, Chief Executive Officer and Chairman of the Board
Kurt Gordon	39	Chief Financial Officer
Geoffrey B. Amend	37	General Counsel and Secretary
Jack W. Beech	34	Vice President, Technology, and Director
Tom Mazerski	52	Chief Executive Officer, CloseCall America, Inc.
Tammy L. Martin	41	Chief Executive Officer, President and General Counsel of Davel Communications, Inc.
James L. Magruder, Jr.	60	Executive Vice President
Doug Bethell	56	President, American Fiber Network, Inc.
Chris MacFarland	33	Director
Michael G. O’Neil	63	Director
Don Sledge	65	Director

The following is a brief description of the background of our directors and executive officers.

Background Information

Jay O. Wright. Jay O. Wright has served as our President and Chief Executive Officer since December 2003 and as a Director since August 2004. From October 2001 to December 2003, Mr. Wright served as President of Bayberry Capital, Inc., a Maryland based financial consulting firm. During that time, he also served from August 2002 and May 2003 as Chief Financial Officer for Technical and Management Services Corporation where he negotiated the sale of that company to Engineered Support Systems, Inc. Between December 1999 and September 2001 Mr. Wright served as Chief Financial Officer of Speedcom Wireless Corporation, a wireless software technology company, where he helped take that company public via a “reverse merger” and subsequently obtain a NASDAQ SmallCap listing. From January 1999 to November 1999, Mr. Wright served as Senior Vice President of FinanceMatrix.com, a Hamilton, Bermuda-based company focused on developing a proprietary financial software architecture to provide tax-efficient financing to sub-investment grade companies. Between May 1997 and January 1999 Mr. Wright served as an investment banker with Merrill Lynch. Prior to that he was a mergers and acquisitions attorney with Skadden, Arps, Slate, Meagher and Flom, LLP in New York and Foley & Lardner in Chicago. Mr. Wright received his Bachelor’s degree in Business from Georgetown University (summa cum laude) and a JD degree from the University of Chicago Law School.

Kurt Gordon.  Kurt Gordon has served as our Chief Financial Officer since March 2004. Between November 2003 and February 2004, he served as a consultant to us. He has over 14 years of experience in finance and operations with special focus on growing entrepreneurial environments. Between April 2000 and September 2003, Mr. Gordon was Chief Financial officer of TARGUS Information Corporation, which pioneered the development of real time intelligence providing businesses access to information about businesses and consumers who contact them by telephone, Internet and wireless devices. Gordon was a key contributor during the largest revenue and employee growth phase of that company’s history. Between March 1997 and April 2000, Mr. Gordon served in several capacities including Director of Finance for KSI Services Incorporated, a real estate acquisition and development corporation. Mr. Gordon also serves on the board of directors of Greenworks Corporation, an OTC Bulletin-Board listed company. Earlier in his career, Mr. Gordon served as a public accountant and consultant in the Entrepreneurial Services group of Ernst & Young. Mr. Gordon holds a bachelor’s degree in Accounting and Information Systems from Virginia Polytechnic Institute and State University.

Geoffrey B. Amend. Geoff B. Amend has served as our General Counsel since November 2004. Prior to joining us, Mr. Amend was in private practice specializing in telecommunications, Internet, and systems integration since 1999. He has served as general counsel to NexGen Telecommunication, Inc., DiscoveryTel, Inc., and Direct Partner Telecom, Inc. All of these companies are engaged in providing facilities-based voice over Internet protocol (VoIP) telecommunications services to the international and/or domestic marketplace. Previously, Mr. Amend practiced corporate and securities law with Klenda, Mitchell, Austerman & Zuercher, L.L.C. in Wichita, Kansas. He received his bachelor’s degree in political science and sociology from Regis University and a J.D. degree (with honors) from Washburn University.

Jack W. Beech. Jack Beech has served as the President of DFW Internet Services, Inc. since its acquisition by us in January 2004 and as a Director of the Company since August 2004. Mr. Beech founded DFW in 1993 and served as its President and Chief Executive Officer until its sale to us in January 2004. While serving as President and Chief Executive Officer of DFW, Mr. Beech has taught seminars, given presentations at conventions and appeared as a guest lecturer in colleges and events within the state of Texas to discuss his experiences and knowledge of the Internet services industry.

Tom Mazerski. Tom Mazerski has served as the Chief Executive Officer of CloseCall America, Inc. since its acquisition by us in October 2004. Tom Mazerski co-founded CloseCall as President and CEO in March 1999. Previously, Mr. Mazerski was employed by Verizon from 1979 through 1999. While employed he served in several key jobs at Verizon including Consumer Marketing, Merger Integration, Carrier interconnection, and as an expert witness in the areas of costs and economics.

Tammy L. Martin. Tammy Martin was promoted to serve as the President and Chief Executive Officer of Davel Communications, Inc. in May 2005. Prior to that appointment, Ms. Martin served as the Chief Administrative Officer of the Company since February 2005 and General Counsel of the Company since September 2002. Ms. Martin also served as Secretary of Davel Communications from June 2003 until our acquisition of Davel in November 2004. Prior to joining Davel, Ms. Martin served as General Counsel of AmericanGreetings.com, Inc. since December 2000. From March 2000 to June 2000 she was Chief Financial Officer and General Counsel for Portalvision, Inc. For seven years prior thereto, Ms. Martin held several senior management positions with PhoneTel Technologies, Inc., including Chief Administrative Officer, General Counsel and Secretary. Ms. Martin received her Bachelor’s degree in Business Administration with a concentration in accounting and finance from Baldwin Wallace College and a JD degree from Cleveland Marshall College of Law.

Chris MacFarland. Mr. MacFarland has served as a Director of the Company since December 2004. Mr. MacFarland also serves as the chairman of our Board’s Nominating and Governance Committee. Mr. MacFarland is Vice President of Operations for BroadSoft, Inc., a Gaithersburg, Maryland company that is a leading software provider of hosted voice and multimedia applications for service providers, a position he has held since July 2004. Prior to joining BroadSoft, Mr. MacFarland was employed by Allegiance Telecom, a leading CLEC based in Dallas, Texas, where he served in a variety of positions between August 1998 and June 2004, most recently as Senior Vice President and Chief Technology Officer. He previously served as director of networks and consulting at Verio.

Michael G. O’Neil. Mr. O’Neil has served as a Director of the Company since December 2004. Mr. O’Neil also serves as the chairman of the Board’s Audit Committee. Until retiring in May 2001, Mr. O’Neil was a director in the Investment Banking Division of the Corporate and Institutional Client Group at Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking firm, with whom he had been since 1972. Mr. O’Neil currently serves as a board member and sits on the Audit, Compensation and Nominating and Governance Committees for Massively Parallel Technologies, Inc., a privately held, software technology company specializing in high-speed computing. Mr. O’Neil also serves on the board of directors of Capstead Mortgage Corporation, an NYSE-listed company, where he sits on the Audit Committee and chairs that firm’s Governance Committee. He received his bachelor’s degree in economics from the University of California at Berkeley and his M.B.A. from the Wharton Graduate School of Business at the University of Pennsylvania. Mr. O’Neil also served in the United States Marine Corps.

Don Sledge. Mr. Sledge has served as a Director of the Company since January 2005. Mr. Sledge also serves as the chairman of our Board’s Compensation Committee. Over the past 10 years, Mr. Sledge has focused on finance and investments. He is currently serving on the Board of Directors and as Chairman of the Compensation Committee of Merriman, Curhan, & Ford (“MCF”), an Amex-listed broker/dealer. Mr. Sledge has served as a member of the Board of Directors of MCF since September 1999. He also served as Chief Executive Officer of MCF between September 1999 and October 2000, and as Chairman of the Board from September 1999 until May 2001. Mr. Sledge also served as a General Partner of Fremont Communications from October 2000 until September 2003. In addition to serving on the Boards of Mobilepro and MCF, Mr. Sledge sits on the Board of Directors of three privately held companies. Mr. Sledge received both a bachelor’s degree and an M.B.A. from Texas Tech University. He also served in the United States Air Force.

James L. Magruder, Jr. Mr. Magruder has served as Executive Vice President of the Company since August 1, 2005. From February 2002 until May 2004 Mr. Magruder was founder and CEO of Direct Partner Telecom, a company providing international VOIP service. Prior to that he served as President and COO of Nextgen Telecommunications, Inc., focusing on providing international VOIP service. During his career, Mr. Magruder has held management positions with Sprint, United, MCI, AT&T and General Electric. Mr. Magruder received his undergraduate degree in Business Administration from the University of Maryland and his MBA in Business and Finance from Rockhurst University in Kansas City, Missouri.

Doug Bethell. Mr. Bethell has served as President of AFN since we acquired AFN in June 2005. Mr. Bethell has been President of AFN since he incorporated it in 2001. AFN was a provider of long distance telecommunications services. Prior to founding AFN, Mr. Bethell worked with Telephone Management Corporation, engaging in tariff research for many Fortune 100 companies. Mr. Bethell received his Bachelor of Arts degree from Kansas State University.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The functions of each of these committees and their members are specified below. The Board has determined that each director who serves on these committees is “independent” as defined in Nasdaq Rule 4200(a)(15).

The members of the committees are identified in the following table.

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee
Chris MacFarland	X	X	Chair
Michael O’Neil	Chair	X	X
Don Sledge	X	Chair	X

The Audit Committee is currently comprised of Messrs. O’Neil, MacFarland and Sledge, each of whom meets each of the independence and other requirements for audit committee members under the rules of The Nasdaq Stock Market. The Board of Directors has determined that Mr. O’Neil is an “audit committee financial expert” as defined by SEC regulations. The Board has also determined that one or more other members of the Audit Committee may also meet the definition of “audit committee financial expert” as defined by SEC regulations. The Audit Committee assists the Board in its oversight of our financial accounting, reporting and controls by meeting with members of management and our independent auditors. The committee has the responsibility to review our annual audited financial statements, and meets with management and the independent auditors at the end of each quarter to review the quarterly financial results. In addition, the committee considers and approves the employment of, and approves the fee arrangements with, independent auditors for audit and other functions. The Audit Committee reviews our accounting policies and internal controls. The Audit Committee has a written charter that was adopted on June 15, 2005.

The Compensation Committee is currently comprised of Messrs. MacFarland, O’Neil and Sledge. The Compensation Committee recommends cash-based and stock compensation for our executive officers, administers our employee stock option plan and other stock grants and makes recommendations to the Board regarding such matters. The Compensation Committee has a written charter that was adopted on June 15, 2005.

The Nominating and Governance Committee is currently comprised of Messrs. MacFarland, O’Neil and Sledge. The Nominating and Governance Committee is entrusted with responsibility for consideration and review of corporate governance matters in addition to its responsibilities for nominating candidates for membership to the Board. The Nominating and Governance Committee has a written charter that was adopted on April 26, 2005.

Compensation of Directors

We are providing our independent directors $2,500 per month (which sum will increase to $2,750 per month effective March 1, 2006) as compensation for services provided as a Director. As inside directors, neither Mr. Wright nor Mr. Beech receives any separate compensation for their service on our Board of Directors.

In April 2004, in connection with his agreement to serve on our Board of Directors, we granted Mr. Lozinsky a warrant to purchase 6,000,000 shares of our common stock, at an exercise price of $0.018 per share. 4,000,000 of the 6,000,000 warrant shares related to prior services rendered and the remaining 2,000,000 warrant shares related to future services which warrants were to vest over a two year period. In May 2005, we announced that Mr. Lozinsky resigned from our Board, forfeiting warrants to purchase 1,000,000 shares of our common stock.

Prior to his election to our Board of Directors, Mr. O’Neil had been serving on our advisory board. In connection with his service on the advisory board, in January 2004, we granted Mr. O’Neil a warrant to purchase 800,000 shares of our common stock, at an exercise price of $0.02 per share.

Prior to his election to our Board of Directors, Mr. MacFarland had been serving on our advisory board. In connection with his service on the advisory board, in March 2004, we granted Mr. MacFarland an option to purchase 800,000 shares of our common stock, at an exercise price of $0.10 per share.

In January 2005, in connection with his agreement to serve on our Board of Directors, we granted Mr. Sledge a warrant to purchase 500,000 shares of our common stock, at an exercise price of $0.185 per share.

In April 2005 we granted each of our independent directors, Mr. MacFarland, Mr. O’Neil and Mr. Sledge warrants to purchase 250,000 shares of our common stock, at an exercise price of $0.15 per share.

Addition of Jerry Sullivan

On February 8, 2006, our Board of Directors selected Mr. Jerry M. Sulllivan, Jr. as a new member. The election of Mr. Sullivan increases the number of directors to six. Since its inception in June 2005, Mr. Sullivan has served as Chief Executive Officer of Kite Broadband, LLC, our wholly-owned subsidiary that manages the existing North American operations for Sprint Broadband Direct, the fixed wireless broadband business unit of Sprint. Since 2000, Mr. Sullivan also has been serving as Chairman, President and Chief Executive Officer of Kite Networks, Inc., a company also acquired by us that provided wireless broadband Internet services and that was an investor in Kite Broadband. From 1991 through 2000, Mr. Sullivan was Director, Executive Vice President and Chief Operating Officer of Mercury Communications Company, a cellular management company. From 1998 through 2000, Mr. Sullivan was also Director, Executive Vice President and Chief Operating Officer of Tritel, Inc. (formerly NASDAQ:TTEL), a Mercury affiliate that he co-founded.

Under the terms of his Executive Employment Agreement dated February 1, 2006, Mr. Sullivan became President and Chief Operating Officer of Mobilero Corp. On that same date, Mr. Sullivan was appointed Chief Executive Officer of our wireless networks business. In connection with his employment, we granted Mr. Sullivan a warrant to purchase 10,000,000 shares of our common stock at an exercise price of $0.174 per share, of which 2,500,000 shares vested as of February 1, 2006; 3,750,000 shares vest ratably over 38 months from February 1, 2006 through March 31, 2009, and 3,750,000 shares will vest according to goals mutually established by our Compensation Committee and Mr. Sullivan.

In connection with our purchase of the remaining 49% of Kite Broadband and our purchase of 100% of Kite Networks on January 31, 2006, Mr. Sullivan received 9,992,647 shares of our common stock through his ownership interests in Kite Broadband and Kite Networks. In addition, members of Mr. Sullivan’s immediate family received 9,496,896 shares of our common stock through their ownership interests in Kite Broadband and Kite Networks.

Advisory Board

We have an advisory board that serves as external advisors to the management team and our board of directors to help identify, launch and develop new business ventures and projects. The members of the advisory board meet two times per year in person and have received stock options that in general vest over a two year period. The members of the advisory board are as follows:

Paul B. Silverman, Chairman: Mr. Silverman serves as CEO of Lounsberry Holdings I, Inc., a publicly traded company listed on the OTCBB. Mr. Silverman is also founder and chairman of Global Defense Corporation. For 2002 through 2004 Mr. Silverman served as Managing Partner of EC Partners, LLC, a global management consulting and business development firm located in the Washington, DC area. During 2001 and 2002 Mr. Silverman founded and served as CEO of a nationwide HIPAA-compliant, medical records and transaction processing network company and as founder and President of AttoTek medical imaging systems that developed imaging and computer-aided diagnostic technology. From November 1998 through December 2000, Mr. Silverman served as a “turnaround” CEO and Chairman of the Board of the IXATA Group, Inc., a publicly traded B2B company in the travel and hospitality sector. Mr. Silverman changed the IXATA Group from an unprofitable wireless prepaid card company to a leading e-commerce company in hospitality sectors that established relationships with key strategic partners and secured institutional funding. Mr. Silverman has held senior management positions with RFP Express from 1998 to 2000 where he raised several rounds of funding for the company and senior management consultant positions with Coopers & Lybrand and Booz Allen & Hamilton and served at James Martin Strategy, Inc., N.A. from 1991 through 1996. Mr. Silverman serves as an adjunct professor at American University’s KOGOD School of Business and George Mason University’s School of Management where he teaches Entrepreneurship.

Larry D. Bouts: Mr. Bouts is currently a senior advisor to IndiGo Ventures, LLC, a venture capital and advisory firm investing in emerging technology companies. Mr. Bouts previously served as President of Toys “R” Us International, Chairman and CEO of Six Flags Theme Parks and served in several senior finance positions with PepsiCo. Mr. Bouts received his bachelor's degree in mathematics from Hiram College and his MBA in finance from the Wharton Graduate School of Business at the University of Pennsylvania. He also served as an officer in the United States Navy.

Don Gunther: Mr. Gunther currently sits on the board of directors and advisory boards of several for-profit and non-profit companies. Mr. Gunther was formerly the Vice Chairman of Bechtel Group, Inc. Mr. Gunther served as President of Bechtel’s Europe, Africa, Middle East and Southeast Asia regions. He received his bachelor’s degree in civil engineering from the University of Missouri at Rolla.

Fred B. Tarter: Mr. Tarter is Chairman of the Radio Free Europe Foundation and the Lakeside Group, LLC.

Bruce Bowman: Dr. Bowman is currently the managing director of HillTop Consulting Partners, LLC, and an adjunct professor at George Washington University.  Previously, he was a Director of corporate systems engineering and integration initiatives at SAIC, a Fortune 500 company, a senior consultant at IBM, a senior scientist at both ANSER and Johns Hopkins University's Applied Physics Laboratory, and a principal consultant at PricewaterhouseCoopers. Dr. Bowman received his Ph.D. in civil engineering from Columbia University, NY. He served stints as a division chief on the Joint Chiefs of Staff at the Pentagon, a professor at West Point, and a Green Beret with the 10th Special Forces Group of the U.S. Army.

Michael J. Kleeman: Mr. Kleeman brings nearly thirty years of experience in wireless, telecommunications and computers to Mobilepro. He is the director of Cyberinfrastructure Policy Research at the Supercomputer Center of the University of California San Diego. He previously worked for Sprint, Arthur D. Little consulting, Boston Consulting Group and Aerie Networks. Most recently, he was co-founder and CTO of Cometa Networks, a company backed by IBM, Intel and AT&T, where he used his expertise in OSS for 802.11 networks. Mr. Kleeman received his B.A. in psychology from Syracuse and his M.A. from Claremont Graduate School. He is a member of the Institute of Electrical and Electronic Engineers (IEEE), the board of visitors at Claremont Graduate University and is actively involved with the American Red Cross.

Paul Latchford: brings more than 25 years of telecommunications industry experience to Mobilepro. He is currently president and CEO of Spencer Trask Media & Communications Group, which he co-founded in 1999. Previously, he was a principal vice president at Bechtel Telecommunications. Before that, he served nearly 20 years at Bell Atlantic, which is now Verizon. He serves on the board of numerous private telecommunications companies. Mr. Latchford received his B.A. degree in public administration/government, cum laude, from Georgetown University.

Philip F. Otto: Mr. Otto brings 40 years of experience in wireless, technology, finance and aerospace to Mobilepro. He spent more than 12 years at California Microwave, first as CFO and later as chairman and CEO, where he helped grow the Nasdaq-listed wireless company to $450 million in annual revenue. He also was chairman and CEO of Nasdaq-listed Telco Systems, Inc., the founder and CEO of Technology Investment Associates and Netline Communications Corp., CFO of General Cellular Corporation, a company acquired by Western Wireless Corp. in 1991, and, most recently, chairman and CEO of MedioStream, Inc., a California-based software company. Mr. Otto received his B.S. degree from the Yale School of Engineering and his MBA from Harvard Business School.

Executive Compensation

Summary Compensation Table . The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended March 31, 2005, 2004 and 2003, paid to our most highly compensated executive officers.

Summary Compensation Table

	Annual Compensation					Long Term Compensation
Name and Principal Position	Year	Salary	Paid Bonus	Deferred Bonus	Total Bonus	Securities Underlying Options	All Other Compensation

Jay O. Wright	2005	$179,000	$317,150	$649,062	$966,212	15,182,500	--
President and Chief	2004	$45,500	$17,990	--	$17,990	--	--
Executive Officer

Kurt Gordon	2005	$174,000	$297,150	$649,062	$946,212	--	--
Chief Financial Officer	2004	$13,000	$10,000	--	$10,000	6,500,000	--

Jack W. Beech	2005	$145,360	$25,708	$99,292	$125,000	--	--
President, DFW Internet	2004	$36,340	$125,000	--	$125,000	--	--
Services, Inc.

Geoffrey B. Amend	2005	$56,250	--	--	--	2,000,000	--
General Counsel

Tom Mazerski	2005	$83,077	--	--	--	500,000	--
Chief Executive Officer,
Close Call America, Inc.

Tammy Martin	2005	$68,069	--	--	--	--	--
Chief Executive Officer,
Davel Communications, Inc.

Bruce Sanguinetti	2005	$45,000	--	--	--	3,000,000	--
Chief Executive Officer and
President, NeoReach, Inc.

John Dumbleton	2005	$37,500	--	--	--	2,000,000	--
Executive Vice President,
Sales and Business Development

Summary of Employment and Consulting Arrangements

Jay O. Wright: Mr. Jay O. Wright joined us in December 2003 as Chief Executive Officer. Mr. Wright was paid a base salary of $180,000 in calendar year 2004 and was eligible to receive a bonus equal to 1% of the revenues for the most recent 12 month period of each acquisition made by the Company during his employment period. The 1% bonus was due and payable on the next payroll processing date following the closing of each acquisition. There were a total of 12 acquisitions in fiscal year ending March 31, 2005, which resulted in the executive earning 1% bonuses totaling $966,212. The Company paid $317,150 of the earned bonuses during the fiscal year and deferred $649,062 as a result of assisting the Company with its cash flow requirements. Mr. Wright also received warrants to purchase 15,182,500 shares of our Common Stock at an exercise price of $0.018 per share upon the execution of his initial employment agreement. The warrants became exercisable as to 3,682,500 shares on April 15, 2004 and as to an additional 4,300,000 shares upon the Company achieving a market a $25 million market cap for ten (10) consecutive trading days and a price per share of not less than $0.07, which has occurred. The remaining 7,200,000 shares began vesting ratably on May 15, 2004 in an amount of 300,000 shares on that date and each month thereafter until April 15, 2006. Subsequent to year-end March 31, 2005, Mr. Wright’s employment agreement was amended to, among other things, extend his employment period to December 31, 2007. Mr. Wright’s base salary has been increased to $210,000 for calendar year 2005, $240,000 for calendar year 2006 and $270,000 for calendar year 2007. The terms of the new employment agreement eliminate the payment of bonuses as a result of the closing of an acquisition. Mr. Wright is now eligible to receive up to $240,000 in bonuses tied to certain deliverables and profitability, including $90,000 for the refinance of the $15,200,000 promissory note issued to Airlie Opportunity Master Fund, Ltd., and up to $150,000 according to following percentages: 35% for achieving the profit projected in Company’s 2006 budget, 20% for obtaining a NASDAQ listing (SmallCap or National Market) or AMEX listing (at Board’s discretion), 15% for achieving the Company’s 2006 projected revenue as set forth in its 2006 budget, and 30% at the discretion of the Board of Directors. In connection with the execution of the new employment agreement, Mr. Wright also received additional warrants to purchase 5,000,000 shares of our Common Stock at an exercise price of $0.22 per share, which warrants vest ratably from April 1, 2005 to December 31, 2007.

Kurt Gordon: Mr. Kurt Gordon joined us in February 2004 as Chief Financial Officer. Mr. Gordon was paid a base salary of $156,000 in calendar year 2004 and was eligible to receive a bonus equal to 1% of the revenues for the most recent 12 month period of each acquisition made by the Company during his employment period. The 1% bonus was due and payable on the next payroll processing date following the closing of each acquisition. There were a total of 12 acquisitions in fiscal year ending March 31, 2005, which resulted in the executive earning 1% bonuses totaling $946,212. The Company paid $297,150 of the earned bonuses during the fiscal year and deferred $649,062 as a result of assisting the Company with its cash flow requirements. Mr. Gordon also received a warrant to purchase up to 6,500,000 shares of Common Stock at an exercise price of $0.018 per share upon the execution of his employment agreement. The warrant became exercisable as to 500,000 shares on March 1, 2004 and as to an additional 2,250,000 shares upon the Company achieving a market a $25 million market cap for ten (10) consecutive trading days and a price per share of not less than $0.07, which has occurred. The remaining 3,750,000 shares began vesting ratably on March 1, 2004 as to 156,250 shares and each month thereafter until February 1, 2006. Effective April 1, 2005, Mr. Gordon’s employment agreement was amended to, among other things, extend his employment period to March 31, 2006. The terms of the new employment agreement eliminate the payment of bonuses as a result of the closing of an acquisition. Mr. Gordon’s base salary was increased to $210,000 per year. Mr. Gordon is eligible to receive $140,000 in bonuses tied to certain deliverables and profitability. In connection with the execution of the new employment agreement, Mr. Gordon also received additional warrants to purchase 1,500,000 shares of our Common Stock at an exercise price of $0.22 per share, which warrants vest ratably from April 1, 2005 to March 31, 2006. These warrants were ratified by the Board of Directors on June 16, 2005.

Jack Beech: Mr. Jack Beech joined us in January 2004 as President of our subsidiary DFW Internet Services, Inc. Mr. Beech’s services to our Company are provided under the terms of a Consulting Agreement by and among the Company, DFW Internet Services, Inc., Beech Holdings, Inc. (“BHI”) and Mr. Beech. Through BHI, Mr. Beech is paid an annual consulting fee of $145,360.65 and is eligible to additional fees of up to $125,000 annually for the first three years of BHI’s engagement by the Company. Mr. Beech is also eligible to receive annual bonuses as the Board may determine from time to time. BHI was paid a $125,000 bonus in January 2004 and $25,708 in January 2005. BHI agreed to a deferral of $99,292 in bonus compensation payable in January 2005 under the terms of the above referenced Consulting Agreement.

Geoffrey B. Amend: Mr. Geoffrey B. Amend joined us in November 2004 as General Counsel. Mr. Amend is paid a base salary of $150,000 per year and is eligible to receive a bonus equal to 1.0% of the Company’s EBITDA for each fiscal year, but no greater than $90,000 for any 12-month period. Mr. Amend also received a warrant to purchase up to 2,000,000 shares of our Common Stock, which warrants are exercisable at price of $0.20 per share. The warrants began vesting ratably over twenty-four months on December 1, 2004. Subsequent to year end March 31, 2005, Mr. Amend’s employment agreement was amended to, among other things, extend his employment period to March 31, 2007 and increase his base salary to $180,000 per year. In connection with the execution of the new employment agreement, Mr. Amend also received additional warrants to purchase 1,500,000 shares of our Common Stock at an exercise price of $0.15 per share. The warrants vest ratably from April 20, 2005 to March 31, 2007. These warrants were ratified by the Board of Directors on June 16, 2005.

Tom Mazerski: Mr. Tom Mazerski joined us in October 2004 as Chief Executive Officer of our subsidiary CloseCall America, Inc. Mr. Mazerski is paid a base salary of $180,000 per year and is eligible to receive a bonus equal to 2.5% of Adjusted EBITDA from all Telco Operations. Mr. Mazerski also received an option to purchase up to 500,000 shares of Common Stock at an exercise price of $0.225 per share. Those options were subsequently reclassified as warrants to purchase Common Stock. Two Hundred Fifty Thousand (250,000) warrants to purchase our Common Stock vest ratably over the twenty-four months following the execution of the employment agreement and the remaining warrants vest upon Mobilepro’s Telco Operations reaching $5,000,000 in Adjusted EBITDA. In April 2005, we granted Mr. Mazerski additional warrants to purchase 1,500,000 shares of our Common Stock at an exercise price of $0.15 per share that vest ratably from April 20, 2005 to October 15, 2006.

Tammy Martin: Ms. Tammy Martin joined us in November 2004 as General Counsel of our subsidiary Davel Communications, Inc. Ms. Martin is paid a base salary of $186,295 per year and an annual car allowance of $8,400. In May 2005, Ms. Martin was promoted to Chief Executive Officer of Davel Communications, Inc. Ms. Martin also received warrants to purchase 1,500,000 shares of our Common Stock at an exercise price of $0.15 per share that vest ratably from April 20, 2005 to March 31, 2006.

Bruce Sanguinetti: Mr. Bruce Sanguinetti joined us in January 2005 and served as President and Chief Executive Officer of our subsidiary NeoReach, Inc. until his employment agreement expired December 31, 2005. Mr. Sanguinetti was paid a base salary of $180,000 per year and was eligible to receive a bonus on terms and conditions to be mutually agreed upon by Mr. Sanguinetti and the Company. Such annual bonus was targeted to achieve between 25% and 150% of Mr. Sanguinetti’s base salary. Mr. Sanguinetti also received a warrant to purchase up to 3,000,000 shares of Common Stock at an exercise price of $0.16 per share. The warrants vested ratably over the initial twelve months of his employment or through December 31, 2005.

John Dumbleton: Mr. John Dumbleton joined us in January 2005 as our Vice President of Sales and Business Development. Mr. Dumbleton was no longer employed by the Company effective January 15, 2006. Mr. Dumbleton was paid a base salary of $180,000 per year and was eligible to receive a bonus on terms and conditions to be mutually agreed upon by Mr. Dumbleton and the Company. Mr. Dumbleton also received a warrant to purchase up to 2,000,000 shares of Common Stock at an exercise price of $0.17 per share. The warrants vested ratably over the initial twelve months of his employment.

Option/SAR Grants in Last Fiscal Year
(Individual Grants)

Name	Number of Securities Underlying Options/SARs Granted (1)	Percent of Total Options/SARs Granted to Employees In Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date
Jay O. Wright	15,182,500	53.6%	$0.018	4/15/14
Kurt Gordon	--	N/A	N/A	N/A
Jack W. Beech	--	N/A	N/A	N/A
Geoffrey Amend	2,000,000	7.1%	$0.200	11/01/14
Tom Mazerski	500,000	1.8%	$0.225	10/18/14
Tammy Martin	--	N/A	N/A	N/A
Bruce Sanguinetti	3,000,000	10.6%	$0.160	1/01/15
John Dumbleton	2,000,000	7.1%	$0.170	1/17/15

(1) The vesting provisions for each of the options or warrants are provided above.

Aggregated Option Exercises In Last Fiscal Year And Fiscal
Year-End Option Values

The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options and warrants as of the fiscal year ended March 31, 2005 by our executive officers listed in the Summary Compensation Table above.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2005 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at March 31, 2005 (1) Exercisable/Unexercisable
Jay O. Wright	--	$0	11,282,500 / 3,900,000	$1,714,940 / $592,800
Kurt Gordon	--	$0	4,781,250 / 1,718,750	$726,750 / $261,250
Jack W. Beech	--	$0	--	$ 0 / $0
Geoffrey B. Amend	--	$0	333,333 / 1,666,667	$ 0 / $0
Tom Mazerski	--	$0	52,083 / 447,917	$ 0 / $0
Tammy Martin	--	$0	--	$ 0 / $0
Bruce Sanguinetti	--	$0	750,000 / 2,250,000	$7,500 / $22,500
John Dumbleton	--	$0	666,666 / 1,333,334	$ 0 / $0
_________________________

(1)
The value of unexercised in-the-money options at fiscal year end is calculated using the last sale price of $0.17 per share as of March 31, 2005, the last trading day of fiscal year 2005 as reported on the OTC Bulletin Board, less the applicable exercise price.

Equity Compensation Plan Information

The following table sets forth certain information, as of March 31, 2005, concerning securities authorized for issuance under the Mobilepro 2001 Equity Performance Plan and other options and warrants to purchase shares of our common stock:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	150,000	$0.250	53,963
Equity compensation plans not approved by security holders (2)	62,807,500	$0.119	N/A
Totals	62,957,500	$0.119	N/A

(1)
A total of 1,000,000 shares were reserved for issuance under Mobilepro’s 2001 Equity Performance Plan at March 31, 2005. Available shares may be issued as stock options, restricted stock or stock bonuses. In September 2005, the stockholders approved an increase in the number of shares available for issuance under the Plan to 30,000,000.

(2)	Includes options to purchase 1,575,000 shares and warrants to purchase 61,232,500 shares that were issued by Mobilepro under non-plan options and warrants.

LEGAL PROCEEDINGS

The following language is added to the Prospectus in place of the text under this heading:

At the time that we acquired Davel, there was existing litigation brought against Davel and other defendants regarding a claim associated with certain alleged patent infringement. Davel has been named as a defendant in a civil action captioned Gammino v. Cellco Partnership d/b/a Verizon Wireless, et al., C.A. No. 04-4303 filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiff claims that Davel and other defendants allegedly infringed its patent involving the prevention of fraudulent long-distance telephone calls. Davel continues to review and investigate the allegations set forth in the complaint, continues to assess the validity of the Gammino Patents and is in the process of determining whether the technology purchased by Davel from third parties infringes upon the Gammino Patents. The plaintiff is seeking monetary relief of at least $7,500,000. The case is in the discovery phase of the litigation.

According to the terms of the Davel acquisition, the former secured lenders of Davel, subject to certain limitations addressed below, have agreed to reimburse the Company for the litigation cost and any losses resulting from the Gammino lawsuit. The former secured lenders have agreed to fund such costs from future Regulatory Receipts that were assigned to them by Davel. The Regulatory Receipts are being deposited into a third-party escrow account and used to reimburse the Company for costs incurred in connection with the litigation. The secured lenders are not required to fund the escrow account or otherwise reimburse the Company for amounts, if any, in excess of actual Regulatory Receipts collected. Any amount remaining in the escrow account at the conclusion of the litigation is to be distributed to the former secured lenders. Subsequent to March 31, 2005, the Company has received significant Regulatory Receipts, which are being held in escrow. These funds can be used to reimburse the Company for costs, including legal fees, incurred in defending or settling the litigation matter. We believe that there are sufficient funds in the escrow account to pay our costs associated with this litigation. There is a potential exposure of the Company to the $7,500,000 claim in the event that the Regulatory Receipts that are being held in escrow are insufficient to cover any potential judgment against the Company should it be found liable for the full monetary amount the plaintiff is seeking.

On or about October 15, 2002, Davel was served with a complaint, in an action captioned Sylvia Sanchez et al. v. Leasing Associates Service, Inc., Armored Transport Texas, Inc., and Telaleasing Enterprises, Inc. On or about January 8, 2002, the Plaintiffs filed their first amended complaint adding a new defendant, LAI Trust, and on or about January 21, 2002 filed their second amended complaint adding new defendants including Davel Communications, Inc. and certain subsidiaries of Davel. Plaintiffs claimed that the Company was grossly negligent or acted with malice and such actions proximately caused the death of Thomas Sanchez, Jr., a former Davel employee. Pending court approval of the agreements and formal dismissal of the case, Davel has settled with the plaintiffs; Davel’s insurance company has agreed to pay the settlement amount that is not material.

We terminated Kevin Kuykendall, former President of our voice division, for cause under the terms of his Executive Employment Agreement, effective Wednesday, December 29, 2004. In May 2005, the Company and Mr. Kuykendall dropped all complaints and legal proceedings against each other and signed a confidential settlement agreement and mutual general release.

On September 10, 2004, CloseCall was served a complaint in an action captioned Verizon Maryland Inc., Verizon New Jersey Inc., and Verizon Delaware Inc. in the Circuit Court for Montgomery County, Maryland. Verizon has sued for “in excess of $1,000,000” based on alleged unpaid invoices for services provided to CloseCall. Verizon asserts that CloseCall has underpaid the Federal Subscriber Line Charges billed by Verizon, by applying an uncollectible factor to the amounts charged by Verizon. In addition, Verizon contends that CloseCall has underpaid the amounts owed to Verizon by misapplying the terms of the “merger discount” offered to CLECs, including CloseCall, as a result of the merger between Bell Atlantic and GTE. CloseCall filed an Answer and Counterclaims against Verizon on November 1, 2004. In response to the Complaint filed by Verizon, CloseCall has asserted two primary defenses. First, CloseCall contends that its resale agreements with Verizon allow CloseCall to either (a) pay Verizon the Subscriber Line Charges billed or (b) collect the Subscriber Line Charges from CloseCall’s customers and remit those collections to Verizon. CloseCall has opted to collect the Subscriber Line Charges from its customers and remit those sums to Verizon. As with payments made to taxing authorities, CloseCall applies its uncollectible factor to the amounts billed by Verizon for the Subscriber Line Charges to account for the portion of CloseCall’s subscriber base that does not pay for the services billed. Second, with regard to the merger discount, CloseCall has calculated the amounts owed to Verizon for resold telecommunications services by applying the terms of the promotional discount set forth on Verizon’s website at the time CloseCall opted into the discount in January 2001. At that time, CloseCall’s account manager at Verizon represented that the website included the applicable merger discount provisions. Subsequently, and without notice to CloseCall, Verizon added new and different conditions that attempted to limit the application of the merger discount to CloseCall.

CloseCall has also filed counterclaims against Verizon. The first claim stems from Verizon’s refusal to resell certain bundled telecommunications services to CloseCall, despite repeated requests by CloseCall and the requirements of the Communications Act of 1934, as amended. In addition, CloseCall has asserted damages as a result of Verizon’s entry into secret resale agreements with two CLECs, offering those companies deep discounts on telecommunications services not offered to other CLECs, including CloseCall. The basis for this counterclaim is FCC regulations that prohibit an incumbent carrier from offering different rates or different levels of discounts to similarly situated CLECS. The damages associated with this claim will be determined by data and information that has not yet been produced by Verizon. CloseCall has asserted damages as a result of Verizon’s failure to provide dialing parity to CloseCall’s customers. The damages claimed will depend on data that has not yet been produced by Verizon. CloseCall has asserted a claim for tortious interference with business relations as a result of Verizon’s policy of blocking local service change orders for any customer that also receives DSL service from or through Verizon. CloseCall has also made a declaratory judgment claim for inaccurate and improper billings by Verizon, including carrier access billing service charges. Currently, the parties are in discovery. While CloseCall believes that its counterclaims against Verizon are valid and that it has meritorious defenses to the allegations contained in the complaint and intends to vigorously prosecute the claims as well as defend itself, CloseCall cannot at this time predict its likelihood of success on the merits.

PRINCIPAL SHAREHOLDERS

The following language is added to the Prospectus in place of the text under this heading:

Beneficial Owners

As of December 31, 2005, other than the directors and executive officers (including Daniel Lozinsky, one of our former directors) identified in the table below, to our knowledge no person owned beneficially more than five percent (5%) of our outstanding common stock.

Directors and Executive Officers

The following table shows the amount of our capital stock beneficially owned by the directors and executive officers named in the Summary Compensation Table above and by all directors and executive officers as a group as of December 31, 2005. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. As of December 31, 2005, we had 432,161,236 shares of common stock outstanding. The address for each of the individuals listed in the table below is c/o Mobilepro Corp., 6701 Democracy Boulevard, Suite 202, Bethesda, Maryland 20817.

		Shares
		Beneficially	Percent
Name and Address	Title of Class	Owned (1)	of Class (1)
Cornell Capital Partners, L.P. (2)	Common	22,445,000	4.99%
Daniel Lozinsky (3)	Common	23,143,122	5.29%
Jay O. Wright (4)	Common	16,268,651	3.63%
Kurt Gordon (5)	Common	7,718,750	1.75%
Geoffrey B. Amend (5)	Common	1,318,839	*
Jack W. Beech	Common	9,380,863	2.17%
Tom Mazerski (6)	Common	3,048,459	*
Tammy Martin (5)	Common	1,363,636	*
Bruce Sanguinetti (5)	Common	4,000,000	*
John Dumbleton (5)	Common	2,000,000	*
Chris MacFarland (5)	Common	745,833	*
Michael G. O’ Neil (7)	Common	1,047,333	*
Don Sledge (5)	Common	645,833	*
Officers and Directors as a Group (13 Persons) (8)	Common	58,538,197	12.48%
_______________________

*	Less than 1%.

(1)
Applicable percentage of ownership is based on 432,161,236 shares of common stock outstanding as of December 31, 2005, together with applicable options and warrants for each shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes 4,995,000 shares of common stock, 6,000,000 shares of common stock issuable upon the exercise of a warrant to purchase our common stock; and a limited number of shares (11,450,000 shares) of our common stock issuable upon the conversion of the $15.0 million debenture. Under the terms of the debenture, Cornell Capital is required to provide 65 days written notice in order to execute a conversion resulting in beneficial ownership greater than 4.99%.

(3)	Includes 18,143,122 shares of our common stock and 5,000,000 shares of common stock issuable upon the exercise of a warrant to purchase our common stock.

(4)	Includes 171,000 shares of our common stock and 16,097,651 shares of common stock issuable upon the exercise of warrants to purchase our common stock.

(5)	Includes shares of common stock issuable upon the exercise of warrants to purchase our common stock.

(6)
Includes 1,883,391 shares of our common stock, 998,402 shares of common stock issuable upon the exercise of warrants to purchase our common stock, and 166,666 shares of common stock issuable upon the exercise of options to purchase our common stock.

(7)	Includes 101,500 shares of our common stock and 945,833 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock.

(8)
Includes 21,536,754 shares of our common stock, 36,834,777 shares of common stock issuable upon the exercise of warrants to purchase our common stock, and 166,666 shares of common stock issuable upon the exercise of options to purchase our common stock.

MARKET PRICE OF AND DIVIDEND ON THE REGISTRANT’S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The following language is added to the Prospectus in place of the text under this heading:

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “MOBL.”

The following table sets forth the high and low closing prices for the common stock for each calendar quarter since April 1, 2003, as reported by the National Quotation Bureau.

	Bid Price Per Share
	High	Low
2003
April 1, 2003 - June 30, 2003	$0.04	$0.01
July 1, 2003 - September 30, 2003	$0.07	$0.01
October 1, 2003 - December 31, 2003	$0.04	$0.02
2004
January 1, 2004 - March 31, 2004	$0.13	$0.02
April 1, 2004 - June 30, 2004	$0.28	$0.10
July 1, 2004 - September 30, 2004	$0.27	$0.14
October 1, 2004 - December 31, 2004	$0.24	$0.15
2005
January 1, 2005 - March 31, 2005	$0.24	$0.17
April 1, 2005 - June 30, 2005	$0.38	$0.15
July 1, 2005 - September 30, 2005	$0.36	$0.24
October 1, 2005 - December 31, 2005	$0.26	$0.17
2006
January 1, 2006 - February 15, 2006	$0.30	$0.18

Stockholders

As of February 15, 2006, there were approximately 722 registered holders of record of our common stock. We believe that a substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions. Including such holders, we believe that there are more than 10,000 holders of our common stock as of February 15, 2006.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

We have previously announced a record date of September 15 , 2004 for the dividend of certain shares we own in Solution Technology International, Inc (“STI”). Due to the delays in STI becoming a publicly traded company, we have not yet established a payment date for the dividend. At this time, no date has been established for such listing.

DESCRIPTION OF SECURITIES

The following is added to the Prospectus in place of the text under this heading:

Common Stock

Mobilepro Corp. (“Mobilepro”) is authorized to issue up to 1,500,000,000 shares of common stock, $0.001 par value per share, of which 432,161,236 shares were issued and outstanding as of December 31, 2005.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights.

Mobilepro does not currently anticipate paying any cash dividends on its common stock. In the event of a liquidation, dissolution or winding up of Mobilepro, the holders of shares of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities, subject however, to any rights of the stockholders of preferred shares issued and outstanding at the time of such liquidation, dissolution or winding up of Mobilepro (see preferred stock below). Holders of common stock have no preemptive rights to purchase Mobilepro’s common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Preferred Stock

Mobilepro is authorized to issue up to 20,035,425 shares of preferred stock, $0.001 par value per share, of which 35,425 shares have been designated as Series A Preferred Stock. As of December 31, 2005, there are 35,378 shares of Series A preferred stock issued and outstanding.

Each share of Series A preferred stock is convertible, without additional consideration, into one two-hundredth of a share of common stock. The holders of the Series A preferred stock and the holders of our common stock vote together as a single class on all matters presented for the vote of our stockholders. Each holder of Series A preferred stock may cast a number of votes equal to the number of shares of common stock issuable upon conversion of his Series A preferred stock. In the event of a liquidation of the corporation, the holders of the Series A preferred stock are entitled to receive prior to and in preference to any distributions to the holders of our common stock an amount equal to the Stated Value (as it is described in our Certificate of Incorporation) as may be adjusted from time to time as provided in this Article Fourth, paragraph B6(f). After such distribution in respect of the Series A preferred stock, the remaining assets of the corporation, if any, will be available for distribution to the holders of our common stock.

We may issue the remaining authorized preferred stock in one or more series having the rights, privileges, and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by the Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges, and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware. The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control of Mobilepro without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Options and Warrants

As of December 31, 2005, there were options to purchase 11,421,000 shares of our common stock outstanding and warrants to purchase 79,832,500 shares of our common stock outstanding.

AVAILABLE INFORMATION

The following is added to the Prospectus in place of the text under this heading:

For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other statement filed with the Securities and Exchange Commission or included as an exhibit, or otherwise, each such statement, being qualified by and subject to such reference in all respects.

Reports, registration statements, proxy and information statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Public Reference Room.  The Securities and Exchange Commission maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, registration statements, proxy and information statements and other information. You may obtain information on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

MOBILEPRO CORP.
FINANCIAL STATEMENTS
INDEX

The following is added to the Prospectus in place of the financial statements under this heading:

Page(s)
Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2005	F-2, F-3
Condensed Consolidated Statements of Operations for the Three Months and Nine Months Ended December 31, 2004 and 2005	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2004 and 2005	F-5, F-6
Notes to Condensed Consolidated Financial Statements	F-7 to F-21

Report of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheets as of March 31, 2005 and 2004	F-23, F-24
Consolidated Statements of Operations for the Years Ended March 31, 2005 and 2004	F-25
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended March 31, 2005 and 2004	F-26
Consolidated Statements of Cash Flows for the Years Ended March 31, 2005 and 2004	F-27, F-28
Notes to Consolidated Financial Statements	F-29 to F-57

MOBILEPRO CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND DECEMBER 31, 2005

ASSETS

	March 31, 2005	December 31, 2005
	(audited)	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	$4,669,787	$4,960,703
Restricted cash	429,954	337,200
Accounts receivable, net	12,658,313	11,376,784
Prepaid expenses and other current assets	2,511,697	3,740,602

Total Current Assets	20,269,751	20,415,289

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION	13,193,056	14,286,154

OTHER ASSETS
Goodwill, net of impairment	32,579,099	37,310,829
Customer contracts and relationships, net of amortization	2,965,456	8,669,910
Other intangible assets, net of amortization	1,511,005	423,259
Deferred financing fees, net of amortization	1,026,667	366,667
Other assets	1,277,897	1,914,779

	39,360,124	48,685,444

TOTAL ASSETS	$72,822,931	$83,386,887

The accompanying notes are an integral part of the condensed consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
MARCH 31, 2005 AND DECEMBER 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2005	December 31, 2005
	(audited)	(unaudited)

CURRENT LIABILITIES
Current portion of convertible debenture	$-	$3,500,000
Notes payable under the Standby Equity Distribution Agreement ( the "SEDA")	6,500,000	-
Current portion of other notes payable	19,035,263	6,817,581
Accounts payable and accrued expenses	19,863,088	16,873,156
Liability for common stock to be issued	-	53,167
Deferred revenue	3,470,731	4,442,492

Total Current Liabilities	48,869,082	31,686,396

LONG-TERM LIABILITIES
Convertible debenture, net of unamortized debt discount of $602,452 and current portion	-	10,897,548
Notes payable and other long-term liabilities, net of current maturities	999,196	800,659

Total Long-Term Liabilities	999,196	11,698,207

TOTAL LIABILITIES	49,868,278	43,384,603

MINORITY INTERESTS	600,000	3,799,605

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value, 20,035,425 shares authorized and 35,378 shares issued and outstanding at March 31, 2005 and December 31, 2005	35	35
Common stock, $.001 par value, 1,500,000,000 shares authorized and 355,918,011 and 432,161,235 shares issued and outstanding at March 31, 2005 and December 31, 2005	355,918	432,161
Additional paid-in capital	43,195,250	62,126,473
Additional paid-in capital, stock warrant	-	853,200
Accumulated deficit	(21,196,550)	(27,209,190)

Total Stockholders' Equity	22,354,653	36,202,679
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$72,822,931	$83,386,887

The accompanying notes are an integral part of the condensed consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2004	2005	2004	2005

REVENUES	$17,127,133	$26,244,606	$23,265,366	$75,297,101

OPERATING COSTS AND EXPENSES
Cost of services (exclusive of depreciation and amortization)	8,633,278	13,790,195	11,158,590	36,466,453
Payroll, professional fees and related expenses	4,268,757	4,206,066	8,794,048	13,405,613
Advertising and marketing expenses	686,129	1,064,475	852,766	2,382,332
Office rent and expenses	355,686	522,703	508,216	1,415,523
Other general and administrative expenses	4,439,560	6,590,282	4,889,344	16,970,288
Depreciation and amortization	792,717	1,293,993	1,290,212	3,163,689
Goodwill impairment	-	3,764,429	-	3,764,429
Restructuring costs	-	1,335,612	-	1,335,612
Total Operating Costs and Expenses	19,176,127	32,567,755	27,493,176	78,903,939

OPERATING LOSS	(2,048,994)	(6,323,149)	(4,227,810)	(3,606,838)

INTEREST EXPENSE, NET	(905,896)	(582,785)	(1,232,280)	(2,213,295)

MINORITY INTERESTS IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	-	(49,798)	-	(192,507)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,954,890)	(6,955,732)	(5,460,090)	(6,012,640)
Provision for Income Taxes	-	-	-	-

NET LOSS APPLICABLE TO COMMON SHARES	$(2,954,890)	$(6,955,732)	$(5,460,090)	$(6,012,640)

NET LOSS PER SHARE
Basic	$(0.0093)	$(0.0165)	$(0.0202)	$(0.0154)
Diluted	$(0.0093)	$(0.0165)	$(0.0202)	$(0.0154)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	317,287,577	421,105,524	270,117,287	390,067,725

The accompanying notes are an integral part of the condensed consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Nine Months Ended December 31,
	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,460,090)	$(6,012,640)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Goodwill impairment	-	3,764,429
Depreciation and amortization	1,290,212	3,163,689
Restructuring costs	-	1,335,612
Noncash interest expense	375,150	536,810
Minority interests	-	192,507
Investments received for services	(450,000)	-
Other	15,000	38,019
Changes in assets and liabilities
Decrease in accounts receivable	1,011,676	1,359,448
(Increase) decrease in other current assets	743,283	(1,046,675)
(Increase) in other assets	(90,377)	(725,039)
Increase (decrease) in accounts payable and accrued expenses	4,069,833	(4,142,706)
Increase in deferred revenue	431,247	95,353
Total adjustments	7,396,024	4,571,447

Net cash provided by (used in) operating activities	1,935,934	(1,441,193)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	-	(6,778,129)
Cash paid for acquisitions	(32,960,500)	(4,973,122)
Cash received in acquisition of subsidiaries	5,827,223	1,046,111
Capital expenditures, net	(1,384,688)	(2,674,904)

Net cash (used in) investing activities	(28,517,965)	(13,380,044)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under convertible debenture	-	15,500,000
Borrowings under acquisition bridge loan	15,200,000	-
Payments on acquisition bridge loan	(2,200,000)	(13,000,000)
Borrowings/(payments) under other notes payable, net	17,208,449	10,797,628
Investment by minority interests	-	3,612,525
Debt financing fees	-	(1,295,000)
SEDA conversion fees	-	(503,000)
Proceeds from common stock issuances	84,499	-

Net cash provided by financing activities	30,292,948	15,112,153

The accompanying notes are an integral part of the condensed consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(unaudited)

	For the Nine Months Ended December 31,
	2004	2005

NET INCREASE IN CASH AND CASH EQUIVALENTS	$3,710,917	$290,916

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,955,607	4,669,787

CASH AND CASH EQUIVALENTS - END OF PERIOD	$5,666,524	$4,960,703

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$45,550	$1,043,073

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Issuance of common stock for:
Conversion of debt and accrued interest to common stock	$13,000,000	$17,950,304
Acquisition of AFN	$-	$1,500,000
Acquisition of InReach Internet	$-	$950,000
Acquisition of Evergreen Broadband	$-	$231,073
Acquisition of WazAlliance	$-	$135,333
Investment banker retainer fee	$-	$58,500
Conversion of payables to common stock	$90,000	$-
Debt financing fees paid in common stock	$1,760,000	$-
Transfer of notes payable/debenture maturities to the SEDA	$9,200,000	$7,700,000
Goodwill recorded in acquisitions	$31,893,329	$5,743,263
Amortization of SEDA deferred financing fees	$-	$660,000
Liability for common stock to be issued	$500,000	$53,167
Adjustment to minority interest	$-	$150,000
Note payable in escrow	$75,000	$-

The accompanying notes are an integral part of the condensed consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(unaudited)

NOTE 1-ORGANIZATION

Overview

MobilePro Corp., incorporated under the laws of the State of Delaware in July 2000, is a broadband wireless, telecommunications, and integrated data communication services company that delivers a comprehensive suite of voice and data communications services to its customers, including local exchange, long distance, enhanced data, Internet, cellular, and wireless broadband, through its operations in three industry segments - voice services, Internet services and wireless networks. Together with its consolidated subsidiaries, Mobilepro Corp. is hereinafter referred to as “Mobilepro” or the “Company”.

The Company’s voice services segment includes the operations of CloseCall America, Inc. (“CloseCall”), a Stevensville, Maryland-based competitive local exchange carrier (a “CLEC”), Davel Communications, Inc. (“Davel”), a Cleveland, Ohio-based independent payphone provider, and American Fiber Network, Inc. (“AFN”), a CLEC based in Kansas City, Kansas. The Company’s Internet services segment includes DFW Internet Services, Inc. (“DFW”, doing business as Nationwide Internet), an Irving, Texas-based Internet services provider, its acquired Internet service provider subsidiaries, and InReach Internet L.L.C. (“InReach”), an Internet service provider based in Stockton, California. The Company’s municipal wireless networks operations are conducted primarily in Phoenix, Arizona, by a wholly owned subsidiary, NeoReach, Inc. (“NeoReach”), and its subsidiary, NeoReach Wireless, Inc. The wireless networks segment also includes the operations of the Company’s subsidiary, Kite Broadband, LLC (“Kite”), a broadband wireless service provider based in Ridgeland, Mississippi.

Summary of Acquisition Activities

In April 2004, DFW acquired August.net Services LLC, an Internet service provider located in Texas, for $1,730,000 in cash and promissory notes.

In June 2004, DFW acquired ShreveNet, Inc. (“ShreveNet”), an Internet service provider located in Louisiana, for $1,250,000 in cash and common stock. The issued shares were valued at a fair value of $190,000 based on the average 20-day closing price ($0.2162 per share) prior to June 3, 2004. Mobilepro issued the common stock in August 2004.

In June 2004, DFW acquired certain assets of Crescent Communications, Inc., an Internet service provider located in Houston, for $1,194,767 in cash and a promissory note.

In June 2004, the Company acquired US1 Telecommunications, Inc. (“US1”), a long distance provider located in Kansas, for $135,282 in cash and conditional promissory notes.

In July 2004, DFW acquired Clover Computer Corporation (“Clover”), a Coshocton, Ohio-based Internet services provider with operations in several Ohio cities, for $1,216,993 in cash and promissory notes.

In July 2004, DFW acquired Ticon.net (“Ticon”), a Janesville, Wisconsin-based Internet service provider with operations in Janesville and Milwaukee, for $1,000,000 in cash and promissory notes.

In August 2004, the Company acquired Affinity Telecom (“Affinity”), a Michigan-based CLEC and long distance carrier. The Company paid $2,513,000 in cash, notes, and a convertible note.

In August 2004, DFW acquired the customer base, corporate name and certain other assets of Web One, Inc. (“Web One”), a Kansas City, Missouri-based Internet service and web-hosting provider, for $1,960,000 in cash and common stock.

In September 2004, DFW acquired World Trade Network, Inc. an Internet services provider based in Houston, for $1,200,000 in cash and promissory notes.

In September 2004, DFW acquired The River Internet Access Co. (“The River”), an Internet services provider based in Tucson, Arizona, for $2,467,204 in cash and promissory notes.

In October 2004, Mobilepro acquired CloseCall, a CLEC offering local telephone service, long distance service, 1.800CloseCall prepaid calling cards, and wireless, dial-up and DSL Internet services. The purchase price included 1) a cash payment of $8,000,000, 2) 39,999,999 shares of Mobilepro’s common stock valued at $10,000,000, and 3) warrants to purchase 3,500,000 additional shares of Mobilepro’s common stock exercisable at $0.30 per share for 2,500,000 shares and $0.35 per share for 1,000,000 shares.

In November 2004, Mobilepro acquired Davel, the owner and operator of approximately 36,000 payphones predominantly located in 42 states and the District of Columbia. In connection with this transaction, the Company acquired all of Davel’s senior secured debt in the approximate principal amount of $103.1 million, a $1.3 million note receivable from Davel held by one of its secured lenders, and approximately 95.2% of the common stock of Davel. The purchase price included cash of $14,000,000 plus warrants to purchase up to 5,000,000 shares of common stock at the price of $0.30 per share. In May 2005, the Company purchased the remaining 4.8% of Davel’s outstanding common stock for $450,000 cash.

In May 2005, NeoReach acquired WazAlliance, a network of metro-wide commercial and residential wireless Internet access zones for a total purchase price of $257,500. Consideration included the issuance of 760,000 shares of Mobilepro’s common stock valued at $110,200, a liability to issue an addition 540,000 shares of common stock valued at $78,300, and the payment of certain liabilities in the amount of $69,000 on behalf of WazAlliance.

In June 2005, the Company acquired Evergreen Open Broadband (“Evergreen”), a wholesale wireless Internet service provider based in Boston, for a purchase price of approximately $231,073 representing 1,505,360 shares of Mobilepro common stock valued at $0.1535 per share based on the date that the parties reached agreement on the terms of the acquisition.

In June 2005, Mobilepro acquired 100% of the outstanding common stock of AFN, a CLEC that is licensed to provide local telephone, long distance and/or Internet services throughout the United States, for a cost of $3,434,331, including 10,000,000 shares of Mobilepro common stock, valued at $1,500,000 based on the value of the Company's common stock at the time that the substantive terms of the acquisition were accepted, a cash payment of $1,500,000 and the excess of liabilities assumed over the fair value of assets acquired. The assumed liabilities included $1,337,103 payable to a related party company that supplied administrative and support services to AFN.

In September 2005, AFN acquired the assets of AllCom USA and their long distance and T-1 customers for $300,000 cash, providing the Company with an additional base of customers for bundled services.

In November 2005, Mobilepro acquired InReach for a cost of $3,061,873, including a cash payment of $2,111,873 and 4,357,798 shares of Mobilepro common stock, valued at $950,000 based on the value of the Company's common stock at the time that the substantive terms of the acquisition were accepted.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. In accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company has provided certain financial information relating to the operating results and assets of its industry segments (see Note 15) based on the manner in which management disaggregates the Company in making internal operating decisions.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

These financial statements are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements, and it is suggested that these financial statements be read in conjunction with the financial statements, and notes thereto, included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005. In the opinion of management, the comparative financial statements for the periods presented herein include all adjustments that are normal and recurring, and that are necessary for a fair presentation of results for the interim periods. The results of operations for the three and nine months ended December 31, 2005 are not necessarily indicative of the results that will be achieved for the fiscal year ending March 31, 2006.

Reclassifications

Certain prior-period financial statement balances have been reclassified to conform to the December 31, 2005 presentation. The reclassifications resulted in no changes to the accumulated deficits reported in prior periods.

Revenue Recognition

The Company recognizes revenue related to local telephone, long distance, wireless calling and Internet access services when such services are rendered and collection is reasonably assured; it defers revenue for services that the Company bills in advance. Revenue related to service contracts covering future periods is deferred and recognized ratably over the periods covered by the contracts.

Davel derives its payphone revenue from two principal sources: coin calls and non-coin calls. Revenue related to all calls, including dial-around compensation and operator service revenue, is recognized in the periods that the customers place the calls. Any variations between recorded amounts of revenue and actual cash receipts are accounted for at the time of receipt.

Non-coin operator service calls are handled by independent operator service providers. These carriers assume billing and collection responsibilities for operator-assisted calls originating on Davel’s payphone network and pay commissions to Davel based upon gross revenue. Davel recognizes revenue related to operator service calls in amounts equal to the commissions that it is entitled to receive in the periods that the services are rendered.

Davel also recognizes revenue related to non-coin dial-around calls that are initiated from a Company payphone in order to gain access to a long distance company or to make a standard toll free call. Revenue related to such dial-around calls is recognized initially based on estimates. The inter-exchange carriers have historically paid for fewer dial-around calls than are actually made and the collection period for dial-around revenue is generally four to six months, but can be in excess of a year. Davel’s estimates of revenue are based on the historical analysis of calls placed versus amounts collected. These analyses are updated on a periodic basis. Recorded amounts of revenue may be adjusted based on actual receipts and/or the subsequent revision of prior estimates. Reported revenues for the three month period ended March 31, 2005 included a reduction to previously recorded revenues of $167,319. No such adjustments were recorded in the nine-month period ended December 31, 2005.

Financing Fees

The financing fees paid in May 2004 to Cornell Capital Partners, L.P. (“Cornell Capital”) and others related to the negotiation of the Standby Equity Distribution Agreement (the “SEDA”) were deferred and, in the current year, are being amortized against additional paid-in-capital on a straight-line basis over the twenty-four (24) month term of the SEDA. These fees were paid with the issuance of 8,000,000 shares of Mobilepro common stock valued in the amount of $1,760,000. The Company recorded amortization of approximately $220,000 in each of the three-month periods ended December 31, 2004 and 2005, respectively, and amortization of approximately $513,000 and $660,000 in the nine-month periods ended December 31, 2004 and 2005, respectively. The prior year amounts were included in depreciation and amortization expense. The fees paid to Cornell Capital and others at the time that funds are drawn under equity lines of credit (5% for the SEDA), amounting to $127,500 in the three-month period ended December 31, 2005, and amounting to $503,000 in the nine-month period ended December 31, 2005, were charged to additional paid-in-capital. Such fees, in the nine months ended December 31, 2004, amounting to $1,135,249, were charged to professional fees. No such fees were incurred in the three months ended December 31, 2004.

The Company also incurred financing costs of $1,295,000 in May 2005 in connection with issuance of the $15.5 million convertible debenture to Cornell Capital and the early retirement of the bridge loan (see Note 8). These costs, including fees paid in cash to Cornell Capital, were charged to additional paid-in-capital.

Accounting for Stock Options and Warrants

The Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. APB Opinion No. 25 provides that compensation expense relative to a Company’s employee stock options is measured based on the intrinsic value of the stock options at the measurement date.

If compensation expense had been determined based on the fair value of the options at the grant dates consistent with the method of accounting proscribed by SFAS No. 123, “Accounting for Certain Transactions Involving Stock Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” the Company’s net loss per share amounts would have been stated at the following pro forma amounts for the nine-month periods ended December 31, 2004 and 2005:
	For the Nine Months Ended December 31,
	2004	2005
Net loss, as reported	$(5,460,090)	$(6,012,640)
Add: Stock-based employee compensation expense included in reported net loss	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(6,093,029)	(3,028,803)

Pro forma net loss	$(11,553,120)	$(9,041,443)

Net loss per share:
As reported	$(0.0202)	$(0.0154)

Pro forma	$(0.0428)	$(0.0232)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the periods ended December 31, 2004 and 2005:

	2004	2005
Dividend yield	None	None
Expected volatility	60%	60%
Risk-free interest rate	3.00%	3.00%
Expected term (in years)	10.00	10.00

For stock options granted during the nine-month periods ended December 31, 2004 and 2005, the weighted-average grant-date fair value was $0.13 per share and $0.21 per share, respectively.

Property, Plant and Equipment

Furniture and equipment are included in fixed assets in the accompanying balance sheets and are stated at cost. Depreciation expense is computed using the straight-line method during the estimated useful life of each asset. When an asset is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

At March 31, 2005 and December 31, 2005, property, plant and equipment values were as follows:

	Estimated Useful Lives (in years)	March 31, 2005	December 31, 2005
		(audited)	(unaudited)
Furniture and fixtures	7	$387,861	$471,816
Machinery and equipment	5	13,584,088	16,587,715
Leasehold improvements	7	263,452	638,584
Vehicles	5	287,733	226,470
Subtotals		14,523,134	17,924,585
Less accumulated depreciation		(1,330,078)	(3,638,431)
Fixed assets, net		$13,193,056	$14,286,154

The Company recorded depreciation expense of $447,919 and $925,899 for the three-month periods ended December 31, 2004 and 2005, respectively, and depreciation expense of $614,098 and $2,254,899 for the nine-month periods ended December 31, 2004 and 2005, respectively.

Advertising Contracts

CloseCall uses print, signage, radio and television advertising to market services to customers of certain local professional sports teams. Advertising programs include the use of long-term contracts. Upon the negotiation of such a contract, the Company records the cost of the advertising program as an asset, and amortizes the balance to operating expenses over the life of the contract. At December 31, 2005, prepaid expenses and other assets included balances of $328,064 and $554,118, respectively, related to such contracts. The corresponding contract liability is paid typically in installments. At December 31, 2005, accounts payable and long-term liabilities included balances of $345,672 and $517,430, respectively, that are payable under such contracts.

Customer Contracts and Relationships

In connection with the acquisition of certain customer rights under an agreement with Sprint Communications Company L.P. (“Sprint”), the Company made an up-front payment of $6,578,550, after adjustment for the difference in the closing number of customers subscribing to the service as compared to a target subscriber number (see Note 5). Accordingly, the amount of this payment, which is also net of the portion allocated to the value of the tangible assets and adjusted to include payments for legal and direct professional advisory fees, was capitalized as an intangible asset ascribed to the subscriber customer contracts and relationships and will be amortized on a straight-line basis over the estimated life of the subscriber base. The Company has estimated this life to be ten years based upon an analysis of the operating history of the base and the average monthly disconnects. In addition, the Company intends to evaluate the value of this intangible asset for potential impairment at least annually and to adjust both the asset value and the prospective life in the future if determined necessary. For the three months ended December 31, 2005, amortization expense was $165,702. Amortization expense of $331,053 was included in the statement of operations for the nine months ended December 31, 2005, representing the amount of amortization recorded by Kite since it began operations on July 1, 2005.

This account also includes location contracts with net balances of $2,965,456 and $2,373,185 at March 31, 2005 and December 31, 2005, respectively, representing Davel acquisition costs allocated to location owner payphone contracts and other costs associated with obtaining written and signed location contracts. These other assets are amortized on a straight-line basis over their estimated useful lives based on contract terms (generally 5 years). Accumulated amortization related to these contracts at March 31, 2005 and December 31, 2005 was $267,586 and $706,570, respectively. Amortization related to location contracts was $152,366 and $472,976, respectively, for the three-month and nine-month periods ended December 31, 2005.

Investments

During the year ended March 31, 2005, the Company provided certain management services to two emerging technology firms. As consideration, the Company received a 5% ownership in each firm. These investments were recorded in the amounts of $300,000 and $150,000, respectively, approximating the value of the services provided. The total investment amount of $450,000 was included in other assets at March 31, 2005 and December 31, 2005.

Accounts Payable and Accrued Liabilities

At March 31, 2005 and December 31, 2005, accounts payable and accrued liabilities consisted of the following:

	March 31,	December 31,
	2005	2005
	(audited)	(unaudited)
Accounts payable	$14,083,842	$12,331,292
Accrued restructuring costs	-	1,335,612
Accrued compensation	2,147,138	1,070,948
Accrued interest expense	937,509	429,459
Other accrued liabilities	2,694,599	1,705,845
Totals	$19,863,088	$16,873,156

Income Taxes

Effective July 14, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. The statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Because of its history of losses, the Company has not had any material federal or state income tax obligations. Due to the anticipated use of net operating loss carryforwards to offset current year income, no provision for income taxes was recorded for the three or nine months ended December 31, 2005. The Company’s net operating loss carryforwards totaled $15,873,774 at March 31, 2005, expiring through March 31, 2025. When there has been a change in an entity’s ownership, utilization of net operating loss carryforwards may be limited. Because of the changes in the ownership of prior acquisitions of the Company, the use of these acquired net operating losses will be limited and may not be available to offset future taxable income.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123. The revision was entitled “Share-Based Payment” (“SFAS No. 123R”), replacing SFAS 123 and superseding APB No. 25, and its scope encompasses a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

SFAS 123R requires that the compensation cost relating to share-based payment transactions be recorded in financial statements. For each transaction, compensation cost is to be measured based on the fair value of the equity or liability instrument issued. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition of compensation expense. In accordance with a recently-issued Securities and Exchange Commission rule, small business registrants will be allowed to implement SFAS No. 123R as of the beginning of the first fiscal year that begins after December 15, 2005. The Company currently expects that it will adopt SFAS No. 123R for the fiscal quarter ending June 30, 2006.

Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company is evaluating the requirements of SFAS No. 123R and expects that its adoption will have a material impact on the company’s consolidated financial position and consolidated results of operations including an increase in compensation expense for equity instruments issued to employees. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

NOTE 3-IMPAIRMENT OF GOODWILL

At September 30, 2005, the Company’s balance sheet included intangible assets with a total carrying value of approximately $49,060,000, representing 56.3% of total assets and including approximately $37,492,000 in goodwill. Substantially, this goodwill was recorded in connection with the series of acquisitions completed by the Company since April 1, 2004. In connection with the acquisition of InReach, an additional $3,003,974 in goodwill was added to the balance sheet during the quarter ended December 31, 2005. Generally accepted accounting principles require that the Company assess the fair values of acquired entities at least annually in order to identify any impairment in the values. However, on a quarterly basis, management is alert for events or circumstances that would indicate, more likely than not, that the fair value of a reporting segment has been reduced below its carrying amount. If there is a determination that the fair value of an acquired entity is less than the corresponding net assets, including goodwill, an impairment loss would be identified and recorded at that time.

During the three months ended December 31, 2005, neither the Internet services segment nor the voice services segment performed as expected. As a result, management reviewed the carrying values of the assets of these segments and determined that an adjustment for goodwill impairment was appropriate at December 31, 2005. The Company recorded an impairment charge in the amount of $3,764,429, including $1,945,519 relating the Internet service companies and $1,818,910 related to Affinity. The churn of dial-up Internet access customers, the steady loss of Affinity customers, and bad debt losses related to Affinity customers (occurring at a greater rate than in the Company’s other CLEC companies), all contributed to the net losses incurred by these segments during the three months ended December 31, 2005. The impairment charge represented approximately 12.8% and 73.0% of the goodwill related to the Internet service companies (excluding InReach) and Affinity, respectively.

NOTE 4-RESTRUCTURING OF OPERATIONS

During the current year, the activities of the Internet services segment have focused on the integration of the operations of the acquired companies comprising this business segment. The efforts are focused on combining service offerings, consolidating network operations and customer support locations, and reducing operating costs. As a result of this effort, the Company recorded a restructuring charge of $1,335,612 in the three months ended December 31, 2005, including $902,306 related to the loss expected on the abandonment of leased facilities, $392,899 related to the loss expected upon the disposal of excess equipment, and $40,407 related to certain employees terminated in January 2006.

NOTE 5-THE FORMATION OF KITE BROADBAND, LLC

In June 2005, Kite was funded with the Company making an investment of $3,825,000 in cash and receiving 51% ownership. The minority owners invested $3,675,000 in cash. On June 30, 2005, Kite closed a Master Agreement for Services (the “Sprint Agreement”) with Sprint under which the Company shall provide services to Sprint’s broadband customers in fourteen (14) metropolitan markets for a period of three years utilizing the Sprint mark. The Sprint Agreement covers, among other things, the provisioning of certain customer-facing services, such as customer operations and call center management, sales, marketing, billing, collection, installation and repair. Sprint continues to provide network support and transport services. The customers remain Sprint customers during the three-year term of the Sprint Agreement. Upon expiration of the Sprint Agreement, the Company will have the option to acquire the then existing customers pursuant to the terms of the Sprint Agreement. All network and spectrum assets will remain Sprint property. In December 2005, Kite made a cash distribution of $127,500 to its investors resulting in a $62,475 reduction of the minority interest in Kite. The Company’s share of the distribution was $65,025. At December 31, 2005, the 49% minority ownership of Kite was reflected in the condensed consolidated balance sheet in the amount of $3,840,677. Subsequent to December 31, 2005, the Company acquired the minority interest in Kite.

NOTE 6-THE ACQUISITION OF AFN

The acquisition of AFN, that occurred on June 30, 2005, has been accounted for under the purchase method of accounting. Accordingly, AFN is treated as a wholly owned subsidiary of the Company. The operating results of AFN are included in the operating results of the Company from and including July 1, 2005. The following unaudited pro forma information for the three and nine months ended December 31, 2004 and 2005 has been presented as if the acquisition occurred on April 1, 2004, and reflects the elimination of revenues recorded on the books of both US1 and AFN, and the issuance of 10,000,000 shares of the Company’s common stock. The unaudited pro forma information does not necessarily represent the actual results that would have been achieved had the companies been combined at April 1, 2004, nor may they be indicative of future operating results.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2005	2004	2005

Revenues	$18,724,342	$26,244,606	$28,056,994	$76,859,869

Net loss	(2,862,304)	(6,955,732)	(5,182,331)	(5,902,469)

Net loss per share:
Basic	(0.0087)	(0.0165)	(0.0185)	(0.0149)
Diluted	(0.0087)	(0.0165)	(0.0185)	(0.0149)

NOTE 7-THE ACQUISITION OF INREACH

The acquisition of InReach occurred on November 1, 2005, and has been accounted for under the purchase method of accounting. Accordingly, InReach is treated as a wholly owned subsidiary of the Company. The operating results of InReach are included in the operating results of the Company from and including November 1, 2005. The following unaudited pro forma information for the three and nine months ended December 31, 2004 and 2005 has been presented as if the acquisition occurred on April 1, 2004, and reflects the issuance of 4,357,798 shares of the Company’s common stock. The unaudited pro forma information does not necessarily represent the actual results that would have been achieved had the companies been combined at April 1, 2004, nor may they be indicative of future operating results.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2005	2004	2005

Revenues	$18,790,255	$26,723,477	$28,544,302	$78,813,687

Net loss	(2,982,966)	(6,913,378)	(5,421,255)	(5,703,671)

Net loss per share:
Basic	(0.0093)	(0.0164)	(0.0198)	(0.0145)
Diluted	(0.0093)	(0.0164)	(0.0198)	(0.0145)

NOTE 8- NOTES PAYABLE

Secured Convertible Debenture

On May 13, 2005, the Company issued a secured convertible debenture (the “Debenture”) in the aggregate amount of $15.5 million to Cornell Capital. The Company used most of the proceeds to pay in full the remaining $13,000,000 balance of a note payable that bore interest at the rate of 23% and was due on November 15, 2005; the retired note was the source of bridge financing for the Company’s acquisition of Davel. Interest expense related to the retired note in the current year was $381,225; this amount is included in interest expense for the nine-month period ended December 31, 2005.

The Debenture bears interest at an annual rate of 7.75% and is due and payable in the following installments over a three-year period: $500,000 due on November 15, 2005; $1,500,000 due on May 15, 2006; $1,000,000 due on each of August 15, 2006, November 15, 2006 and February 15, 2007; $2,000,000 due on each of May 15, 2007, August 15, 2007, November 15, 2007 and February 15, 2008; and the remaining $2,500,000 due on May 15, 2008. The interest payable under the Debenture is due at the time of conversion or maturity; the holder of the Debenture may elect to receive the interest in cash or in the form of common stock of Mobilepro. The Company satisfied its obligations to make the $500,000 payment due in November 2005 and to pay accrued interest in the amount of $600,625 with the transfer of these amounts to the SEDA. Until the Debenture is repaid in full, Cornell Capital may elect to convert any portion of the outstanding principal amount of the Debenture, plus accrued interest, into shares of common stock of Mobilepro at a conversion price of $0.30 per share. The conversion price of the Debenture may be adjusted if the Company issues additional equity or instruments convertible into equity in connection with a transaction such as a stock dividend or a stock split pursuant to a formula included in the Debenture. For the three-month and nine-month periods ended December 31, 2005, the amount of interest expense related to the Debenture, based on the stated interest rate, was $297,897 and $758,651, respectively. Unpaid interest included in accrued liabilities at December 31, 2005 was $158,026.

The Debenture is secured by the assets of the Company. The terms of the Debenture obligate the Company to comply with certain covenants including an agreement that, on March 1, 2006, if the Company’s aggregate indebtedness to Cornell Capital exceeds $4,000,000, the parties will enter into a new SEDA in an amount not less than the amount of the indebtedness.

In connection with the issuance of the Debenture, the Company also issued to Cornell Capital a five-year warrant to purchase 6,000,000 shares of its common stock at an exercise price of $0.50 per share (the “Warrant”). If the Company issues additional equity or instruments convertible into equity as described in the Warrant, or is deemed to have done so, at a lower per share price than the then-effective Warrant exercise price, the exercise price may be adjusted downward to such lower per share price. In that case, the number of shares issuable upon exercise of the Warrant would be increased so that the total exercise price would remain $3,000,000.

The face amount of the Debenture is reflected in the balance sheet at December 31, 2005, net of unamortized debt discount of $602,452. The net amount of the Debenture reflects the fair market value on the date of issuance after allocating $853,200 of the proceeds to the Warrant. The discount on the Debenture is being amortized as a charge to interest expense over the three-year period until the Debenture becomes due in May 2008. Interest expense for the three-month and nine-month periods ended December 31, 2005 included debt discount amortization in the amounts of $99,323 and $250,748, respectively. The value of the Warrant will be eliminated upon its exercise or expiration.

Standby Equity Distribution Agreement (the “SEDA”)

On May 13, 2004, the Company entered into the SEDA with Cornell Capital that provides, generally, that Cornell Capital will purchase up to $100 million of the common stock of Mobilepro over a two-year period, with the time and amount of such purchases, if any, at the Company’s discretion. Cornell Capital will purchase the shares at a 2% discount to the prevailing market price of the common stock. There are certain conditions applicable to the Company’s ability to draw down on the SEDA including the continuing effectiveness of a registration statement covering the resale of all shares of common stock that may be issued to Cornell Capital under the SEDA, the Company’s payment of a fee to Cornell Capital and other advisors at the time of each draw (5% of the amount of each draw), and the Company’s adherence with certain other covenants.

In the event that Cornell Capital would hold more than 9.9% of the then outstanding common stock of the Company, the Company would be unable to draw down on the SEDA. At December 31, 2005, Cornell held 4,995,000 unregistered shares of the Company’s common stock representing an ownership percentage of approximately 1.12%.

In the nine-month periods ended December 31, 2004 and 2005, draws under the SEDA, including amounts transferred from existing notes payable to Cornell Capital, the Debenture, and related accrued interest amounts, totaled $9,213,907 and $10,909,222, respectively. The Company has advanced 120,000,000 shares of its common stock to the escrow agent in accordance with the terms of the SEDA since the inception of the SEDA. In the nine-month periods ended December 31, 2004 and 2005, the Company converted $9,213,907 and $17,409,222 in draws under the SEDA, respectively, into 52,253,547 and 77,803,600 shares of common stock, respectively, that were issued to Cornell Capital by the escrow agent. At December 31, 2005, there were no unconverted outstanding draws. At March 31, 2005, borrowings under the SEDA of $6,500,000 were outstanding, representing unconverted draws at that date, and were classified in the accompanying balance sheet as current liabilities.

The SEDA replaced a similar equity line of credit arrangement with Cornell Capital that was negotiated in May 2002 and that was intended to provide up to $10 million in equity financing to the Company. In the nine months ended December 31, 2004, the Company drew $2,000,000 from Cornell Capital in accordance with this arrangement and advanced 10,000,000 shares of its common stock to the escrow agent. During the nine months ended December 31, 2004, 18,298,438 shares of common stock were issued to Cornell Capital under this arrangement. At March 31, 2005 and December 31, 2005, there were no outstanding borrowed amounts under this terminated arrangement.

The discounts provided to Cornell Capital upon the conversion of equity line of credit draws to shares of common stock, amounting to $90,021 and $84,889 in the three-month periods ended December 31, 2004 and 2005, respectively, and $375,150 and $291,956 in the nine-month periods ended December 31, 2004 and 2005, respectively, were included in interest expense.

Notes Payable to Cornell Capital

In August 2004, the Company borrowed $8,500,000 from Cornell Capital. The amount was due in one-year with interest applied at an annual rate of 12%. Prior to March 31, 2005, the Company converted $7,200,000 of the note balance into debt under the SEDA; the remaining principal balance of the note payable, classified as a current liability in the balance sheet, was $1,300,000 at March 31, 2005. In May 2005, the remaining $1,300,000 outstanding principal amount was transferred into debt under the SEDA.

In September 2004, the Company borrowed $3,700,000 from Cornell Capital. The amount was due in one year with interest applied at an annual rate of 12%. At March 31, 2005, the Company classified the outstanding principal balance of this note payable of $3,700,000 as a current liability in the balance sheet. In June 2005 the remaining $3,700,000 outstanding principal amount was transferred into debt under the SEDA.

On June 24, 2005, the Company borrowed $6,300,000 from Cornell Capital, and simultaneously transferred $2,200,000 of the note balance into debt under the SEDA. The remaining amount of the note, $4,100,000, was due in one year with interest applied at an annual rate of 8% and was classified as a current liability in the balance sheet. Proceeds from this borrowing were used to fund the $1,500,000 cash consideration portion of the AFN purchase price and the $3,825,000 cash investment in Kite. Subsequent to December 31, 2005, the $4,100,000 outstanding balance of this note payable was transferred to the SEDA.

On September 7, 2005, the Company borrowed $2,000,000 from Cornell Capital, and simultaneously transferred the entire note balance into debt under the SEDA.

On October 21, 2005, the Company borrowed $2,500,000 from Cornell Capital under a note payable in 150 days, with interest applied at an annual rate of 8%; this amount was classified as a current liability in the accompanying consolidated balance sheet at December 31, 2005. Subsequent to December 31, 2005, the balance of this note payable was transferred to the SEDA.

Interest expense, based on the stated rates of interest, on the notes payable to Cornell Capital, including amounts transferred to the SEDA, was $470,639 and $149,266, respectively, for the three months ended December 31, 2004 and 2005, and $470,639 and $581,627, respectively, for the nine months ended December 31, 2004 and 2005. Accrued and unpaid interest at December 31, 2005 related to these notes was $269,183.

Notes Payable Related to Acquisitions

As a portion of the consideration paid to owners of acquired companies, the Company may issue promissory notes. These notes typically are payable over terms ranging from 4 months to two years and bear interest at annual rates ranging from 3% to 7%. At March 31, 2005 and December 31, 2005, the aggregate balances due under the acquisition notes payable were $1,723,201 and $42,909, respectively.

In June 2005, the Company retired notes payable to the former owners of Clover with remaining principal balances that totaled $570,372, by converting $535,188 into 2,200,000 shares of common stock of Mobilepro. The difference of $35,184 between the common stock payment and notes payable balances was credited to goodwill.

In September 2005, the Company settled a dispute with the former owners of Ticon with the cash payment of $195,000. The $55,000 difference between the payment and the $250,000 note payable balance was credited to goodwill.

In September 2005, the Company retired notes payable to the former owners of Internet Express, Inc., an Internet service provider acquired in March 2004, with remaining principal balances that totaled $209,533, by making a cash payment in the amount of $80,000. The difference of $129,533 between the payment and notes payable balances was credited to goodwill.

In September 2005, a majority of the former owners of The River, holding notes convertible into common stock of Mobilepro at a price of $0.20 per share with a total principal balance of $369,346, notified the Company of their intent to convert the notes. In October 2005, the Company completed the conversion with the issuance of 1,846,733 shares of common stock of Mobilepro to the note holders.

Other Notes Payable and Long-Term Liabilities

The Company has other notes and long-term liabilities payable to banks and various other creditors with aggregate balances due at March 31, 2005 and December 31, 2005 of $209,357 and $975,331, respectively.

Debt Maturities

A summary of the balances of notes payable and other debts at December 31, 2005 was as follows (unaudited):

Convertible debenture payable to Cornell Capital	$15,000,000
Notes payable to Cornell Capital under the SEDA	-
Notes payable to Cornell Capital	6,600,000
Notes payable related to acquisitions	42,909
Other notes payable and long-term obligations	975,331
22,618,240
Less: Unamortized debt discount on convertible debenture	(602,452)
Less: Amounts due within one year	(10,317,581)
Long-term portion of debt	$11,698,207

At December 31, 2005, a summary of the future scheduled payments of the long-term portion of debt was as follows (unaudited):

The twelve-month period ending --
December 31, 2007	$7,510,888
December 31, 2008	4,789,771
12,300,659
Less - Unamortized debt discount on convertible debenture	(602,452)
Long-term portion of debt	$11,698,207

NOTE 9-STOCKHOLDERS’ EQUITY

Common Stock Transactions in the Fiscal Year Ended March 31, 2005

In June 2004, the Company issued 8,000,000 shares of common stock in payment of the financing fees associated with the SEDA that were valued at $1,760,000. This cost was reflected as a deferred financing fee in the consolidated balance sheet.

In August 2004, the Company issued 878,816 shares of common stock to the former owners of ShreveNet as partial consideration for the acquisition of their company. The issued shares were valued at $190,000 based on the average 20-day closing price ($0.2162 per share) prior to June 3, 2004.

In September 2004, the Company issued 5,000,000 shares of common stock to the former owners of Affinity as partial consideration for the acquisition of their company. The issued shares were valued at $1,000,000 based upon the date of agreement and the terms of the acquisition. The distribution of such value amount included an allocation of $995,000 to the terminated put agreement.

In November 2004, the Company issued 39,999,999 shares of common stock in connection with the acquisition of CloseCall that was completed in October 2004. The 39,999,999 shares were recorded at a fair value of $10,000,000.

In March 2005, the Company issued 1,500,000 shares of common stock in connection with the acquisition of Web One that was completed in August 2004. The 1,500,000 shares were recorded at a fair value of $300,000.

During the year ended March 31, 2005, the Company issued 10,000,000 shares of common stock to the escrow agent for use in the conversion of borrowings made under the $10 million equity line of credit, and converted $3,800,000 of borrowings into 25,276,134 shares of common stock.

During the year ended March 31, 2005, the Company issued 65,000,000 shares of common stock to the escrow agent for use in the conversion of borrowings made under the SEDA, and converted $9,200,000 of debt into 52,172,192 shares of common stock. The Company also converted $13,907 of interest into 81,355 shares of common stock.

During the fiscal year ended March 31, 2005, the Company issued 1) 2,946,037 shares of its common stock in connection with the exercise of stock options and warrants for aggregate cash proceeds of approximately $100,000, 2) 2,000,000 shares of its common stock under a settlement agreement with a former executive valued at $90,000, and 3) 100,000 shares of common stock to an agency as compensation for personnel recruiting services.

Common Stock Transactions in the Nine-Month Period Ended December 31, 2005

The Company issued 933,334 shares of common stock in connection with the acquisition of WazAlliance that was completed in May 2005; the shares were recorded at a fair value of $135,333. The Company also issued 100,000 shares of common stock to an agency as compensation for broker fees relating to this acquisition that were valued at $15,000.

In June 2005, the Company issued 2,200,000 shares of common stock in full satisfaction of the promissory notes, and related accrued interest, totaling $535,188 that were issued in connection with the July 2004 acquisition of Clover.

In July and August 2005, the Company issued a total of 10,000,000 shares of its common stock owed to the former owner of AFN, completing the acquisition. These shares were valued at $0.15 per share, based on the market value of the Company’s common stock at the time the basic terms of the acquisition were negotiated.

In September 2005, the Company issued 1,505,360 shares of its common stock owed to the former owners of Evergreen, completing the acquisition. These shares were valued at $0.1535 per share, based on the market value of the Company’s common stock at the time the basic terms of the acquisition were negotiated.

In October 2005, the Company completed the conversion of debentures and other amounts owed to the former owners of The River with the issuance of 1,846,733 shares of common stock to the note holders.

In November 2005, the Company issued 4,357,798 shares of its common stock in connection with its acquisition of InReach.

In December 2005, the Company issued 300,000 shares of its common stock, valued at $58,500, in connection with receipt of investment banking services.

During the nine months ended December 31, 2005, the Company issued 55,000,000 shares of common stock to the escrow agent for use in the conversion of borrowings made under the SEDA.

Stock Options and Warrants

The stockholders of the Company have approved the issuance of 30,000,000 shares of common stock in connection with stock options granted pursuant to the 2001 Equity Performance Plan (the “2001 Plan”). In addition, the Company has issued options and warrants to purchase common stock to key personnel pursuant to specific authorization of the board of directors outside the scope of the 2001 Plan. The following tables summarize the stock option activity and the warrant activity for the nine months ended December 31, 2005 (unaudited):

	Number of	Weighted-Average
Stock Options --	Options	Exercise Price

Outstanding - March 31, 2005	1,725,000	$0.192
Granted	8,696,000	$0.231
Exercised	-	$-
Cancelled	-	$-
Outstanding - December 31, 2005	10,421,000	$0.225

Exercisable - December 31, 2005	1,085,416	$0.176

	Number of	Weighted-Average
Stock Warrants --	Warrants	Exercise Price

Outstanding - March 31, 2005	61,232,500	$0.117
Granted	19,600,000	$0.290
Exercised	-	$-
Cancelled	1,000,000	$0.018
Outstanding - December 31, 2005	79,832,500	$0.1609

Exercisable - December 31, 2005	68,284,353	$0.1584

NOTE 10-LIABILITY FOR COMMON STOCK TO BE ISSUED

As the purchase prices of certain acquisitions are subject to post-closing adjustments, some of the common stock of Mobilepro due to the former owners of such acquired companies may not yet be issued. The $53,167 liability for common stock to be issued at December 31, 2005, reflecting an obligation to issue 366,666 shares, relates to the acquisition of WazAlliance.

NOTE 11-BASIC AND DILUTED INCOME (LOSS) PER SHARE

Basic income (loss) per share includes no dilution and is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income (loss) per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The effects of the assumed exercise of outstanding stock options and warrants and the assumed conversion of the Debenture and other convertible notes payable for the three and nine months ended December 31, 2005 and 2004 were antidilutive as the Company incurred net losses in these periods.

NOTE 12-EXCHANGE OF PAYPHONES

In September 2005, Davel sold the majority of the payphones and certain related assets and liabilities of its Bronx, New York field service office (2,204 payphones) for a net selling price of $962,246. Davel recognized a $91,373 gain on the sale of the net assets and incurred $144,073 of exit and disposal activity costs associated with the closing of its Bronx field service office. The net loss before income taxes of $52,700 is included in other general and administrative expenses in the accompanying condensed consolidated statement of operations for the nine months ended December 31, 2005. Davel also entered into agreements with the purchaser of its payphones to acquire certain of their payphones in Florida and to maintain, to service and to collect Davel’s remaining payphones in the New York City area. On September 30, 2005, Davel acquired 2,240 payphones located in Florida from the purchaser for a net purchase price of $784,000.

NOTE 13-COMMITMENTS

In June 2005, Mr. Jay O. Wright, the Company’s President and Chief Executive Officer, extended his employment agreement with the Company through 2007, with the extension stipulating annual salary amounts during the term, restructuring the basis for bonus awards, and providing severance payment terms. The Company also has an employment contract with each senior executive, including the chief financial officer, the general counsel, and the general managers of the wirelss network segment, the Internet service segment, CloseCall and Davel.

In August 2004, the Company announced its intention to issue a property dividend of 3,073,113 shares of common stock of Solution Technology International, Inc. (“STI”). The Company has a 5% ownership interest in STI. The Company stockholders are expected to receive one share of registered (i.e. “free-trading”) STI stock for approximately every 93 shares of the Company stock that they own, based on the existing shares outstanding and certain warrants. The Company’s board of directors set September 15, 2004 as the record date for the stock dividend. In March 2005, STI withdrew its registration statement from the United States Securities and Exchange Commission. STI is contemplating other options to become a publicly traded company. The Company intends to pursue issuance of the property dividend upon STI obtaining its public listing. At this time, no date has been established for such listing, and there is no assurance that the STI dividend will ever occur.

NOTE 14-LITIGATION

At the time that the Company acquired 95.2 % of the stock of Davel, Davel was a defendant in a civil patent infringement lawsuit captioned Gammino v. Cellco Partnership d/b/a Verizon Wireless, et al., filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiff claims that Davel and other defendants allegedly infringed its patent involving the prevention of fraudulent long-distance telephone calls and is seeking damages in connection with the alleged infringement. Davel continues to review and investigate the allegations set forth in the complaint, continues to assess the validity of the Gammino Patents and is in the process of determining whether the technology purchased by Davel from third parties infringes upon the Gammino Patents. According to the terms of the Davel acquisition agreement, the former secured lenders, subject to certain limitations, have agreed to reimburse the Company for the litigation costs and any losses resulting from the Gammino lawsuit from future regulatory receipts that were assigned previously to them by Davel. Any such regulatory receipts are deposited into a third-party escrow account and are used to reimburse the Company for costs incurred. The secured lenders are not required to fund the escrow account or otherwise reimburse the Company for amounts, if any, in excess of actual regulatory receipts collected. Any amount remaining in the escrow account at the conclusion of the litigation is to be returned to the former secured lenders. The Company has received significant regulatory receipts that are being held in escrow. The case is in the discovery phase of the litigation. The Company is unable to predict the likely outcome or assess the sufficiency of the escrowed receipts to cover legal costs and losses, if any, related to this matter.

NOTE 15- SEGMENT INFORMATION

The Company’s reportable operating segments include voice services, Internet services and wireless networks. Results of operations and certain asset data relating to the Company’s business segments for the three-month periods ended December 31, 2004 and 2005 were as follows (unaudited):

The Three Month Period	Voice	Internet	Wireless
Ended December 31, 2004	Services	Services	Networks	Corporate	Total
Revenues	$12,391,227	$4,735,906	$-	$-	$17,127,133
Cost of revenues	(6,327,807)	(2,305,471)	-	-	(8,633,278)
Other operating expenses	(5,154,612)	(1,942,579)	(34,555)	(2,618,386)	(9,750,132)
Depreciation and amortization	(410,339)	(158,731)	(3,647)	(220,000)	(792,717)
Interest and other, net	83,312	(41,871)	(70,216)	(877,121)	(905,896)
Net income (loss)	$581,781	$287,254	$(108,418)	$(3,715,507)	$(2,954,890)

Total assets	$35,024,547	$18,245,134	$15,267	$20,583,028	$73,867,976
Fixed assets, net of accumulated depreciation	$11,599,256	$1,250,436	$10,940	$-	$12,860,632
Goodwill, net of impairment	$18,634,703	$14,070,629	$-	$-	$32,705,332

The Three Month Period	Voice	Internet	Wireless
Ended December 31, 2005	Services	Services	Networks	Corporate	Total
Revenues	$18,505,132	$4,534,617	$3,204,857	$-	$26,244,606
Cost of revenues	(9.862,109)	(2,250,087)	(1,678,000)	-	(13,790,196)
Other operating expenses	(7,621,737)	(2,164,515)	(1,877,055)	(720,218)	(12,383,525)
Depreciation and amortization	(999,883)	(101,227)	(192,883)	-	(1,293,993)
Goodwill impairment	(1,818,910)	(1,945,519)	-	-	(3,764,429)
Restructuring costs	-	(1,335,612)	-	-	(1,335,612)
Interest, net	18,809	(2,271)	21,093	(620,416)	(582,785)
Minority interests	-	-	(49,798)	-	(49,798)
Net loss	$(1,778,698)	$(3,264,614)	$(571,786)	$(1,340,634)	$(6,955,732)

Total assets	$51,450,926	$19,681,335	$10,923,229	$1,331,397	$83,386,887
Fixed assets, net of accumulated depreciation	$11,431,676	$1,701,120	$1,153,358	$-	$14,286,154
Goodwill, net of impairment	$20,568,280	$16,248,330	$494,219	$-	$37,310,829

Results of operations relating to the Company’s business segments for the nine-month periods ended December 31, 2004 and 2005 were as follows (unaudited):

The Nine Month Period	Voice	Internet	Wireless
Ended December 31, 2004	Services	Services	Networks	Corporate	Total
Revenues	$13,346,798	$9,303,568	$-	$615,000	$23,265,366
Cost of revenues	(6,794,042)	(4,364,548)	-	-	(11,158,590)
Other operating expenses	(5,520,495)	(3,730,718)	(813,266)	(4,979,895)	(15,044,374)
Depreciation and amortization	(438,259)	(327,679)	(10,941)	(513,333)	(1,290,212)
Interest and other, net	83,312	(83,126)	(70,216)	(1,162,250)	(1,232,280)
Net income (loss)	$677,314	$797,497	$(894,423)	$(6,040,478)	$(5,460,090)

The Nine Month Period	Voice	Internet	Wireless
Ended December 31, 2005	Services	Services	Networks	Corporate	Total
Revenues	$56,301,164	$12,395,635	$6,600,302	$-	$75,297,101
Cost of revenues	(27,113,902)	(5,988,818)	(3,363,733)	-	(36,466,453)
Other operating expenses	(22,853,007)	(5,600,769)	(4,031,131)	(1,688,849)	(34,173,756)
Depreciation and amortization	(2,511,742)	(268,154)	(376,500)	(7,293)	(3,163,689)
Goodwill impairment	(1,818,910)	(1,945,519)	-	-	(3,764,429)
Restructuring costs	-	(1,335,612)	-	-	(1,335,612)
Interest, net	10,769	(15,886)	30,294	(2,238,472)	(2,213,295)
Minority interests	35,645	-	(228,152)	-	(192,507)
Net income (loss)	$2,050,017	$(2,759,123)	$(1,368,920)	$(3,934,614)	$(6,012,640)

NOTE 13-SUBSEQUENT EVENTS

On January 31, 2006, the Company acquired the 49% minority interest in Kite in an all stock transaction for approximately 90,000,000 shares of the Company’s common stock. Effective at the closing, Mr. Jerry Sullivan, the Chief Executive Officer of Kite, was named President and Chief Operating Officer of the Company and Chief Executive Officer of the Company’s wireless networks business.

Subsequent to December 31, 2005, the Company drew $1,200,000 under the SEDA that was converted into 5,489,985 shares of the Company’s common stock. As the current SEDA expires on May 19, 2006, the outstanding notes payable to Cornell Capital that totaled $6,600,000 on December 31, 2006 will be paid or converted into shares of the Company’s common stock by that date.

On January 18, 2006, the Company issued 15,000,000 shares of its common stock to the escrow agent under the SEDA.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mobilepro Corp. and Subsidiaries
Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of Mobilepro Corp. and Subsidiaries as of March 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobilepro Corp. and Subsidiaries as of March 31, 2005 and 2004 and the results of its operations, changes in stockholders’ equity (deficit) and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey
May 20, 2005

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS
Cash and cash equivalent	$4,669,787	$1,955,607
Restricted cash	429,954	-
Accounts receivable, net	12,658,313	139,553
Investments, at cost	450,000	-
Prepaid expenses and other current assets	2,061,697	10,983

Total Current Assets	20,269,751	2,106,143

Fixed assets, net of depreciation	13,193,056	136,498

OTHER ASSETS
Other assets	1,277,897	2,837
Deferred financing fees, net of amortization	1,026,667	-
Customer lists, net of amortization	114,311	-
Intangible assets, net of amortization	3,343,628	-
Goodwill, net of impairment	33,597,621	1,112,695

	39,360,124	1,115,532

TOTAL ASSETS	$72,822,931	$3,358,173
The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
MARCH 31, 2005 AND 2004
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2005	2004
CURRENT LIABILITIES
Current portion of long-term debt and notes payable	$19,035,263	$63,633
Notes payable under the Standby Equity Distribution Agreement	6,500,000	-
Notes payable under the Equity Line of Credit	-	1,800,000
Deferred revenue	3,470,731	58,202
Accounts payable and accrued expenses	19,863,088	589,819

Total Current Liabilities	48,869,082	2,511,654

LONG-TERM LIABILITIES
Long-term debt and notes payable, net of current maturities	999,196	560,200

Total Long-Term Liabilities	999,196	560,200

TOTAL LIABILITIES	49,868,278	3,071,854

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $.001 par value, 5,035,425 shares authorized
and 35,378 shares issued and outstanding at March 31, 2005 and 2004	35	35
Common stock, $.001 par value, 600,000,000 shares authorized and 355,918,011 and 220,493,159 shares issued and outstanding
at March 31, 2005 and 2004	355,918	220,493
Additional paid-in capital	43,195,250	15,902,619
Accumulated deficit	(21,196,550)	(15,836,828)
Minority interest	600,000	-

Total Stockholders' Equity (Deficit)	22,954,653	286,319

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$72,822,931	$3,358,173

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004

REVENUES	$46,508,144	$311,355

OPERATING COSTS AND EXPENSES
Cost of services (exclusive of depreciation and amortization)	22,551,240	117,349
Professional fees and compensation expenses	12,555,710	1,577,782
Advertising and marketing expenses	1,610,285	36,995
Research and development costs	30,324	1,620
General and administrative expenses	10,018,298	186,599
Office rent and expenses	952,475	105,142
Travel and entertainment expenses	243,758	48,020
Depreciation and amortization	2,067,213	21,000
Total Operating Costs and Expenses	$50,029,303	$2,094,507

LOSS BEFORE OTHER INCOME (EXPENSE)	(3,521,159)	(1,783,152)

OTHER INCOME (EXPENSE)
Amortization of discount and interest on conversion of debt	(375,150)	(353,342)
Interest income	17,210	-
Other income	111,089	-
Interest expense	(1,591,712)	(21,350)
Total Other Income (Expense)	(1,838,563)	(374,692)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(5,359,722)	(2,157,844)
Provision for income taxes	-	-

NET LOSS APPLICABLE TO COMMON SHARES	$(5,359,722)	$(2,157,844)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	289,933,904	111,591,658

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

					Additional			Stockholders'
	Preferred Stock		Common Stock		Paid-In	Minority	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Interest	Deficit	(Deficit)
BALANCE - MARCH 31, 2003	35,378	$35	30,175,122	$30,175	$11,538,979	$-	$(13,678,984)	$(2,109,795)

Shares issued as compensation	-	-	350,000	350	8,400	-	-	8,750

Shares issued under MOU agreement	-	-	3,500,000	3,500	64,750	-	-	68,250

Shares issued in conversion of debentures	-	-	16,130,887	16,131	190,454	-	-	206,585

Shares issued in conversion of advances	-	-	17,057,971	17,058	171,942	-	-	189,000

Shares issued in acquisition of DFW Internet Services, Inc.	-	-	18,761,726	18,762	231,238	-	-	250,000

Shares issued under $10 million Equity Line of Credit	-	-	134,517,453	134,517	3,322,240	-	-	3,456,757

Accounts payable settlements with vendors	-	-	-	-	374,616	-	-	374,616

Net loss for the year ended March 31, 2004	-	-	-	-	-	-	(2,157,844)	(2,157,844)

BALANCE - MARCH 31, 2004	35,378	35	220,493,159	220,493	15,902,619	-	(15,836,828)	286,319

Shares issued under $10 million Equity Line of Credit	-	-	10,000,000	10,000	4,031,691	-	-	4,041,691

Shares issued pursuant to settlement agreement	-	-	2,000,000	2,000	88,000	-	-	90,000

Shares issued for services related to SB-2 filing	-	-	8,000,000	8,000	1,752,000	-	-	1,760,000

Shares issued for cash	-	-	421,037	421	23,578	-	-	23,999

Shares issued for consulting	-	-	100,000	100	14,900	-	-	15,000

Shares issued for cash	-	-	2,000,000	2,000	56,000	-	-	58,000

Shares issued in acquisition of ShreveNet, Inc.	-	-	878,816	879	189,121	-	-	190,000

Shares issued for cash	-	-	25,000	25	2,475	-	-	2,500

Shares issued in acquisition of Affinity Telecom	-	-	5,000,000	5,000	-	-	-	5,000

Shares issued in acquisition of CloseCall America, Inc.	-	-	39,999,999	40,000	9,960,000	-	-	10,000,000

Warrants issued in acquisition of Davel Communications, Inc.	-	-	-	-	333,500	-	-	333,500

Terminated put agreement with prior Affinity Telecom shareholders	-	-	-	-	995,000	-	-	995,000

Shares issued for consulting	-	-	500,000	500	15,500	-	-	16,000

Shares issued in acquisition of the assets of Web One, Inc.	-	-	1,500,000	1,500	298,500	-	-	300,000

Terminated put agreement with prior DFW Internet Services, Inc. shareholders	-	-	-	-	250,000	-	-	250,000

Shares issued under $100 million Standby Equity Distribution Agreement	-	-	65,000,000	65,000	9,282,366	-	-	9,347,366

Minority interest in Davel acquisition	-	-	-	-	-	600,000	-	600,000

Net loss for the year ended March 31, 2005	-	-	-	-	-	-	(5,359,722)	(5,359,722)

BALANCE - MARCH 31, 2005	35,378	$35	355,918,011	$355,918	$43,195,250	$600,000	$(21,196,550)	$22,954,653

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,359,722)	$(2,157,844)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation and amortization	2,067,213	21,000
Common stock issued for services and compensation	31,000	77,000
Investments received for miscellaneous services	(450,000)	-
Amortization of discount and interest on conversion of debt	375,150	353,342

Changes in assets and liabilities
(Increase) decrease in other current assets	916,786	(1,465)
(Increase) decrease in accounts receivable	(307,335)	17,215
(Increase) in other assets	(384,910)	-
Increase (decrease) in deferred revenue	609,979	(8,222)
Increase (decrease) in accounts payable and
and accrued expenses	3,155,408	(647,536)
Total adjustments	6,013,291	(188,666)

Net cash provided by (used in) operating activities	653,569	(2,346,510)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisitions	(32,960,500)	(350,000)
Cash received in acquisition of subsidiaries	5,827,223	47,756
Acquisition of intangible assets	(1,192,608)	-
Capital expenditures, net	(2,109,338)	(999)

Net cash (used in) investing activities	(30,435,223)	(303,243)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issuances	84,499	-
Borrowings under the equity line of credit, the standby equity
distribution agreement and other convertible debentures	17,700,000	4,785,000
Payments of other convertible debentures	-	(50,000)
Change in convertible debentures - officers, net	-	(97,617)
Proceeds (payments) of long-term debt, net	14,711,335	(38,738)

Net cash provided by financing activities	32,495,834	4,598,645
The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,714,180	1,948,892

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,955,607	6,715

CASH AND CASH EQUIVALENTS - END OF YEAR	$4,669,787	$1,955,607

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$533,050	$-

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Issuance of common stock for:
Conversion of notes payable to common stock	$13,000,000	$3,145,000
Conversion of other convertible debentures	$-	$206,585
Conversion of advances and payables to common stock	$-	$563,616
Deferred financing fees paid in common stock	$1,760,000	$-
Acquisition of DFW Internet Services, Inc.	$-	$500,000
Liability for common stock to be issued	$300,000	$-
Assignment of bridge debentures receivable	$1,000,000	$-
Goodwill recorded in acquisitions	$32,785,618	$525,185

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004

NOTE 1-                ORGANIZATION AND BASIS OF PRESENTATION

Mobilepro Corp., a Delaware corporation, as of June 1, 2001 merged into Craftclick.com, Inc. with Craftclick being the surviving corporation and the Certificate of Incorporation and By-Laws of Craftclick being the constituent documents of the surviving corporation. In July 2001, the Company changed its name to Mobilepro Corp. (“Mobilepro” or “ Company”).

On March 21, 2002, Mobilepro entered into an Agreement and Plan of Merger with NeoReach, Inc. (“Neoreach”), a private Delaware company, pursuant to which a newly formed wholly owned subsidiary of Mobilepro merged into NeoReach in a tax-free transaction. NeoReach was a development stage company designing, developing and deploying various wireless technologies and solutions. The merger was consummated on April 23, 2002. As a result of the merger, NeoReach became a wholly owned subsidiary of Mobilepro. On April 23, 2002, the Company issued 12,352,129 shares of its common stock and no cash pursuant to the Agreement. The Board of Directors determined the consideration to be a fair compensation to the NeoReach shareholders. The issued shares were valued at a fair value of $6,546,628, based on the last trading price of $0.53 per share and assuming there was actual active trading of the stock at that time.

On March 12, 2003, the Company amended its Certificate of Incorporation and pursuant to a board resolution, increased the authorized level of common stock from 50,000,000 to 600,000,000. The Board of Directors of the Company subsequently authorized an increase in  the number of shares authorized under its 2001 Equity Performance Plan from 1,000,000 to 6,000,000.

On January 19, 2004, the Company consummated a Stock Purchase Agreement with DFW Internet Services, Inc. A newly formed, wholly-owned subsidiary of Mobilepro merged into DFW Internet Services, Inc. in a tax-free exchange transaction. As a result of the merger, DFW Internet Services, Inc. is now a wholly owned subsidiary of Mobilepro. In March 2004, the Company issued 18,761,726 shares of common stock to the holders of DFW Internet Services, Inc. in a share exchange for 100% of DFW Internet Services, Inc. common stock. The issued shares were valued at a fair value of $500,000 based on the average 20-day closing price ($0.02665 per share) prior to January 19, 2004.

In March 2004, DFW Internet Services, Inc. acquired Internet Express, Inc., an Internet service provider in southeast Texas for $650,000 in cash and promissory notes.

In April 2004, DFW Internet Services, Inc. acquired August.net Services LLC, an Internet service provider in Texas for $1,730,000 in cash and promissory notes.

In June 2004, DFW Internet Services, Inc. acquired ShreveNet, Inc., an Internet service provider in Louisiana for $1,250,000 in cash and common stock. The issued shares were valued at a fair value of $190,000 based on the average 20-day closing price ($0.2162 per share) prior to June 3, 2004. The Company issued the common stock in August 2004.

In June 2004, DFW Internet Services, Inc. acquired certain assets of Crescent Communications, Inc., an Internet service provider in Houston for $1,194,767 in cash and a promissory note.

In June 2004, the Company acquired US1 Telecommunications, Inc., a long distance provider in Kansas, for $200,000 in cash and conditional promissory notes.

In July 2004, DFW Internet Services, Inc. acquired Clover Computer Corporation, a Coshocton, Ohio-based Internet services provider with operations in several Ohio cities, for $1,250,000 in cash and promissory notes.

In July 2004, DFW Internet Services, Inc. acquired Ticon.net, a Janesville, Wisconsin-based Internet service provider with operations in Janesville and Milwaukee, for $1,000,000 in cash and promissory notes.

In August 2004, the Company acquired Affinity Telecom, a Michigan-based Competitive Local Exchange Carrier (“CLEC”) and long distance carrier. The Company paid $3,440,000 in cash, notes, and a convertible note. The Agreement and Plan of Merger by and between the Company and Affinity Telecom was amended as of December 2004 due to certain disputes regarding the financial condition of Affinity Telecom. The Amendment resulted in a reduction in the aggregate consideration the Company paid by approximately $927,000.

In August 2004, DFW Internet Services, Inc. acquired the customer base, corporate name and certain other assets of Web One, Inc., a Kansas City, Missouri-based Internet service and web-hosting provider for $2,000,000 in cash and common stock. In March 2005, a subsequent post closing adjustment resulted in the Company recognizing a reduction in the aggregate consideration the Company paid by $40,000.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 1-             ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

In September 2004, DFW Internet Services, Inc. acquired World Trade Network, Inc. an Internet services provider based in Houston, Texas, for $1,700,000 in cash and promissory notes. In March 2005, a subsequent post closing adjustment resulted in the Company recognizing a reduction in the aggregate consideration the Company paid by $500,000.

In September 2004, DFW Internet Services, Inc. acquired The River Internet Access Co. an Internet services provider based in Tucson, Arizona, for $2,467,204 in cash and promissory notes.

In October 2004, the Company acquired CloseCall America, Inc. a Maryland-based CLEC, offering local, long distance, 1.800CloseCall prepaid calling cards, wireless, dial-up and DSL Internet telecommunications services. The purchase price included cash of $8,000,000 and 39,999,999 shares of common stock valued at $10,000,000 plus warrants to purchase 3,500,000 additional shares of common stock. The 39,999,999 shares are restricted under SEC Rule 144 and the 2,500,000 and 1,000,000 warrants issued have strike prices of $0.30 and $0.35 per share, respectively.

In November 2004, in connection with our acquisition of 100% of Davel Communication, Inc.’s (“Davel”) senior secured debt in the approximate principal amount of $103.1 million, a $1.3 million note payable by Davel to one of its secured lenders, and the assignment to Mobilepro of approximately 95.2% of the common stock of Davel, we agreed to purchase the remaining issued and outstanding shares of Davel. Davel is an owner and operator of approximately 38,000 payphones in approximately 25,000 locations in 45 states and the District of Columbia. The Company acquired 100% of Davel's approximately $104.4 million in total secured debt and 95.2% of Davel's common stock for a price of $14.33 million. The purchase price included cash of $14,000,000 plus warrants to purchase up to 5,000,000 shares of common stock at the price of $0.30 per share. Additionally, the Company agreed to purchase the remaining 4.8% of Davel’s common stock at a minimum price of $0.015 per share. In May 2005, Davel fulfilled this obligation by executing a reverse stock split and paying a cash purchase price of $450,000 for fractional shares held by the minority stockholders.

The schedule included as Exhibit 1 to the consolidated financial statements presents the aggregate purchase price for each of the Company’s significant acquisitions in the year ended March 31, 2005 and the allocation of the purchase price amounts to the assets of the acquired businesses. The proforma information presented on Exhibits 2 and 3 reflects the acquisitions as if they had occurred on April 1, 2003. These results are not necessarily indicative of future operating results or those that would have occurred had the acquisitions been consummated on that date.

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash or cash equivalents.

The Company maintains cash and cash equivalents with a financial institution that exceeds the limit of insurability under the Federal Deposit Insurance Corporation. However, due to management’s belief in the financial strength of Bank of America, management does not believe the risk of keeping deposits in excess of federal deposit limits at Bank of America to be a material risk.

Restricted Cash

The Company is required to maintain letters of credit collateralized by cash as additional security for the performance of obligations under certain service agreements. In addition, cash is held as collateral for a note payable to the bank for an expansion loan as disclosed in Note 8. The cash collateral is restricted and is not available for the Company’s general working capital needs. The letters of credit expire in calendar 2005. At March 31, 2005 and 2004, restricted cash was $429,954 and $0, respectively.

Revenue Recognition

The Company in January 2004 emerged from the development stage with the acquisition of DFW Internet Services, Inc. The Company, as it relates to Internet services, recognizes income when the services are rendered and collection is reasonably assured and recognizes deferred revenue as a liability on services the Company pre-bills.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Revenue derived from local, long-distance and wireless calling, and Internet access is recognized in the period in which subscribers use the related service. Deferred revenue represents the unearned portion of local, wireless and internet services that is billed in advance.

Revenue from product sales that contain embedded software is recognized in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition.”

Revenue from product sales is recognized based on the type of sale transaction as follows:

Shipments to Credit-Worthy Customers with No Portion of the Collection Dependent on Any Future Event: Revenue is recorded at the time of shipment.

Shipments to a Customer without Established Credit: These transactions are primarily shipments to customers who are in the process of obtaining financing and to whom the Company has granted extended payment terms. Revenues are deferred (not recognized) and no receivable will be recorded until a significant portion of the sales price is received in cash.

Shipments where a portion of the Revenue is Dependent upon Some Future Event: These consist primarily of transactions involving value-added resellers to an end user. Under these agreements, revenues are deferred and no receivable will be recorded until a significant portion of the sales price is received in cash. On certain transactions, a portion of the payment is contingent upon installation or customer acceptance.

Upon non-acceptance, the customer may have a right to return the product. The Company does not recognize revenue on these transactions until these contingencies have lapsed.

Certain of the Company’s product sales are sold with maintenance/service contracts. The Company allocates revenues to such maintenance/service contracts based on vendor-specific objective evidence of fair value as determined by the Company’s renewal rates. Revenue from maintenance/service contracts are deferred and recognized ratably over the period covered by the contract.

The Company, in addition to its Internet and voice services, from time to time receives miscellaneous revenues. During the years ended March 31, 2005 and 2004, the Company generated $615,000 and $0 in miscellaneous revenues, respectively. The miscellaneous revenue for the year ended March 31, 2005 included $450,000 that was received for services rendered in the form of common stock and is recorded on the consolidated balance sheet as investments at the fair value of the common stock received. The two common stock transactions involved a software company based in Maryland and a specialized electronic assembly prototyping engineering firm in Texas. (See Notes 2, 3, 10 and 14)

Davel derives its payphone revenues from two principal sources: coin calls and non-coin calls. Coin calls represent calls paid for by callers with coins deposited into a payphone. Coin call revenues are recorded in the amount of coins deposited in the payphones and in the period deposited. Revenue from non-coin calls, that includes dial-around compensation, and operator service revenue, is recognized in the period in which the customer places the call. Coin call and non-coin call revenues recorded and recognized are ultimately reconciled to actual cash receipts. Any variation between recorded revenue and receipt is accounted for at the time of receipt.

Operator Service Revenue: Non-coin operator service calls are serviced by independent operator service providers. These carriers assume billing and collection responsibilities for operator-assisted calls originating on Davel’s payphone network and pay “commissions” to Davel based upon gross revenues. Davel recognizes operator service revenues in amounts equal to the commission that it is entitled to receive during the period the service is rendered.

Dial-around Revenue: Davel also recognizes non-coin dial-around revenues from calls that are dialed from its payphones to gain access to a long distance company or to make a traditional “toll free” call (dial-around calls). Revenues from dial-around calls are recognized based on estimates using the Company’s historical collection experience because a) the interexchange carriers (“IXCs”) have historically paid for fewer dial-around calls than are actually made (See Note 18) and b) the collection period for dial-around revenue is generally four to six months but can be in excess of a year. Davel’s estimate of revenue is based on historical analyses of calls placed versus amounts collected. These analyses are updated on a periodic basis. Recorded amounts of revenue may be adjusted based on actual receipts and/or the subsequent revision of prior estimates. Revenues for the fiscal year ended March 31, 2005 included a reduction to previously recorded revenues of $167,319.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Effective July 14, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. The statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. There no federal or material state income taxes paid or due for the years ended March 31, 2005 and 2004, respectively. (See Note 17)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Advertising Costs

The Company expenses the costs associated with advertising as incurred. Advertising and promotional expenses were approximately $1,610,285 and $36,995 for the years ended March 31, 2005 and 2004, respectively.

Fixed Assets

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs associated with normal maintenance, repair, and refurbishment of telephone equipment are charged to expense as incurred. The capitalized cost of equipment and vehicles under capital leases is amortized over the lesser of the lease term or the asset’s estimated useful life, and is included in depreciation and amortization expense in the consolidated statements of operations.

Uninstalled payphone equipment consists of replacement payphones and related equipment and is carried at the lower of cost or fair value.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized as income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from renewals or betterments.

Location Contracts

Location contracts of $3,066,129 include acquisition costs allocated to location owner payphone contracts and other costs associated with obtaining written and signed location contracts. These assets are amortized on a straight-line basis over their estimated useful lives based on contract terms (generally 5 years). Amortization expense related to location contracts was $253,805 and $-0- for the years ended March 31, 2005 and 2004, respectively. Accumulated amortization as of March 31, 2005 and 2004 was $253,805 and $-0-, respectively.

Reclassifications

Certain amounts in the March 31, 2004 financial statements were reclassified to conform to the March 31, 2005 presentation. The reclassifications in the March 31, 2004 financial statements resulted in no changes to the accumulated deficits.

Accounts Receivable

The Company conducts business and extends credit based on an evaluation of the customers’ financial condition, generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances. The Company has an allowance for doubtful accounts of $529,945 at March 31, 2005 relating to accounts receivable other than dial-around compensation.

Accounts receivable, other than dial-around compensation, are generally due within 30 days and collateral is not required. Unbilled accounts receivable represents amounts due from customers for which billing statements have not been generated and sent to the customers.

 MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

Trade accounts receivable are concentrated with companies in the telecommunications industry. Accordingly, the credit risk associated with the trade accounts receivable will fluctuate with the overall condition of the telecommunications industry. The primary component of accounts receivable relates to the Company’s estimates of dial-around revenues as described below. As a result, such estimates are based on the Company’s historical collection experience and accounts receivable does reflect a general or specific provision for an allowance for doubtful accounts. During all periods presented, credit losses, to the extent identifiable, were within management’s overall expectations.

Segment Information

The Company follows the provisions of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions.

Deferred Financing Fees

The Company, in May 2004, issued 8,000,000 shares of common stock with a value of $1,760,000 in connection with its Standby Equity Distribution Agreement (the "SEDA"). These shares were issued as payment for financing fees to Cornell Capital for issuing the SEDA. The agreement runs for a period of 24 months and the Company will amortize this fee over that period of time. The Company incurred $733,333 in amortization expense for the year ended March 31, 2005. (See Note 9)

Earnings (Loss) per Share of Common Stock

Historical net income (loss) per common share (“EPS”) is computed using the weighted average number of common shares outstanding. Diluted earnings per share include additional dilution from common stock equivalents, such as common stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computations of diluted earnings per share for the years ended March 31, 2005 and 2004 because to do so would have been anti-dilutive on a per share basis for the periods presented.

The following is a reconciliation of the weighted average shares outstanding for basic and diluted EPS for the years ended:

	March 31, 2005	March 31, 2004
Net loss	$(5,359,722)	$(2,157,844)

Weighted-average common shares outstanding (Basic)	289,933,904	111,591,658

Weighted-average common stock
equivalents --
Stock options	-	-
Warrants	-	-

Weighted-average common shares outstanding (Diluted)	289,933,904	111,591,658
Net loss per share, basic and diluted	$(0.02)	$(0.02)

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (the "FASB")  issued Statement No. 142, “Goodwill and Other Intangible Assets”. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, “Intangible Assets”. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. The Company has recorded $32,785,618 of goodwill in connection with its acquisitions. The Company has also acquired other intangible assets of certain Internet service providers, CloseCall and Davel. The Company performs its annual impairment test for goodwill at fiscal year-end. As of March 31, 2005, the Company has determined that there is no impairment of its goodwill.

The Company capitalizes computer software development costs and amortizes these costs over an estimated useful life of 5 years.

Investments

On June 29, 2004, the Company entered into a Business Development Agreement with Solution Technology International, Inc. (“STI”), a company based in Maryland, whereby the Company provided services to STI in exchange for a 5% ownership in the company. The value of the investment is $150,000 and is included in the consolidated balance sheet at March 31, 2005. (See Notes 2, 3, 10 and 14)

The Company on August 26, 2004 entered into a Business Development Agreement with Texas Prototypes, a company based in Texas, whereby the Company provided services to Texas Prototypes in exchange for a 5% ownership in the company. The value of the investment is $300,000 and is included in the consolidated balance sheet at March 31, 2005. (See Notes 2, 3, 10 and 14)

Accounts Payable and Accrued Liabilities

	2005	2004

Accounts payable	$17,250,586	$499,819

Accrued compensation	1,675,124	90,000

Accrued interest expense	937,378	-

Total	$19,863,088	$589,819

Stock-Based Compensation

Employee stock awards under the Company's compensation plans are accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. The Company provides the disclosure required by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation ” (“SFAS 123”), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and have adopted the enhanced disclosure provisions of Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of SFAS No. 123” (“SFAS No.148”).

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period. In each of the periods presented, the vesting period was the period in which the options were granted.

The Company measures compensation expense for its non-employee stock-based compensation under the FASB Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

On October 3, 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), that is applicable to financial statements for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede Statement of Financial Accounting Standards 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of APB Opinion No. 30, “Reporting the Results of Operations.” This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value or carrying amount. This standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). This statement rescinds (1) Statement of Financial Accounting Standard No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (SFAS No. 4”), (2) an amendment of that statement, Statement of Financial Accounting Standard No. 44, “Accounting for Intangible Assets of Motor Carriers”, and (3) Statement of Financial Accounting Standard No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This statement amends Statement of Financial Accounting Standard No. 13, “Accounting for Leases” (“SFAS No. 13”) to eliminate inconsistencies between the required accounting for sales-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions. Also, this statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Provisions of SFAS No. 145 relating to the rescission of SFAS No. 4 were effective for the Company on November 1, 2002, and provisions affecting SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a significant impact on the Company's results of operations or financial position.

In July 2002, the FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. Activities covered by this standard that are entered into after that date will be recorded in accordance with provisions of SFAS No. 146. The adoption of SFAS No. 146 did not have a significant impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 that amended SFAS No. 123, to provide alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends Accounting Principles Board Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements covering fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee compensation using the intrinsic value method of APB No. 25, but has adopted the enhanced disclosure requirements of SFAS 148.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this new statement should be applied prospectively. The adoption of this statement did not have a significant impact on the Company's results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 2-                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of this statement did have a significant impact on the Company's results of operations or financial position. (See Note 10)

In November 2002, the FASB issued Interpretation No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), that requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligation assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The recognition requirements are effective for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions. The adoption of FIN 45 did not have a significant impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) that requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant impact on the Company' results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”) that requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS No. 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25 as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company has not yet determined the affect that the adoption of this new statement will have on the Company’s historical financial position or results of operations, however it is expected to include the increase in compesation expense for equity and liability instruments issued to employees in the future.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs” (“SFAS No. 151”), that requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company does not have manufacturing operations or goods held for resale and does not expect the adoption of SFAS No. 151 to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, “Exchanges of Nonmonetary Assets - an Amendment of APB Opinion No. 29” (“SFAS No. 153”), that amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” Previously, APB No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 3-                BRIDGE DEBENTURES RECEIVABLE

On August 23, 2004, the Company provided a $700,000 bridge debenture to Texas Prototypes, which was convertible into common stock of Texas Prototypes. The debenture was secured by the assets of Texas Prototypes. In March 2005, the Company assigned its Texas Prototypes bridge debenture receivable to Cornell Capital Partners, L.P. ("Cornell") in exchange for the elimination of its $700,000 note payable to Cornell. As of March 31, 2005, the principal balance of the bridge debenture receivable was $0. (See Notes 2, 10 and 14)

On August 25, 2004, the Company provided a $300,000 bridge debenture to Solution Technology International, Inc. ("STI") which was convertible into Common Stock of STI. The debenture is secured by the assets of STI. In March 2005, the Company assigned its STI bridge debenture receivable to Cornell in exchange for the elimination of its $300,000 note payable to Cornell. As of March 31, 2005, the principal balance of the bridge debenture receivable was $0. (See Notes 2, 10 and 14)

NOTE 4-                INTANGIBLE ASSETS - VOICE ACQUISITIONS

The Company recorded an intangible asset for the cost of a customer list at $134,484, which was acquired in June 2004.  Amortization expense for the customer list was $20,173 for the year ended March 31, 2005.

NOTE 5-                FIXED ASSETS

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Property and equipment as of March 31, 2005 and 2004 were as follows:

	Estimated Useful Lives (Years)	2005	2004
Furniture and fixtures	7	$387,861	$9,379
Machinery and equipment	5	13,584,088	371,437
Leasehold improvements	7	263,452	2,141
Vehicles	5	287,733	77,296
Total		14,523,134	460,253

Less accumulated depreciation		1,330,078	323,755
Property and equipment, net		$13,193,056	$136,498

There was $1,006,324 and $18,926 charged to operations for depreciation expense for the years ended March 31, 2005 and 2004, respectively. The Company acquired $11,953,544 and $117,956 in fixed assets from its acquisitions during the years ended March 31, 2005 and 2004, respectively.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 6-                LIABILITY FOR COMMON STOCK TO BE ISSUED

In August 2004, DFW Internet Services, Inc. acquired the customer base, corporate name and certain other assets of Web One, Inc., an Internet service provider in Kansas City, Missouri, for cash and common stock. The Company was obligated, subject to post closing adjustments, to issue 2,500,000 shares of common stock to the shareholders of Web One, Inc. as part of the acquisition price. The shares had a fair value of $500,000 based on the then current stock price ($0.20 per share) upon the final acceptance to the terms of the agreement. Certain provisions of the asset purchase agreement required subsequent adjustments to the purchase price. The adjustments were concluded in March 2005 and resulted in the Company paying the shareholders of Web One, Inc. $160,000 in cash and 1,500,000 shares of common stock at a fair value of $300,000. As a result, the Company recorded a $40,000 reduction in the purchase price in connection with the satisfaction of this liability.

NOTE 7-                NOTE PAYABLE - MARYLAND DEPARTMENT OF BUSINESS & ECONOMIC DEVELOPMENT

The Company entered into an agreement with the Maryland Department of Business and Economic Development (“DBED”) in the amount of $100,000, which represented DBED’s investment in the Challenge Investment Program (“CIP Agreement”), dated March 29, 2001. The term of the CIP Agreement was to extend through June 30, 2011.

In March 2004, the Company reached an agreement with DBED to accept the Company’s payment of $7,000 in cash for a full release of terms relating to the CIP. The Company made this payment in April 2004.

NOTE 8-                NOTES PAYABLE

The Company entered into a bank loan for $5,000 to purchase equipment in October 2003. The note accrued interest at an annual rate of 9% per annum and was scheduled to mature on October 1, 2004. The balance was paid off in September 2004.

Other bank debt consisted of the following:

Note payable to bank at $3,032 per month, including interest at prime plus 1% (6.75%) and maturing March 2006; secured by assets of World Trade Network, Inc.	$ 36,964
Note payable to a bank for a vehicle in the amount of $1,000 per month, including interest at 5.875%, secured by the CloseCall America, Inc. acquired vehicle.	37,745
Note payable to a bank for expansion in the amount of $4,317 per month, including interest at 4.25%, secured by the CloseCall America, Inc. company’s corporate vehicle.	102,839
Note payable to a company at $6,988 per month, including interest at 7.50%; secured by assets of the acquired company.	13,241
Note payable to an individual at $1,473 per month, including interest at 7.50%; secured by assets of the acquired company.	12,872
203,661
Less: Current maturities	(121,464)
Long-term bank debt	$ 82,197

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 8-                NOTES PAYABLE (CONTINUED)

Principal maturities of long-term debt are as follows:

Years Ending March 31,
2006	$121,464
2007	60,203
2008	15,245
2009	6,749
$203,661

NOTE 9-                STANDBY EQUITY DISTRIBUTION AGREEMENT AND EQUITY LINE OF CREDIT

Equity Line of Credit

On May 31, 2002, the Company entered into an Equity Line of Credit arrangement with Cornell that provided, generally, that Cornell would purchase up to $10 million of common stock over a two-year period, with the time and amount of such purchases, if any, at the Company’s discretion. Cornell purchased the shares at a 9% discount to the prevailing market price of the common stock.

There were certain conditions applicable to the Company’s ability to draw down on the $10 million Equity Line of Credit including the filing and effectiveness of a registration statement covering the resale of all shares of common stock that may have been issued to Cornell under the $10 million Equity Line of Credit and the Company’s adherence with certain covenants. The registration statement became effective May 9, 2003.

In the event Cornell was to hold more than 9.9% of the then-outstanding common stock of the Company, the Company would have been unable to draw down on the $10 million Equity Line of Credit.

In the year ended March 31, 2004, the Company drew $4,785,000 from Cornell in accordance with the $10 million Equity Line of Credit and advanced 134,517,453 shares of its common stock to the escrow agent in accordance with the terms of these loans. As of March 31, 2004, borrowings of $1,800,000 were outstanding, and 118,351,914 shares of common stock were issued to Cornell in the year ended March 31, 2004.

In the year ended March 31, 2005, the Company drew $2,000,000 from Cornell in accordance with the $10 million Equity Line of Credit and advanced 10,000,000 shares of its common stock to the escrow agent in accordance with the terms of these loans. During the year ended March 31, 2005, 25,276,134 shares of common stock were issued to Cornell under the Equity Line of Credit.

Standby Equity Distribution Agreement

On May 13, 2004, the Company entered into a $100 million SEDA arrangement with Cornell. The SEDA provides, generally, that Cornell will purchase up to $100 million of common stock over a two-year period, with the time and amount of such purchases, if any, at the Company’s discretion. Cornell will purchase the shares at a 2% discount to the prevailing market price of the common stock.

There are certain conditions applicable to the Company’s ability to draw down on the SEDA including the filing and effectiveness of a registration statement covering the resale of all shares of common stock that may be issued to Cornell under the SEDA and the Company’s adherence with certain covenants. The registration statement became effective May 27, 2004.

In the event that Cornell holds more than 9.9% of the then outstanding common stock of the Company, the Company will be unable to draw down on the $100 million SEDA. As of March 31, 2005, Cornell did not hold more than 9.9% of the then outstanding common stock of the Company.

In the year ended March 31, 2005, the Company drew $15,700,000 from Cornell in accordance with the $100 million SEDA and advanced 65,000,000 shares of its common stock to the escrow agent in accordance with the terms of these loans. As of March 31, 2005, borrowings of $6,500,000 were outstanding, and 52,172,192 shares of common stock were issued to Cornell during the year ended March 31, 2005 under the SEDA.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 10-              LONG-TERM DEBT

Corporate

On August 23, 2004, the Company borrowed $700,000 from Cornell. The amount was due in 180 days and carried an interest rate of 14%. The note was secured by the assets of the Company. The proceeds were advanced to Texas Prototypes by the Company in anticipation of Texas Prototypes’ initial public offering. In March 2005, the Company assigned its Texas Prototypes bridge debenture receivable to Cornell in exchange for the elimination of this note. (See Notes 2, 3 and 14)

On August 25, 2004, the Company borrowed $300,000 from Cornell. The amount was due in 180 days and carried an interest rate of 14%. The note was secured by the assets of the Company. The proceeds were advanced to Solution Technology International, Inc. (“STI”) by the Company in anticipation of STI’s initial public offering. In March 2005, the Company assigned its STI bridge debenture receivable to Cornell in exchange for eliminating this note. (See Notes 2, 3 and 14)

On August 27, 2004, the Company borrowed $8,500,000 from Cornell. The amount was due in one year and carries an interest rate of 12%. The note is secured by the assets of the Company and was utilized for the cash portion of the acquisition price of CloseCall. In December 2004, the Company converted $2,200,000 of the note balance into debt under the $100 million SEDA. In February 2005, the Company transferred $5,000,000 of the note balance into debt under the $100 million SEDA. As of March 31, 2005, the remaining principal balance of the note payable was $1,300,000 and the accrued interest on this note for the year ended March 31, 2005, was $198,838. The Company has classified the note and the accrued interest as short-term liabilities. Subsequent to year ended March 31, 2005, the $1,300,000 remaining amount due was transferred into debt under the $100 million SEDA. (See Note 20)

On September 22, 2004, the Company borrowed $3,700,000 from Cornell. The amount was due in one year and carries an interest rate of 12%. The note is secured by the assets of the Company and was utilized for the acquisition of The River Internet Access Co. and World Trade Network, Inc. As of March 31, 2005, the remaining principal balance of the note payable was $3,700,000 and the accrued interest on this note for the year ended March 31, 2005, was $85,151. The Company has classified the note and the accrued interest as short-term liabilities.

On November 15, 2004, the Company acquired $15,200,000 in bridge financing from Airlie Opportunity Master Fund (“Airlie”), a Greenwich, Connecticut-based institutional investor. The Company repaid $2,200,000 on November 30, 2004, and the remaining $13,000,000 note is payable on November 15, 2005 and carries an interest rate of 23%. The funds were utilized to complete the acquisition of 95.2% of the stock of Davel. as described in Note 1. The note is secured by all of the stock of Davel that was acquired by the Company on November 15, 2004, plus 100% of the Davel debt instruments that were acquired in the transaction. In addition, the note is secured by the assets of the Company, as subordinated by the pre-existing first lien of Cornell. As of March 31, 2005, the remaining principal balance of the note payable was $13,000,000 and the accrued interest payable on this note was $641,225. The Company has classified the note and the accrued interest as short-term liabilities. On May 13, 2005, the Company repaid this loan with proceeds from a financing completed on May 13, 2005. (See Note 20)

Internet Services Acquisitions

On June 21, 2004, DFW Internet Services, Inc. entered into an asset purchase agreement with Crescent Communications, Inc. The agreement included a promissory note payable to Crescent Communications, Inc. in the amount of $250,000, with simple interest accruing at 6% per annum, and monthly payments in the amount of $21,516 beginning on July 21, 2004. The note matures on June 21, 2005, and the monthly payments will apply first to interest with the remaining portion of the payment reducing the principal balance. The payments commenced on July 21, 2004, and the note outstanding balance on March 31, 2005, was $126,791. The interest on these notes for the year ended March 31, 2005, was $5,887, and accrued interest on the notes at March 31, 2005 was $1,918.

DFW Internet Services, Inc. entered into four (4) promissory notes with the prior owners of Ticon.net, Inc. for an aggregate principal amount of $250,000 plus interest computed at 6% per annum. The notes were made as of July 14, 2004, and matured on November 10, 2004. The note payments scheduled for November 10, 2004 were not made due to certain provisions of the stock purchase agreement requiring subsequent adjustments to the purchase price and outstanding notes.

Negotiations between the parties on the amount of the note adjustments were not concluded as of March 31, 2005. The adjustments mentioned above not withstanding, as of March 31, 2005, the principal balance on the notes was $250,000, and accrued interest on the notes for the year ended March 31, 2005, was $10,685. The total outstanding note balance plus interest are classified as short-term liabilities.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 10-              LONG-TERM DEBT (CONTINUED)

Internet Services Acquisitions (continued)

DFW Internet Services, Inc. entered into four (4) promissory notes with the prior owners of Internet Express, Inc. for an aggregate principal amount of $300,000. The notes were made as of March 1, 2004 and mature March 1, 2006. DFW Internet Services, Inc. has agreed to pay a monthly amount of $5,000 inclusive of interest towards the principal balance of $300,000 with the remaining $180,000 plus accrued interest to be paid by the maturity date. Interest on these notes will accrue at an annual rate of 6% per annum. The monthly payments will first be applied to interest and the remaining portion will be a reduction of the principal balance. The payments commenced on April 1, 2004. The balance at March 31, 2005 and 2004 on these promissory notes is $221,788 and $300,000, respectively. The interest expense on these notes for the year ended March 31, 2005 was $16,890, of which $1,800 was accrued at March 31, 2005. The total outstanding note balance plus interest are classified as short-term liabilities.

DFW Internet Services, Inc. entered into two (2) promissory notes with the prior owner of Clover Computer Corporation for an aggregate note principal amount of $542,264. The first note matures on July 6, 2005, and the second is a convertible note that matures on July 6, 2006. DFW Internet Services, Inc. agreed to a quarterly debt service inclusive of interest at a simple rate of 7% per annum on the first note, with the first quarterly payment of $70,774 to be made on October 6, 2004, and the last payment of the same amount will be due on July 6, 2005. The three payments scheduled for October 6, 2004, January 6, 2005, and April 6, 2005 were not made due to certain provisions of the stock purchase agreement requiring subsequent adjustments to the purchase price and outstanding notes. Negotiations between the parties on the amount of the note adjustments have not concluded as of March 31, 2005. The adjustments mentioned above not withstanding, the balance on March 31, 2005, on the first promissory note was $271,132, and accrued interest on this note for the year ended March 31, 2005, was $13,935. The total outstanding note balance plus interest are classified as short-term liabilities. The second note is a convertible note in the amount of $271,132 that matures on July 6, 2006, with simple interest computed at an annual rate of 4%, and a balloon payment of principal and interest at maturity. The principal balance on the note for the year ended March 31, 2005, was $271,132 with accrued interest of $7,963. The total outstanding balance and accrued interest were classified as long-term liabilities. At any time prior to maturity, the note holder has the right, at the holder’s option, to convert such outstanding balance of this note, in whole or in part, into common stock at a conversion price of $0.20 per share.

DFW Internet Services, Inc. entered into two (2) promissory notes with the prior owner of World Trade Network, Inc. for an aggregate principal amount of $500,000. Due to certain provisions of the stock purchase agreement requiring subsequent adjustments to the purchase price, both of these notes cancelled in their entirety on February 15, 2005 along with any accrued interest pursuant to the mutual agreement of the parties.

DFW Internet Services, Inc. entered into thirty (30) promissory notes with the prior owners of The River Internet Access Co. for an aggregate principal amount of $776,472. The thirty (30) notes were made as of September 16, 2004, and the first set of fifteen (15) notes matures on September 15, 2005, and the second set of fifteen (15) notes are convertible notes that mature on March 15, 2006. DFW Internet Services, Inc. has agreed to make quarterly debt service payments inclusive of interest at a simple rate of 6% per annum on the first fifteen notes. The aggregate principal balances on March 31, 2005, on the first set of fifteen promissory notes was $194,122, and accrued interest on these notes as of March 31, 2005, was $511. The total outstanding principal balance and accrued interest are classified as short-term liabilities. The second set of fifteen notes are convertible notes in the aggregate amount of $388,236 that mature on March 16, 2006, with simple interest computed at an annual rate of 3%, and a balloon payment of principal and interest at maturity. The aggregate principal balance on the notes as of March 31, 2005 was $388,236 with accrued interest of $6,254. The aggregate outstanding note principal balance and the accrued interest at March 31, 2005 were classified as long-term liabilities. At any time prior to maturity, the convertible note holders have the right, at the holders’ option, to convert such outstanding balances of their notes, in whole or in part, into common stock at a conversion price of $0.20 per share.

The Company and DFW Internet Services, Inc. and the former owners of DFW Internet Services, Inc. entered into Put Agreements as of January 19, 2004. The Put Agreements gave the former owners of DFW Internet Services, Inc. the right to have the Company repurchase all, but not less than all, of the common stock issued to the former owners. The aggregate purchase price under the Put Agreement was $250,000. The Company classified this liability as a long-term liability on its consolidated financial statements in accordance with SFAS 150. In March 2005, the Put Agreement was terminated in its entirety, and the $250,000 liability was eliminated

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 10-              LONG-TERM DEBT (CONTINUED)

Voice Services Acquisitions

The Company acquired US1 Telecommunications, Inc. and escrowed $75,000 cash, which was due and payable to the former owner within 5 months of the closing date (June 29, 2004), provided the subsidiary performed as indicated in the agreement. The note bore interest at a rate of 5% and was due on December 1, 2004 in the amount of $75,940. The final payment due was subject to certain provisions of the agreement requiring subsequent adjustments to the purchase price and outstanding note. The payment net of the adjustments mentioned above was made in February 2005.

The Company and the former owners of Affinity Telecom entered into Put Agreements as of September 19, 2004. The Put Agreements gave the former owners of Affinity Telecom the right to have the Company repurchase all, but not less than all, of the common stock issued to the former owners. The aggregate purchase price under the Put Agreement was $995,000. The Company previously classified this as a short-term liability on its September 30, 2004 condensed consolidated financial statements in accordance with SFAS 150. The Agreement and Plan of Merger by and between the Company and Affinity Telecom was amended as of December 2004 to settle certain disputes regarding the financial condition of Affinity Telecom. According to the terms of the Amendment, the Put Agreement was terminated in its entirety, and the $995,000 liability was eliminated.

The Company maintained an escrow payable in the amount of $140,000 related to the Agreement and Plan of Merger that was amended as of December 2004 to settle certain disputes regarding the financial condition of Affinity Telecom. According to the terms of the Amendment, the escrow payable was terminated in its entirety.

The Company also recorded a payable in the amount of $50,000 representing additional consideration applicable to accounts receivable of Affinity Telecom that were outstanding at July 30, 2004. Pursuant to the terms of the Amendment discussed above, the $50,000 payable was terminated.

The Company issued two (2) notes to the prior owners of Affinity Telecom, a $300,000 non-interest bearing promissory note and a $750,000 convertible promissory note. Pursuant to the terms of the Amendment discussed above, the two (2) notes with the prior owners were terminated in their entirety.

Vehicles

DFW Internet Services, Inc. entered into a note for the purchase of a company vehicle in August 2004. The note is a three-year note that matures in April 2007 with a balloon payment of approximately $45,000. The note carries an annual interest rate of 7.25% and the payments including interest are $979.49 per month. The maturities over the next two years and in the aggregate are expected to be as follows:

Years Ended March 31,
2006	$11,754
2007	53,465

Total	$65,219

Leases

In 2003, the Company leased certain equipment under capital lease arrangements. Property and equipment includes the following amount for leases that have been capitalized at March 31, 2005:

Computer and mailing equipment	$43,812
Less - accumulated amortization	(10,728)
$33,084

Amortization of leased assets is included in depreciation and amortization expense.

The Company also leases a building and various equipment under non-cancelable operating leases. The building lease expires in 2007 and contains options to renew for additional terms of two years at the prevailing market rate.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 10-              LONG-TERM DEBT (CONTINUED)

Leases (continued)

Future minimum payments under non-cancelable leases with initial terms of one year or more consist of the following at March 31, 2005:

Years Ending March 31,	Capital Leases	Operating Leases
2006	$10,508	$593,515
2007	10,508	338,518
2008	4,068	245,344
2009	-	65,470
2010	-	55,354
Total minimum lease payments	25,084	$1,298,201

Less - amounts representing interest	(4,215)
Less - current portion	(5,354)
Long-term capital lease obligation	$15,515

NOTE 11-              STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

As of March 31, 2005, the Company had 600,000,000 shares of common stock authorized and 355,918,011 issued and outstanding.

The Company had 1,000,000 shares of common stock authorized under its 2001 Equity Performance Plan. The Board of Directors subsequently authorized an increase in the shares available under the 2001 Equity Performance Plan from 1,000,000 to 6,000,000.

The following describes the common stock transactions for the year ended March 31, 2004.

On June 19, 2003, the Company issued 350,000 shares of common stock as compensation at a fair value of $8,750.

On July 7, 2003, pursuant to a memorandum of understanding between the Company and GBH Telecom, LLC, the Company issued 3,500,000 shares of common stock valued at $68,250. As of September 30, 2003, the agreement with GBH Telecom, LLC was terminated.

Between May 2003 and August 2003, the Company issued 16,130,887 shares of common stock in conversion of $165,000 of convertible debentures and accrued interest.

In October 2003, the Company issued 391,304 shares of common stock in conversion of $9,000 in advances that were funded to the Company.

In January 2004, the Company issued 16,666,667 shares of common stock which converted $180,000 in officer advances.

In March 2004, the Company issued 18,761,726 shares of common stock in connection with the acquisition of the common stock of DFW Internet Services, Inc. pursuant to a Stock Purchase Agreement dated January 19, 2004. The issued shares were valued at a fair value of $500,000, based on the average 20-day closing price ($0.02665 per share) prior to January 19, 2004. The distribution of such value amount included an allocation of $250,000 to the terminated put agreement.

During the year ended March 31, 2004, the Company issued 134,517,453 shares of common stock to the escrow agent for use in converting amounts borrowed under the $10 million Equity Line of Credit. The Company also converted $3,145,000 of debt into 118,351,914 shares of common stock and recognized $311,757 of amortization of discount and interest on debt conversions relating to the $10 million Equity Line of Credit.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 11-              STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Common Stock (continued)

The following describes the common stock transactions for the year ended March 31, 2005.

In May 2004, the Company issued 2,000,000 shares of common stock under a settlement agreement with a former executive valued at $90,000, and issued 421,037 shares of common stock to another former executive for $23,999 cash pursuant to the exercise of options under the Company’s 2001 Equity Performance Plan.

In June 2004, the Company issued 8,000,000 shares of common stock in payment of the fees associated with the $100 million Standby Equity Distribution Agreement that was valued at $1,760,000. This cost was reflected as a deferred financing fee on the consolidated balance sheet.

In August 2004, the Company issued 100,000 shares of common stock to an agency as compensation for personnel recruiting services.

In August 2004, the Company issued 2,000,000 shares in conjunction with conversion of warrants by a former executive. The exercise price was $0.029 per share and was paid in cash.

In August 2004, the Company issued 878,816 shares of common stock to the former owners of ShreveNet, Inc. as partial consideration for the acquisition of ShreveNet, Inc. The issued shares were valued at a fair value of $190,000 based on the average 20-day closing price ($0.2162 per share) prior to June 3, 2004.

In August 2004, the Company issued 25,000 shares of common stock in conjunction with exercise of stock options by a former employee under the Company’s 2001 Equity Performance Plan. The exercise price was $0.10 per share and was paid in cash.

In September 2004, the Company issued 5,000,000 shares of common stock to the former owners of Affinity Telecom as partial consideration for the acquisition of Affinity Telecom by the Company. The issued shares were valued at a fair value of $1,000,000 based upon the date of agreement and the terms of the deal. The distribution of such value amount included an allocation of $995,000 to the terminated put agreement.

In November 2004, the Company issued 39,999,999 shares of common stock in connection with the acquisition of CloseCall America, Inc. that was completed in October 2004. The 39,999,999 shares were recorded at a fair value of $10,000,000.

In February 2005, the Company issued 500,000 shares of common stock in conjunction with conversion of warrants for previous consulting services. The exercise price was $0.032 per share.

In March 2005, the Company issued 1,500,000 shares of common stock in connection with the acquisition of Web One, Inc. that was completed in August 2004. The 1,500,000 shares were recorded at a fair value of $300,000.

During the year ended March 31, 2005, the Company issued 10,000,000 shares of common stock to the escrow agent for use in the conversion of borrowings made under the $10 million Equity Line of Credit. The Company converted $3,800,000 of debt into 25,276,134 shares of common stock and recorded $256,691 of amortization of discount on debt conversions relating to the $10 million Standby Equity Distribution Agreement.

During the year ended March 31, 2005, the Company issued 65,000,000 shares of common stock to the escrow agent for use in the conversion of borrowings made under the $100 million Standby Equity Distribution Agreement. The Company also converted $9,200,000 of debt into 52,172,192 shares of common stock. The Company also converted $13,907 of interest into 81,355 shares of common stock. The Company recognized $118,258 and $201 of amortization of discount on debt and interest conversions, respectively, relating to the $100 million Standby Equity Distribution Agreement.

Preferred Stock

The Company has 5,035,425 shares of preferred stock authorized of which 35,378 shares were issued and outstanding as of March 31, 2005 and 2004. There were no issuances of preferred stock during the years ended March 31, 2005 and 2004. The issued and outstanding preferred shares are convertible into 35,378 shares of common stock.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 11-              STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Stock Options and Warrants

The Company has authorized 1,000,000 shares of common stock for the grant of stock options to employees under the 2001 Equity Performance Plan. The Board of Directors subsequently authorized an increase in the number of shares available under the 2001 Equity Performance Plan from 1,000,000 to 6,000,000. In addition, the Company, from time to time, has issued warrants to key personnel pursuant to specific authorization of the board of directors.

SFAS No. 123 encourages adoption of a fair-value-based method for valuing the cost of stock-based compensation. It allows companies to continue to use the intrinsic-value method for options granted to employees and disclose pro forma net loss. Alternatively, it allows the use of the Black Scholes option pricing model, under which the total value (not intrinsic value) of the stock options granted is charged to operations.

The following table summarizes the activity of the Company's stock option plan for the year ended March 31, 2005:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding - beginning of period	4,171,037	$.0482
Granted	5,225,000.1748
Exercised	(446,037)	.0594
Cancelled	(7,225,000)	.1047
Outstanding - end of period	1,725,000.1920

Exercisable - end of period	722,917	$.1635

The following table summarizes the activity of the Company's stock option plan for the year ended March 31, 2004:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding - beginning of period	521,037	$.123
Granted	4,000,000.036
Exercised	(350,000)	.02
Cancelled	-	-
Outstanding - end of period	4,171,037.0482

Exercisable - end of period	2,454,787	$.0458

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model, which approximates fair value, with the following weighted-average assumptions used for stock options granted in 2005 and 2004; no annual dividends, volatility of 60%, risk-free interest rate of 3.00%, and expected life of 9.58 years.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 11-              STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Stock Options and Warrants (continued)

If compensation expense for the Company's stock-based compensation plans had been determined consistent with SFAS 123, the Company's net income and net income per share including pro forma results would have been the amounts indicated below for the years ended March 31, 2005 and 2004:

	2005	2004

Net loss as reported	$(5,359,722)	$(2,157,844)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,652,185)	(156,889)
Pro forma net loss	$(7,011,907)	$(2,314,733)
Net loss per share:
As reported:
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)
Pro forma:
Basic	$(0.024)	$(0.02)
Diluted	$(0.024)	$(0.02)

The Company issued warrants to purchase 61,732,500 shares of common stock in the year ended March 31, 2005. The total number of warrants outstanding at March 31, 2005 was 61,232,500.

The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate 3.0%, dividend yield 0%, volatility 60% and expected life of ten years.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 11-              STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Stock Options and Warrants (continued)

The Company had the following warrants outstanding for the purchase of its common stock as of March 31, 2005 and March 31, 2004:

Exercise Price	Expiration Date	2005	2004
$.30	October, 2009	2,500,000	-
$.35	October, 2009	1,000,000	-
$.30	November, 2009	5,000,000	-
$.15	February, 2010	200,000	-
$.20	November, 2011	5,600,000	-
$.032	September, 2013	-	500,000
$.018	January, 2014	6,500,000	6,500,000
$.02	January, 2014	3,400,000	-
$.10	March, 2014	800,000	-
$.018	April, 2014	21,182,500	-
$.20	June, 2014	4,300,000	-
$.18	July, 2014	2,000,000	-
$.20	July, 2014	1,000,000	-
$.20	November, 2014	2,000,000	-
$.16	January, 2015	3,000,000	-
$.17	January, 2015	2,000,000	-
$.185	January, 2015	500,000	-
$.193	February, 2015	250,000	-

		61,232,500	7,000,000
Weighted average exercise price		$0.117	$0.019

At March 31, 2005 and 2004, warrants to purchase 42,095,000 and 1,000,000 shares of common stock were exercisable, respectively.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 12-              PATENTS

As of March 31, 2005, the Company had filed a total of eight patent applications with the U.S. Patent and Trademark Office (PTO) in the areas of “Smart Antenna” technology and RF Transceiver Chip Design for "Low Noise Amplifier for wireless communications". As of March 31, 2005, the Company had been granted approval of five patents and three patent applications are still pending approval.

NOTE 13-              CONTINGENCIES

Certain mitigating events have occurred during the year ended March 31, 2005 and 2004, leading management to conclude that the Company should remove the going concern uncertainty.

These mitigating events included management receiving a commitment from Cornell to provide the Company with up to $100 million in SEDA financing under certain conditions and receiving funding in the past fiscal year from Cornell under the prior $10 million Equity Line of Credit and the existing $100 million SEDA. In addition, the Company completed two acquisitions in its fourth fiscal quarter ending March 31, 2004 and completed twelve acquisitions in its year ending March 31, 2005 of Internet and voice services companies. The acquired Internet and voice service providers are expected to generate revenues and to provide cash flow from operations.

The acquisitions continue to expand the Company’s service area and provide additional products and services to the existing and future customer base. The Company continues to explore other transactions that will fit its business model and assist the Company in executing its business plan.

NOTE 14-              COMMITMENTS

On April 15, 2004, Mr. Jay O. Wright extended his employment as the Company’s President and Chief Executive Officer. Mr. Wright’s employment is for two years under the terms of his Executive Employment Agreement with the Company.

The Company has entered into employment agreements with other key members of management. Compensation earned by these employees has been properly reflected in the consolidated statements of operations for the years ended March 31, 2005 and 2004, respectively.

In May 2004, the Company announced that it had formed a strategic alliance with Massively Parallel Technologies, Inc. (MPT), a privately owned corporation located in Louisville, Colorado. Under the alliance, MPT will utilize the bandwidth provisioning capability of the Company in connection with MPT's high performance computer cluster platforms and the Company will become a reseller of the MPT platform.

In June 2004, the Company signed a Development Agreement with Information and Communications University (ICU), a Korean institution with leading edge development experience in ZigBee RF design, to jointly develop the Company’s ZigBee RF transceiver chip. Under the Agreement, the Company retains 100% ownership of all intellectual property rights.

In June 2004, the Company signed a letter of intent to acquire CommSouth Companies, Inc. a competitive local exchange carrier (CLEC) and long distance and Internet service provider based in Dallas, Texas. As of March 31, 2005, the Company is not actively pursuing the completion of this acquisition.

In June 2004, the Company entered into a Business Development Agreement with Solution Technology International, Inc., a Frederick, Maryland-based software company (“STI”), whereby the Company provided services to STI in exchange for a 5% ownership in the company. The value of the investment is $150,000 and is reflected in the consolidated balance sheet at March 31, 2005.

In July 2004 the Company signed a letter of intent to acquire American Fiber Network, Inc., (“AFN”) a licensed Competitive Local Exchange Carrier (CLEC) and long distance provider based in Kansas City, Missouri. AFN is licensed to provide local, long distance and Internet service in 48 contiguous U.S. states. The Company is actively pursuing this acquisition.

In August 2004, the Company signed a letter of intent to acquire WorldNet Communications, Inc., a Leesville, Louisiana-based Internet service provider. As of March 31, 2005, the Company is not actively pursuing the completion of this acquisition.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 14-             COMMITMENTS (CONTINUED)

In August 2004, the Company announced its intention to issue a property dividend of 3,073,113 shares of common stock of STI. The Company's stockholders are expected to receive one share of registered (i.e. “free-trading”) STI stock for approximately every 93 shares of the Company stock that they own, based on the existing shares outstanding and certain warrants. The Company’s Board of Directors set September 15, 2004 as the record date for the stock dividend. In March 2005, STI withdrew its pending registration statement from the United States Securities and Exchange Commission. STI is contemplating other options to become a publicly traded company. The Company intends to pursue issuance of the property dividend upon STI obtaining its public listing. At this time, no date has been established for such listing.

In August 2004, the Company announced that it signed a memorandum of understanding with an Israeli technology company, ActivePoint Ltd., to jointly pursue a working relationship covering a number of potential technology and communications projects. The companies have agreed that a future working relationship could include select opportunities involving ActivePoint's search engine and the Company’s Internet services, voice services, wireless services, and other telecommunications and IT initiatives within North America.

In August 2004, the Company signed a business development agreement with Texas Prototypes, Inc., an electronic prototype manufacturing company, to jointly pursue a working relationship covering a number of potential technology projects and business development initiatives. The Company received a 5% ownership in the company as consideration for services under the agreement. The value of the investment is $300,000 and is reflected in the consolidated balance sheet at March 31, 2005.

In September 2004, the Company announced a letter of intent to acquire two Bridgeport, Texas phone companies, Affordaphone, Inc. and Basicphone, Inc. As of March 31, 2005, the Company is not actively pursuing the completion of these acquisitions.

In September 2004, the Company announced it had signed a letter of intent to acquire North Country Internet Access, Inc., an internet services provider based in Berlin, New Hampshire, which offers both analog and digital dial-up, service, Web hosting and design services to residential and small business customers in northern New Hampshire. As of March 31, 2005, the Company is not actively pursuing the completion of this acquisition.

In September 2004, the Company formed a strategic alliance with Global Triad Incorporated, a Ft. Lauderdale, Florida-based software and wireless broadband company. Pursuant to the arrangement, the companies will look to jointly pursue select wireless projects and work together utilizing Global Triad's compression software.

In October 2004, the Company completed the design of its first ZigBee wireless semiconductor chip. The 2.4 GHz chip design for the so-called "RF layer," or "physical layer," is now being converted into a prototype chip at a facility in Taiwan. In addition the Company announced it had begun design on a 900 MHz ZigBee chip.

In March 2005, the Company announced that it has been awarded a five-year contract with the General Services Administration (GSA) to sell certain electronic commerce and telecommunications services to the federal government, effective through February 24, 2010.

In connection with the November 2004 acquisition of  the senior secured debt of Davel, the Company agreed to purchase the remaining issued and outstanding shares (approximately 4.8%) held by the minority stockholders (the “Minority Stockholders”) within 180 days of the closing date of the Davel acquisition. The purchase price to be offered to the Minority Stockholders was to be an amount of not less than $0.015 per share, which, at the discretion of the Company, could be paid in cash or common stock of Mobilepro. Subsequent to year-end, Davel paid the cash purchase price of $450,000 to the Minority Stockholders and the transaction was completed in May 2005.

NOTE 15-              IMPAIRMENT OF GOODWILL

In connection with the acquisition of certain Internet and voice services companies, the Company recorded goodwill in the amounts of $32,785,618 and $812,003 during the years ended March 31, 2005 and 2004, respectively. The Company performs its annual impairment test for goodwill at the end of each fiscal year and determined that at both March 31, 2005 and 2004 that there was no impairment of the goodwill.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 16-              LITIGATION/ LEGAL PROCEEDINGS

As of March 31, 2005, the Company was party to the following material legal proceedings.

At the time that the Company acquired 95.2 % of the stock of Davel, Davel was a defendant in a civil lawsuit captioned Gammino v. Cellco Partnership d/b/a Verizon Wireless, et al. , C.A. No. 04-4303 filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiff claims that Davel and other defendants allegedly infringed its patent involving the prevention of fraudulent long-distance telephone calls and is seeking damages in connection with the alleged infringement. Davel continues to review and investigate the allegations set forth in the complaint, continues to assess the validity of the Gammino Patents and is in the process of determining whether the technology purchased by Davel from third parties infringes upon the Gammino Patents. According to the terms of the Davel acquisition agreement, the former secured lenders, subject to certain limitations, have agreed to reimburse the Company for the litigation cost and any losses resulting from the Gammino lawsuit. The former secured lenders have agreed to fund such costs from future regulatory receipts that were assigned to them by Davel. Any such regulatory receipts will be deposited into a third-party escrow account and will be used to reimburse the Company for costs incurred. The secured lenders are not required to fund the escrow account or otherwise reimburse the Company for amounts, if any, in excess of actual regulatory receipts collected. Any amount remaining in the escrow account at the conclusion of the litigation is to be returned to the former secured lenders. Subsequent to March 31, 2005, the Company received significant regulatory receipts that are being held in escrow. These funds can be used to reimburse the Company for costs incurred in defending or settling the litigation matter. The case is in the discovery phase of the litigation.

On or about October 15, 2002, Davel was served with a complaint, in an action captioned Sylvia Sanchez et al. v. Leasing Associates Service, Inc., Armored Transport Texas, Inc., and Telaleasing Enterprises, Inc . Plaintiffs claim that Davel was grossly negligent or acted with malice and such actions proximately caused the death of Thomas Sanchez, Jr., a former Davel employee. On or about January 8, 2002, the Plaintiffs filed their first amended complaint adding a new defendant LAI Trust and on or about January 21, 2002 filed their second amended complaint adding new defendants Davel Communications, Inc., DavelTel, Inc. and Peoples Telephone Company, all subsidiaries of Davel. The original complaint, as well as the first and second amended complaints, was forwarded to Davel’s insurance carrier for action; however, Davel’s insurance carrier denied coverage based upon the workers compensation coverage exclusion contained in the insurance policy. The Company answered the complaint on or about January 30, 2003. The parties are currently engaged in the discovery process. The trial originally scheduled for June 2004 was continued to November 2004; however, the trial has been delayed further by motion of the plaintiff and approval of the court. It is anticipated that the trial will be scheduled for November 2005. While Davel believes that it has meritorious defenses to the allegations contained in the second amended complaint and intends to vigorously defend itself, Davel cannot at this time predict its likelihood of success on the merits.

The Company terminated Kevin Kuykendall, former President of the Company’s voice division, for cause under the terms of his Executive Employment Agreement, effective Wednesday, December 29, 2004. On January 26, 2005, Mobilepro was served with notice that a complaint had been filed with the U.S. Department of Labor by Mr. Kuykendall alleging discriminatory employment practices. Mr. Kuykendall has alleged that he was terminated on December 29, 2004 in reprisal for challenging the accuracy of a qualified financial goal of Davel Communications, Inc. Mr. Kuykendall sought back pay, plus interest, and reinstatement or the future pay for the term of his contract, reimbursement of insurance premiums borne by Mr. Kuykendall during the period of his termination, payment of outstanding bonuses to which he believes he is entitled, compensatory damages for emotional distress, pain and suffering, punitive damages, costs, and reasonable attorneys’ fees. In March 2005, the Company received from the U.S. Department of Labor a favorable ruling in the Kuykendall matter. The U.S. Department of Labor found no reasonable cause to support the former employee’s complaint for improper termination and the U.S. Department of Labor concluded that Mr. Kuykendall failed to demonstrate that his alleged assertions were a contributing factor in his discharge for cause. Mr. Kuykendall did not appeal the U.S. Department of Labor ruling and the case was subsequently closed. In May 2005, the Company and Mr. Kuykendall dropped all complaints and legal proceedings against each other and signed a confidential settlement agreement and mutual general release.

NOTE 17-             INCOME TAXES

The provision for income taxes results in an effective tax rate that differs from the Federal statutory tax rate as follows for the years ended March 31, 2005 and 2004:

	Years Ended March 31,
	2005	2004
Statutory federal income tax rate	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(3.0)	(3.0)
Permanent differences	0.2	0.1
Tax credits	-	-
Change in valuation allowance	37.8	37.9

Effective tax rate	-%	-%

The components of the Company’s net deferred tax asset are as follows:

	March 31,
	2005	2004
Net operating loss carryforwards	$6,033,340	$3,995,340
Depreciation	(50,051)	(39,192)
Valuation allowance	(5,983,288)	(3,956,147)

Total net deferred tax asset	$-	$-

At March 31, 2005, the Company had a valuation allowance of $5,983,288 which fully offsets the net deferred tax asset. The Company calculated the valuation allowance in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Recent evidence, such as operating results during recent years, is given more weight when assessing whether the level of future profitability needed to recognize the deferred assets will be achieved. The Company’s cumulative loss in since inception represents sufficient negative evidence to require a full valuation allowance under the provisions of SFAS No. 109. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support the reversal of any portion of the allowance.

The Company currently has net operating loss carryforwards to offset future taxable income of approximately $15.9 million at March 31, 2005. These net operating loss carryforwards expire through 2025. When there has been a change in an entity’s ownership, utilization of net operating loss carryforwards may be limited. Because of the changes in the ownership of prior acquisitions by the Company, the use of the acquired net operating losses will be limited and may not be available to offset future taxable income.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 18-             DIAL AROUND COMPENSATION

A dial-around call occurs when a non-coin call is placed from a public pay telephone of the Company, which utilizes any interexchange carrier (“IXC”) other than the presubscribed carrier (the Company’s dedicated provider of long distance and operator assisted calls). The Company receives revenues from such carriers recording them as dial-around compensation based upon the per-call rate in effect pursuant to orders issued by the Federal Communications Commission (the “FCC”) under section 276 of the Telecommunications Act of 1996 (“Section 276”) and the estimated number of dial-around calls placed from each pay telephone during each month. Prior to 2001, the Company recorded revenue from dial-around compensation based upon the rate of $0.24 per call ($0.238 per call prior to April 21, 1999) and 131 monthly calls per phone, which represented the monthly averages for calls from a pay telephone used by the FCC in initially determining the amount of dial-around compensation to which payphone service providers (“PSP”) were entitled. The averages were utilized until such time as the actual number of dial-around calls could be tracked on a per pay telephone basis. On August 12, 2004, the FCC released an order to increase the dial-around compensation rate from $0.24 to $0.494 per call (the “2004 Order”). The new rate became effective September 27, 2004, 30 days after publication of the 2004 Order in the Federal Register, and may be subject to appeal by IXCs or other parties. Although the 2004 Order was effective for the fourth quarter of 2004, the Company did not receive payments under the 2004 Order until April 2005.

As a result of the orders issued by the FCC regarding dial-around compensation and the resulting litigation, the amount of revenues that payphone service providers (“PSPs”) were entitled to receive and the amounts that PSPs actually received have differed. In general, there have been underpayments of dial-around compensation from IXCs and other carriers from November 6, 1996 through October 6, 1997 (the “Interim Period”) and overpayments to PSPs, including the Company, from October 7, 1997 through April 20, 1999 (the “Intermediate Period”). On January 31, 2002, the FCC released its Fourth Order on Reconsideration and Order on Remand (the “2002 Payphone Order”) that provided a partial decision on how retroactive dial-around compensation adjustments for the Interim Period and Intermediate Period may apply.

On October 23, 2002, the FCC released its Fifth Order on Reconsideration and Order on Remand (the “Interim Order”), which resolved all the remaining issues surrounding the Interim Period and the Intermediate Period true-up and specifically addressed how flat rate monthly per-phone compensation owed to PSPs would be allocated among the IXCs. The Interim Order also resolved how certain offsets to such payments would be handled and a host of other issues raised by parties in their remaining FCC challenges to the 2002 Payphone Order and prior orders issued by the FCC regarding dial-around compensation. In the Interim Order, the FCC ordered a true up for the Interim Period and increased the adjusted monthly rate to $35.22 per payphone per month, to compensate for the three-month payment delay inherent in the dial-around payment system. The new rate of $35.22 per payphone per month is a composite rate, allocated among approximately five hundred carriers based on their estimated dial-around traffic during the Interim Period. The FCC also ordered a true-up requiring the PSPs, including the Company, to refund an amount equal to $.046 (the difference between the old $0.284 rate and the subsequently revised $0.238 rate) to each carrier that compensated the PSP on a per-call basis during the Intermediate Period. Interest on additional payments and refunds is to be computed from the original payment date at the IRS prescribed rate applicable to late tax payments. The FCC further ruled that a carrier claiming a refund from a PSP for the Intermediate Period must first offset the amount claimed against any additional payment due to the PSP from that carrier. Finally, the Interim Order provided that any net claimed refund amount owing to carriers cannot be offset against future dial-around payments without (1) prior notification and an opportunity to contest the claimed amount in good faith (only uncontested amounts may be withheld); and (2) providing PSPs an opportunity to “schedule” payments over a reasonable period of time.

In January 2005, certain carriers offset approximately $0.5 million from their current dial-around compensation payments. In April 2005, approximately $0.7 million was offset from current dial-around compensation payments further reducing this liability. The remaining amount outstanding will be paid or deducted from future quarterly payments of dial-around compensation to be received from the applicable dial-around carriers.

For the fiscal year ended March 31, 2005, Davel received $0.4 million in payments from carriers under the Interim Order and recorded the dial-around compensation adjustments in the accompanying consolidated statements of operations. Although Davel is entitled to receive a substantial amount of additional dial-around compensation pursuant to the Interim Order, such amounts, subject to certain limitations, were assigned to Davel’s former secured lenders in exchange for a reduction in Davel’s senior secured debt prior to the acquisition of such debt by the Company. Regulatory actions and market factors, often outside Davel’s control, could significantly affect Davel’s future dial-around compensation revenues. These factors include (i) the possibility of administrative proceedings or litigation seeking to modify the dial-around compensation rate, and (ii) ongoing technical or other difficulties in the responsible carriers’ ability and willingness to properly track or pay for dial-around calls actually delivered to them.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 19-              SEGMENT INFORMATION

The Company’s reportable operating segments include Technology, Voice Services, Internet Services and Corporate. The Company allocates cost of revenues and direct operating expenses to these segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each segment based on the amount of net income or loss, as presented below. Corporate expenses are not allocated to the segments.

Operating segment data for the years ended March 31, 2005 and 2004 are as follows:

For the year ended March 31, 2005:

		Wireless	Voice	Internet
	Corporate	Networks	Services	Services	Total
Revenues	$615,000	$-	$32,009,084	$13,884,060	$46,508,144
Cost of revenues (exclusive of depreciation and amortization)	-	-	15,816,901	6,734,339	22,551,240
Other operating expenses	1,287,945	953,976	16,707,959	6,460,970	25,410,850
Depreciation and amortization	1,108,483	14,588	1,093,620	225,672	2,442,363
Other income	-	-	111,089	-	111,089
Interest (net)	1,393,108	43,927	23,523	113,944	1,574,502
Net income (loss)	$(3,174,536)	$(1,012,491)	$(1,521,830)	$349,135	$(5,359,722)

Segment assets	$19,522,552	$14,240	$35,166,195	$18,119,944	$72,822,931
Fixed assets, net of accumulated depreciation	$-	$7,293	$11,804,050	$1,381,713	$13,193,056

For the year ended March 31, 2004 :

	Corporate	Wireless Networks	Voice Services	Internet Services	Total
Revenues	$-	$-	$-	$311,355	$311,355
Cost of revenues (exclusive of depreciation and amortization)	-	-	-	117,349	117,349
Other operating expenses	701,758	1,115,946	-	138,454	1,956,158
Depreciation and amortization	353,342	14,589	-	6,411	374,342
Interest (net)	-	18,745	-	2,605	21,350
Net income (loss)	$(1,055,100)	$(1,149,280)	$-	$46,536	$(2,157,844)

Segment assets	$1,877,378	$29,151	$-	$1,451,644	$3,358,173
Fixed assets, net of accumulated depreciation	$-	$21,881	$-	$114,617	$136,498

NOTE 20-              SUBSEQUENT EVENTS

On January 26, 2005, Mobilepro was served with notice that a complaint had been filed with the U.S. Department of Labor by Mr. Kuykendall alleging discriminatory employment practices. In March 2005, the Company received from the U.S. Department of Labor a favorable ruling. The U.S. Department of Labor found no reasonable cause to support former employee Mr. Kuykendall's complaint for improper termination and the U.S. Department of Labor concluded that Mr. Kuykendall failed to demonstrate that his alleged assertions were a contributing factor in his discharge for cause. Mr. Kuykendall did not appeal the U.S. Department of Labor ruling and the case was subsequently closed. As the Company indicated previously, management vigorously defended itself from any action and the ruling by the U.S. Department of Labor demonstrated that the Company had significant defenses against the claim and that the termination was handled properly. In May 2005, the Company and Mr. Kuykendall dropped all complaints and legal proceedings against each other and signed a confidential settlement agreement and mutual general release. (See Note 16)

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 20-              SUBSEQUENT EVENTS (CONTINUED)

In connection with the November 2004 acquisition of the senior secured debt of Davel, the Company agreed to purchase the remaining issued and outstanding shares (approximately 4.8%) held by the minority stockholders (the “Minority Stockholders”) within 180 days of the closing date of the Davel acquisition. The purchase price to be offered to the Minority Stockholders was to be an amount of not less than $0.015 per share, which, at the discretion of the Company, could be paid in cash or common stock of Mobilepro. The Company elected to make the purchase in the form of a reverse split and cash purchase. Prior to undertaking the cash purchase, Davel retained a financial advisor to render an opinion that the terms of the purchase were fair, from a financial point of view, to the Minority Stockholders. Mobilepro retained the financial advisor in January 2005. In February 2005, the financial advisor rendered its opinion that the terms of the purchase were fair, from a financial point of view, to the Minority Stockholders. Subsequent to year-end, Davel paid the cash purchase price of $450,000 to the Minority Stockholders and the transaction was completed in May 2005.

In April 2005, the Company announced that, through its Neoreach wireless division, it has launched a pilot project to set up a wireless access zone in Chandler, Arizona, a suburb of Phoenix.

In April 2005, the Company announced that Philip F. Otto has been appointed to its advisory board.

In April 2005, the Company announced that its subsidiary, CloseCall America, plans to launch a new prepaid wireless product. The new service offers a "no surprise" wireless bill for consumers and will offer new features including parental controls that will have the ability to restrict outgoing and incoming calls to only certain numbers. CloseCall also announced that it is now providing digital subscriber line (DSL) high-speed connectivity in Ohio, Michigan and Indiana in addition to Maryland, New Jersey and Delaware where CloseCall currently offers DSL service.

In April 2005, the Company announced that it has been awarded a five-year contract (with two five-year options) to deploy and manage a city-wide wireless network covering a 40-square-mile area of Tempe, Arizona. The network, known as WazTempe, will be able to reach Tempe's more than 65,000 households, 1,100 businesses, 50,000 students and hundreds of thousands of annual visitors. Additionally, it will provide municipal services to Tempe police, fire, emergency and city/Arizona State University personnel.

In May 2005, the Company announced that it has signed a term sheet for a new $15.5 million financing with Cornell that significantly lowers the Company's cost of capital. The financing carries an interest rate of 7.75%, has a term of three years, is convertible into common stock at $0.30 per share and includes six million warrants with an exercise price of $0.50 per share. The new financing replaces a bridge financing from Airlie Opportunity Master Fund, a Connecticut based hedge fund, which had an interest rate of 23%. The Company closed this financing transaction on May 13, 2005.

In May 2005, the Company issued an additional 5,000,000 shares of common stock to the escrow agent for use in converting debt into common stock under the $100 million Standby Equity Distribution Agreement.

In May 2005, our subsidiary, NeoReach, Inc., through its subsidiary NeoReach Wireless, Inc., acquired Transcordia, LLC a/k/a WazAlliance, a growing network of metro-wide commercial and residential Wi-Fi and Wi-Max access zones, for common stock plus the assumption of certain liabilities. NeoReach Wireless partnered with WazAlliance to deploy full-scale metro-wide service in both Tempe and Chandler, Ariz. known as WazTempe and WazChandler. WazAlliance also includes WazHamptonRoads and WazMaui and has opportunities in other cities, primarily in the Southwest. WazTempe will provide city-wide multi-band Wi-Fi network for municipal vehicles and personnel, including public safety employees as well as services for residences, retail businesses, schools, public events, hotels and resorts, and public transportation.

In May 2005, the Company’s CloseCall America subsidiary signed a long-term commercial agreement with Verizon. The new commercial agreement secures pricing to 2010, and will allow the Company to increase the number of customers to which it can provide its CloseCall local, long-distance, cellular and Internet services.

In May 2005, the Company appointed Michael J. Kleeman to the Company's advisory board. Mr. Kleeman brings nearly 30 years of experience in wireless, telecommunications and computers to the Company. Mr. Kleeman is a director of Cyberinfrastructure Policy Research at the University of California San Diego. Mr. Kleeman previously worked for Sprint, Arthur D. Little consulting, Boston Consulting Group and Aerie Networks. Most recently, Mr. Kleeman was co-founder and CTO of Cometa Networks, a company backed by IBM, Intel and AT&T, where Mr. Kleeman used his expertise in OSS for 802.11 networks.

MOBILEPRO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2005 AND 2004

NOTE 20-             SUBSEQUENT EVENTS (CONTINUED)

In May 2005, the Company signed a Memorandum of Understanding with Viyya Technologies, Inc. under which the Company will become a reseller of Viyya's VIYYA™ software. The Company will work with Viyya management to market and distribute VIYYA™ via a reseller agreement to be negotiated between the companies. Anticipated to be available later this summer to the Company’s Nationwide Internet subscribers, the VIYYA™ software platform will assist in the management, personalization and customization of content maintained on the Nationwide Internet access service.

Subsequent to the year ended March 31, 2005, the Company continued to pursue a working relationship covering a number of potential technology and communications projects with ActivePoint, an Israeli technology company. The companies previously signed a Memorandum of Understanding and Business Development Agreement whereby the companies are working on select opportunities involving ActivePoint's search engine and the Company’s internet services, voice services, wireless services, and other telecommunications and IT initiatives within North America. In May 2005, ActivePoint filed a registration statement with the United States Securities and Exchange Commission. ActivePoint is attempting to become a publicly traded company. The Company owns approximately 5.5% of the common stock of ActivePoint that it received in exchange for its services.

In May 2005, the Company signed a memorandum of understanding with UC Hub Group, Inc. (OTCBB: UCHB), under which the companies can cross-sell each other's products and services, including broadband wireless, e-money applications and other value-added telecommunications services to its customer bases, including cities throughout the United States.

In May 2005, the Company announced the appointment of Tammy L. Martin as President and Chief Executive Officer of the Company's pay telephone subsidiary, Davel Communications, Inc.

In May 2005, the Company announced that Daniel Lozinsky retired from Mobilepro's board of directors to pursue other business and personal interests.

In August 2004, the Company announced its intention to issue a property dividend of 3,073,113 shares of common stock of STI. The Company shareholders are expected to receive one share of registered (i.e. “free-trading”) STI stock for approximately every 93 shares of the Company stock that they own, based on the existing shares outstanding and certain warrants. The Company’s board of directors set September 15, 2004 as the record date for the stock dividend. In March 2005, STI withdrew its registration statement from the United States Securities and Exchange Commission. STI is contemplating other options to become a publicly traded company. The Company intends to pursue issuance of the property dividend upon STI obtaining its public listing. At this time, no date has been established for such listing.

As part of the August 27, 2004 $8,500,000 funding by Cornell, the Company transferred $5,000,000 of the note balance into debt under the $100 million SEDA in February 2005. $3,900,000 of the $5,000,000 due under the $100 million SEDA as of March 31, 2005 was converted into 15,923,684 shares of common stock subsequent to March 31, 2005. The remaining principal balance on the $8,500,000 note payable was $1,300,000 as of March 31, 2005, and it was transferred into debt under the $100 million SEDA and was fully converted into 4,909,091 shares of common stock subsequent to March 31, 2005.

As part of the February 22, 2005 $1,500,000 funding by Cornell, $1,500,000 remains outstanding under the $100 million SEDA as of March 31, 2005. No part of the debt was converted into shares of common stock subsequent to March 31, 2005.

EXHIBIT 1

MOBILEPRO CORP. AND SUBSIDIARIES
ALLOCATIONS OF PURCHASE PRICE AMOUNTS
FOR THE YEAR ENDED MARCH 31, 2005

	Davel	CloseCall America	The River	World Trade Network	Affinity Telecom	Web One	Ticon.net	Clover	Crescent	Shrevenet	August.net	Totals
Acquisition Cost
Cash	$14,000,000	$8,000,000	$1,690,732	$1,200,000	$1,513,000	$1,660,000	$750,000	$707,736	$944,767	$1,060,000	$1,730,000	$33,256,235
Transaction fees and expenses	425,000	-	-	-	-	-	-	-	-	-	-	425,000
Note(s) payable	-	-	776,472	-	-	-	250,000	542,264	250,000	-	-	1,818,736
Stock warrants	333,500	-	-	-	-	-	-	-	-	-	-	333,500
Common stock	-	10,000,000	-	-	1,000,000	300,000	-	-	-	190,000	-	11,490,000
Excess of liabilities assumed over assets acquired	-	-	192,545	109,986	-	349,054	564,876	-	-	-	33,986	1,250,447

Aggregate purchase price amounts	$14,758,500	$18,000,000	$2,659,749	$1,309,986	$2,513,000	$2,309,054	$1,564,876	$1,250,000	$1,194,767	$1,250,000	$1,763,986	$48,573,918

Number of Shares Issued	-	39,999,999	-	-	5,000,000	1,500,000	-	-	-	878,816	-	47,378,815

Net Assets of Acquired Companies
Aggregate purchase price amounts	$14,758,500	$18,000,000	$2,659,749	$1,309,986	$2,513,000	$2,309,054	$1,564,876	$1,250,000	$1,194,767	$1,250,000	$1,763,986	$48,573,918
Excess of liabilities assumed over assets acquired	-	-	(192,545)	(109,986)	-	(349,054)	(564,876)	-	-	-	(33,986)	(1,250,447)

Net Assets of Acquired Companies	$14,758,500	$18,000,000	$2,467,204	$1,200,000	$2,513,000	$1,960,000	$1,000,000	$1,250,000	$1,194,767	$1,250,000	$1,730,000	$47,323,471

Cash and cash equivalents	$3,854,576	$1,588,292	$104,730	$19,468	$75,629	$-	$(22,766)	$13,119	$-	$31,098	$26,337	$5,690,483
Accounts receivable, net	7,021,222	3,047,642	4,975	34,111	553,424	162,126	117,832	46,280	250,674	129,348	105,852	11,473,485
Other current assets	740,918	1,366,134	6,370	105,093	16,422	-	2,854	19,298	27,027	42,982	-	2,327,097
Fixed assets	11,830,544	347,620	50,344	126,794	71,140	74,558	299,033	234,520	277,838	167,476	130,437	13,610,304
Goodwill	-	16,470,541	2,659,749	1,309,986	2,073,162	2,309,054	1,564,876	1,186,942	900,623	1,020,703	1,763,986	31,259,622
Location contracts	3,321,857	-	-	-	-	-	-	-	-	-	-	3,321,857
Other intangible assets	-	248,178	391,466	326,364	-	-	-	-	-	-	-	966,008
Other assets	1,186,407	11,513	45,582	-	-	-	-	-	-	-	-	1,243,502
Total Assets	27,955,524	23,079,920	3,263,216	1,921,815	2,789,777	2,545,738	1,961,829	1,500,158	1,456,161	1,391,607	2,026,612	69,892,358

Minority Interest	600,000	-	-	-	-	-	-	-	-	-	-	600,000

Current portion of notes payable	-	61,144	-	-	-	-	-	-	-	-	-	61,144
Accounts payable and accrued expenses	12,597,024	3,703,857	354,892	409,196	276,777	246,338	187,174	51,819	87,921	64,008	151,607	18,130,613
Deferred revenue	-	1,178,199	358,348	262,008	-	339,400	774,655	198,339	125,292	77,599	145,005	3,458,845
Notes payable and other long-term liabilities, net	-	136,720	82,772	50,611	-	-	-	-	48,181	-	-	318,284
Total Liabilities	12,597,024	5,079,920	796,012	721,815	276,777	585,738	961,829	250,158	261,394	141,607	296,612	21,968,886

Net Assets Acquired	$14,758,500	$18,000,000	$2,467,204	$1,200,000	$2,513,000	$1,960,000	$1,000,000	$1,250,000	$1,194,767	$1,250,000	$1,730,000	$47,323,471

The accompanying notes are an integral part of this exhibit.

EXHIBIT 2

MOBILEPRO CORP. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2005
(unaudited)

			CloseCall		World Trade		Affinity				Proforma	Proforma
	Mobilepro	Davel	America	The River	Network	Web One	Telecom	Ticon.net	Clover	Crescent	Adjustments	Results
		(6 Months	(9 Months	(4 Months	(8 Months	(6 Months	(6 Months	(6 Months	(6 Months	(6 Months
		Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
		9/30/04)	9/30/04)	8/31/04)	8/31/04)	6/30/04)	6/30/04)	6/30/04)	6/30/04)	6/21/04)

REVENUES	$46,508,144	$28,724,000	$17,594,548	$1,431,590	$1,948,267	$1,049,336	$2,070,807	$1,038,517	$662,746	$847,551	$-	$101,875,506

COSTS OF REVENUES	22,551,240	19,590,000	9,830,799	683,843	941,834	380,285	895,057	425,106	335,018	680,830	-	56,314,012

GROSS PROFIT	23,956,904	9,134,000	7,763,749	747,747	1,006,433	669,051	1,175,750	613,411	327,728	166,721	-	45,561,494

OPERATING EXPENSES	27,478,063	10,033,000	7,278,721	656,006	1,057,706	729,470	948,665	698,997	331,498	657,395	-	49,869,521

LOSS BEFORE OTHER INCOME (EXPENSE)	(3,521,159)	(899,000)	485,028	91,741	(51,273)	(60,419)	227,085	(85,586)	(3,770)	(490,674)	-	(4,308,027)

OTHER INCOME (EXPENSE)	(1,838,563)	(4,124,000)	2,587	(18,462)	(2,848)	(3,107)	(12,000)	(41,506)	8,255	(20,326)	(1,748,000)	(7,797,970)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(5,359,722)	(5,023,000)	487,615	73,279	(54,121)	(63,526)	215,085	(127,092)	4,485	(511,000)	(1,748,000)	(12,105,997)
Provision for income taxes	-	-	-	-	-	-	-	-	-	-	-	-

NET LOSS APPLICABLE TO COMMON SHARES	$(5,359,722)	$(5,023,000)	$487,615	$73,279	$(54,121)	$(63,526)	$215,085	$(127,092)	$4,485	$(511,000)	$(1,748,000)	$(12,105,997)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.02)											$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	289,933,904	-	21,666,666	-	-	562,500	1,666,667	-	-	-		313,829,737

ACQUISITION DATE		11/15/04	10/15/04	9/16/04	9/15/04	8/13/04	8/2/04	7/14/04	7/6/04	6/21/04

NOTE 1> August.net acquired on April 21, 2004

NOTE 2> Shrevenet acquired on June 3, 2004

The accompanying notes are an integral part of this exhibit.

EXHIBIT 3

MOBILEPRO CORP. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2004
(unaudited)

			CloseCall		World Trade		Affinity							Proforma	Proforma
	Mobilepro	Davel	America	The River	Network	Web One	Telecom	Ticon.net	Clover	Crescent	Shrevenet	August.net	DFW	Adjustments	Results
		(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months	(12 Months
		Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
		12/31/03)	12/31/03)	4/30/04)	12/31/03)	12/31/03)	12/31/03)	12/31/03)	12/31/03)	12/31/03)	12/31/03)	12/31/03)	12/31/03)

REVENUES	$311,355	$81,773,000	$24,353,746	$4,752,175	$3,543,871	$2,276,657	$2,344,635	$2,099,265	$1,534,049	$1,854,289	$2,024,627	$1,511,340	$1,764,260	$-	$130,143,269

COSTS OF REVENUES	117,349	60,641,000	13,742,826	2,218,434	1,530,271	755,167	912,414	908,377	588,661	1,359,690	806,540	810,039	904,377	-	85,295,145

GROSS PROFIT	194,006	21,132,000	10,610,920	2,533,741	2,013,600	1,521,490	1,432,221	1,190,888	945,388	494,599	1,218,087	701,301	859,883	-	44,848,124

OPERATING EXPENSES	1,977,158	32,739,000	10,358,897	2,275,667	2,176,035	1,555,136	1,460,427	1,266,873	873,436	1,919,626	1,212,492	688,840	788,570	-	59,292,157

LOSS BEFORE OTHER INCOME (EXPENSE)	(1,783,152)	(11,607,000)	252,023	258,074	(162,435)	(33,646)	(28,206)	(75,985)	71,952	(1,425,027)	5,595	12,461	71,313	-	(14,444,033)

OTHER INCOME (EXPENSE)	(374,692)	(34,584,000)	(88,361)	(230,857)	(10,903)	(8,737)	(10,000)	(10,322)	23,652	(30,832)	(38,821)	-	(33,456)	(3,496,000)	(11,752,329)
														27,141,000

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,157,844)	(46,191,000)	163,662	27,217	(173,338)	(42,383)	(38,206)	(86,307)	95,604	(1,455,859)	(33,226)	12,461	37,857	(3,496,000)	(26,196,362)
Provision for income taxes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NET LOSS APPLICABLE TO COMMON SHARES	$(2,157,844)	$(46,191,000)	$163,662	$27,217	$(173,338)	$(42,383)	$(38,206)	$(86,307)	$95,604	$(1,455,859)	$(33,226)	$12,461	$37,857	$(3,496,000)	$(26,196,362)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.02)														$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	111,591,658	-	39,999,999	-	-	1,500,000	5,000,000	-	-	-	878,816	-	17,682,284		176,652,757

ACQUISITION DATE		11/15/04	10/15/04	9/16/04	9/15/04	8/13/04	8/2/04	7/14/04	7/6/04	6/21/04	6/3/04	4/21/04	1/20/04

The accompanying notes are an integral part of this exhibit to the consolidated financial statements.

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about Mobilepro Corp. except the information or representations contained in this Prospectus. You should not rely on any additional information or representations if made.

-----------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:
·except the common stock offered by this Prospectus;
·in any jurisdiction in which the offer or solicitation is not authorized;
·in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;
·to any person to whom it is unlawful to make the offer or solicitation; or
·to any person who is not a United States resident or who is outside the jurisdiction of the United States.
The delivery of this Prospectus or any accompanying sale does not imply that:
·there have been no changes in the affairs of Mobilepro Corp. after the date of this Prospectus; or
·the information contained in this Prospectus is correct after the date of this Prospectus.
---------------------- PROSPECTUS --------------------- 295,219,537 Shares of Common Stock MOBILEPRO CORP. February 28, 2006